                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of August 24, 1998


                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

         Form 20-F    X                                  Form 40-F
                    -----                                           -----

     (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes    X                                         No
                    -----                                           -----

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-795.

14.1(C)
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT AN INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986.

14.1(E)
If you no longer hold any ordinary shares of 2p each in Micro Focus Group Plc, please hand this document together with the accompanying documents at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

6.B.3
A copy of this document, which comprises listing particulars relating to Micro Focus Group Plc prepared in accordance with the listing rules made under section 142 of the Financial Services Act 1986, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 149 of that Act.

--------------------------------------------------------------------------------

                             MICRO FOCUS GROUP PLC

6.C.6
6.B.6
6.B.1
 (incorporated and registered in England under the Companies Acts 1948 to 1981
                                  No. 1709998)

          LISTING PARTICULARS RELATING TO THE ISSUE OF NEW MICRO FOCUS ORDINARY SHARES OF 2P EACH IN CONNECTION WITH THE MERGER WITH

6.B.15(B)
                                INTERSOLV, INC.

6.B.16
--------------------------------------------------------------------------------

14.1(H)
6.B.1
6.B.18
14.1(H)(I)
Application has been made to the London Stock Exchange for the new ordinary shares of 2p each in Micro Focus Group Plc to be issued in connection with the Merger to be admitted to the Official List of the London Stock Exchange. It is expected that admission will become effective and dealings will commence at 2 p.m. on 24 September 1998.

In respect of the Merger of a subsidiary of Micro Focus Group Plc and INTERSOLV, Inc. and the application for the new Micro Focus Ordinary Shares to be admitted to the Official List of the London Stock Exchange, Donaldson, Lufkin & Jenrette International and Warburg Dillon Read and their respective affiliates are acting as advisers to Micro Focus Group Plc and no one else and will not be responsible to anyone other than Micro Focus Group Plc for providing the protections afforded to customers of Donaldson, Lufkin & Jenrette International and Warburg Dillon Read or for providing advice in relation to the Merger. Donaldson, Lufkin & Jenrette International and Warburg Dillon Read are regulated in the United Kingdom by The Securities and Futures Authority Limited.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF MICRO FOCUS GROUP PLC TO BE HELD AT 4 P.M. ON 23 SEPTEMBER 1998 AT THE LAWN, 22-30 OLD BATH ROAD, NEWBURY, BERKSHIRE RG14 1QN IS SET OUT AT THE END OF THIS DOCUMENT. MICRO FOCUS SHAREHOLDERS WILL FIND ENCLOSED WITH THIS DOCUMENT A FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING. TO BE VALID, FORMS OF PROXY SHOULD BE COMPLETED, SIGNED AND RETURNED IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON TO LLOYDS BANK REGISTRARS, THE CAUSEWAY, WORTHING, WEST SUSSEX BN99 3UH SO AS TO BE RECEIVED AS SOON AS POSSIBLE AND, IN ANY EVENT, NO LATER THAN 4 P.M. ON 21 SEPTEMBER 1998.

                                    CONTENTS

                                                                             PAGE
                                                                            -------
Expected Timetable                                                                3
Definitions                                                                       4
Part 1         Letter from the Chairman of Micro Focus                            7
               1.   Introduction                                                  7
               2.   Summary of the terms of the Merger                            8
               3.   Information on the Intersolv Group                            8
               4.   Information on the Micro Focus Group                          8
               5.   Background to and reasons for the Merger                      9
               6.   Merged Group board and headquarters                          10
               7.   Current trading and prospects                                10
               8.   Changes to the Micro Focus Share Option Schemes and
               details of the new
                    Micro Focus Plan                                             11
               9.   Listing, settlement and dealings                             11
               10. Extraordinary General Meeting                                 11
               11. Action to be taken                                            12
               12. Additional information                                        12
               13. Recommendation                                                13
Part 2         Financial information on the Micro Focus Group                    14
               1.   UK GAAP audited consolidated accounts                        14
               2.   US GAAP audited consolidated accounts                        28
               3.   Latest interim results                                       39
Part 3         Financial information on the Intersolv Group                      45
               1.   US GAAP audited consolidated accounts                        45
               2.   Summary of differences between US GAAP and UK GAAP           56
               3.   Reconciliation of US GAAP to UK GAAP financial
               information                                                       56
               4.   Report on the restatements to UK GAAP                        58
               5.   Latest quarterly results                                     59
Part 4         Pro forma statements of net assets including a report on the
               pro forma                                                         63
Part 5         Employee share option schemes                                     67
               1.   Micro Focus                                                  67
               2.   Intersolv                                                    71
               3.   Proposed rules of the new Micro Focus Plan                   78
               4.   Proposed amendments to the Micro Focus 1996 Approved
               Scheme                                                            80
               5.   Summary of options granted and available for grant           80
Part 6         Details of the Merger                                             81
Part 7         Additional information                                            86
Appendix I     Risk factors                                                     103
Appendix II    Notice of Extraordinary General Meeting                          113

                               EXPECTED TIMETABLE

Latest time for the return of Micro Focus forms of proxy...   4 p.m. BST on 21 September 1998
Extraordinary General Meeting of Micro Focus...............   4 p.m. BST on 23 September 1998
Intersolv Special Meeting..................................  10 a.m. EDT on 23 September 1998
Effective Date of the Merger...............................                 24 September 1998

6.B.18

Dealings commence in new Micro Focus Ordinary Shares on the
  London Stock Exchange....................................   2 p.m. BST on 24 September 1998

14.1(H)(V)
14.1(H)(IV)

Date on which certificates for new Micro Focus Ordinary
  Shares will be dispatched to the Depositary..............                 24 September 1998

                                  DEFINITIONS

In this document, the following definitions apply unless the context requires otherwise:

"ACT"                        the Companies Act 1985 as amended

"ADMISSION"                  admission of the new Micro Focus Ordinary Shares to
                             the Official List becoming effective in accordance with the Listing Rules published by the London
                             Stock Exchange

"BST"                        British Summer Time

"DEPOSITARY"                 The Bank of New York, being the depositary which
                             will issue the new Micro Focus ADRs representing new Micro Focus ADSs to the Intersolv Stockholders pursuant to the terms of a deposit agreement dated
                             16 March 1998 between, inter alia, itself and Micro
                             Focus

"DIRECTORS" OR "BOARD"       the directors of the Company, whose names are set
                             out in Paragraph 2 of Part 7 of this document

"DONALDSON, LUFKIN &
  JENRETTE"                  Donaldson, Lufkin & Jenrette International of 99
                             Bishopsgate, London EC2M 3XD and its affiliates

"EDT"                        Eastern Daylight Time

"EFFECTIVE DATE"             the date on which the Merger becomes effective
                             (which is expected to be 24 September 1998)

"EXTRAORDINARY GENERAL
  MEETING" the extraordinary general meeting of Micro Focus to be held on 23 September 1998 (and any adjournment thereof)

"EXCHANGE RATIO"             the 0.55 new Micro Focus ADSs to be issued per
                             share of Intersolv Stock pursuant to the Merger
                             Agreement

"INTERSOLV"                  INTERSOLV, Inc.

"INTERSOLV AFFILIATES"       officers, directors and holders of more than 10 per
                             cent. of the issued share capital of Intersolv

"INTERSOLV EMPLOYEE STOCK
  PURCHASE PLAN"             the Intersolv 1992 employee stock purchase plan

"INTERSOLV GROUP"            Intersolv and its subsidiaries

"INTERSOLV OPTIONS"          options to purchase Intersolv Stock granted under
                             Intersolv's 1982 Stock Option Plan, 1992 Stock
                             Option Plan, 1997 Employee Stock Option Plan, Q+E
                             Stock Option Plan and TechGnosis Stock Option Plan as described in Paragraph 2 of Part 5 of this document

"INTERSOLV SPECIAL MEETING"  the special meeting of Intersolv Stockholders to be held on 23 September 1998 (and any adjournment thereof)

"INTERSOLV STOCK"            shares of common stock in Intersolv with a par
                             value of $0.01 per share

"INTERSOLV STOCKHOLDERS"     holders of Intersolv Stock

"INTERSOLV WARRANTS"         the outstanding warrants, exchangeable or
                             convertible securities or other rights or agreements to purchase or otherwise acquire any shares of Intersolv Stock (other than Intersolv
                             Options)

"LONDON STOCK EXCHANGE"      London Stock Exchange Limited

"MERGER" the proposed US statutory merger of Tower Merger Sub and Intersolv as described in this document

"MERGED GROUP"               Micro Focus and its subsidiaries as constituted
                             with effect from the Effective Date

"MERGER AGREEMENT"           the definitive agreement and plan of reorganisation
                             dated as of 17 June 1998 between Micro Focus, Tower
                             Merger Sub and Intersolv which establishes the terms of and conditions to the Merger

"MICRO FOCUS" OR "COMPANY"   Micro Focus Group Plc

"MICRO FOCUS ADS HOLDERS"    holders of Micro Focus ADSs

"MICRO FOCUS ADSS"           American Depositary Shares each representing 5
                             Micro Focus Ordinary Shares

"MICRO FOCUS GROUP"          Micro Focus and its subsidiaries as constituted
                             prior to the Effective Date

"MICRO FOCUS OPTIONS"        options to purchase Micro Focus Ordinary Shares
                             granted under the Micro Focus Share Option Schemes

"MICRO FOCUS ORDINARY
  SHARES" fully paid ordinary shares of 2p each in the capital of Micro Focus

"MICRO FOCUS SHAREHOLDERS"   holders of Micro Focus Ordinary Shares

"MICRO FOCUS SHARE OPTION
  SCHEMES" the 1983-84 and 1991 share option plans, the Micro Focus 1996 Plan, the Micro Focus 1996 Approved Scheme and the Micro Focus 1994 EBT

"MICRO FOCUS 1994 EBT"       the Micro Focus Group Employee Benefit Trust
                             established by a deed of trust made on 10 June 1994 between Micro Focus (1) and Micro Focus Trustees
                             Limited (2)

"MICRO FOCUS 1996 APPROVED
  SCHEME" the Micro Focus Group Inland Revenue approved Share Option Scheme originally adopted in December 1983 and amended by the Company in general meeting on 19 June 1996

"MICRO FOCUS 1996 PLAN"      the Micro Focus Group Share Option Plan adopted by
                             the Company on 19 June 1996

"NASDAQ"                     The Nasdaq National Market

"NEW MICRO FOCUS ADRS"       American Depositary Receipts evidencing new Micro
                             Focus ADSs

"NEW MICRO FOCUS ADSS"       American Depositary Shares each representing 5 new
                             Micro Focus Ordinary Shares

"NEW MICRO FOCUS ORDINARY
  SHARES" Micro Focus Ordinary Shares to be issued in connection with the Merger

"NEW MICRO FOCUS PLAN"       the Micro Focus Group Share Option Plan which it is
                             proposed will be adopted by Micro Focus at the Extraordinary General Meeting

"OFFICIAL LIST"              the Official List of the London Stock Exchange

"PROPOSED DIRECTORS"         the proposed new directors of the Company, whose
                             names are set out in Paragraph 2 of Part 7 of this document

"Q+E" Q+E Software Inc., a wholly owned subsidiary of Intersolv

"RECORD DATE"                the business day immediately preceding the
                             Effective Date

"SDRT"                       UK Stamp Duty Reserve Tax

"SEC"                        the US Securities and Exchange Commission

"SECURITIES ACT"             the US Securities Act of 1933, as amended

"TOWER MERGER SUB"           Tower Merger Sub Inc., a wholly owned subsidiary of
                             Micro Focus, incorporated on 11 June 1998 under the laws of the State of Delaware, United States for the purpose of effecting the Merger

"UK GAAP"                    generally accepted accounting principles in the
                             United Kingdom

"UNITED KINGDOM" OR "UK"     the United Kingdom of Great Britain and Northern
                             Ireland

"US GAAP"                    generally accepted accounting principles in the
                             United States

"UNITED STATES" OR "US"      the United States of America and its territories
                             and possessions and all other areas subject to its jurisdiction

"WARBURG DILLON READ"        Warburg Dillon Read, a division of UBS AG, of 1
                             Finsbury Avenue, London EC2M 2PP

"XDB" XDB Systems, Inc., a wholly owned subsidiary of Micro Focus

"XDB PLANS"                  the 1992 and 1996 share option plans of XDB adopted
                             by Micro Focus pursuant to its acquisition of XDB

"$" OR "US DOLLARS"          United States dollars

"L" OR "GB POUNDS"           Great Britain pounds

Throughout this document, financial information has been translated between GB pounds and US dollars using closing exchange rates for all assets and liabilities, and using average exchange rates for the relevant period for all revenues, costs, expenses and cash flows.

Financial information extracted from the financial statements of Micro Focus included in Parts 1, 5, 6 and 7 and in the Appendices to this document is, where denominated in GB pounds, extracted from UK GAAP financial statements and, where denominated in US dollars is extracted from the US GAAP financial statements.

For the purpose of the statement of indebtedness in Section 13 of Part 7 of this document, amounts denominated in foreign currencies have been translated into or from GB pounds at the closing exchange rates in effect at 31 July 1998. Where other GB pounds amounts have been presented with US dollar equivalents in Parts 1, 5, 6 and 7 and in the Appendices to this document, these amounts have been translated into or from GB Pounds at an exchange rate of L1 = $1.64.

               PART I -- LETTER FROM THE CHAIRMAN OF MICRO FOCUS

                               [Micro Focus Logo]

                                 24 August 1998

Directors:

J. Michael Gullard -- Non Executive Chairman
Harold Hughes -- Non Executive Deputy Chairman
Martin Waters -- President and Chief Executive Officer
Paul Adams -- Senior Vice President, International Sales
J. Sidney Webb -- Non Executive Director

To Micro Focus Shareholders and, for information only, to participants in the Micro Focus Share Option Schemes

Dear Shareholder,

14.1(A)
1.     INTRODUCTION

10.31(A)
On 17 June 1998, your board of directors announced that Micro Focus had signed a definitive agreement under which a subsidiary of Micro Focus will merge with Intersolv, a leading provider of applications enablement technology and services based in Maryland in the United States. The Merger will combine Micro Focus' expertise in providing solutions for enterprise software applications with Intersolv's capabilities in application enablement. The Merged Group will assist major corporations in accelerating the development, delivery and integration of applications in distributed computing environments.

6.C.22(A)
6.B.5
10.31(C)
Under the terms of the Merger Agreement, each share of Intersolv Stock will be exchanged for 0.55 new Micro Focus ADSs. Each new Micro Focus ADS represents 5 new Micro Focus Ordinary Shares. The total consideration is an amount equal to approximately L316 million based on the closing mid market price of 502.5 p per Micro Focus Ordinary Share as derived from the London Stock Exchange Daily Official List for 16 June 1998, the dealing day prior to announcement of the Merger, or L285 million based on the closing mid market price of 452.5 p per Micro Focus Ordinary Share as derived from the London Stock Exchange Daily Official List for 21 August 1998, being the latest practicable date prior to the printing of this document.

Approximately 12.6 million new Micro Focus ADSs (62.9 million new Micro Focus Ordinary Shares) will be issued to Intersolv Stockholders conditionally upon completion of the Merger, which will represent approximately 44 per cent. of the enlarged issued share capital of Micro Focus. Completion of the Merger is expected to occur on 24 September 1998.

Because of Intersolv's size relative to Micro Focus, the proposed Merger is conditional upon the approval of Micro Focus Shareholders. This document, which comprises listing particulars relating to Micro Focus, provides details of the proposed Merger and contains notice of an Extraordinary General Meeting to be held on 23 September 1998 to seek the Micro Focus Shareholders' approval for the Merger, the increase in the authorised share capital of the Company, to authorise the Directors to allot shares, to approve the new Micro Focus Plan and changes to the Micro Focus 1996 Approved Scheme and to increase the limit on directors' fees. The Merger is also conditional upon approval by the Intersolv Stockholders.

For further details of the Merger, including terms of the Merger Agreement, your attention is drawn to Paragraph 2 of Part 1 and to Part 6 of this document.

Notice of the Extraordinary General Meeting can be found in Appendix II, and details of the resolutions to be proposed are set out in Paragraph 10 of Part 1 of this document.

            MICRO FOCUS GROUP PLC REGISTERED IN ENGLAND NO: 1709998
 REGISTERED OFFICE: THE LAWN, 22-30 OLD BATH ROAD, NEWBURY, BERKSHIRE RG14 1QN
                                                                           6.C.1

14.1(B)
2.     SUMMARY OF THE TERMS OF THE MERGER

In order to complete the Merger, a wholly owned US subsidiary of Micro Focus will merge with and into Intersolv, with Intersolv being the surviving subsidiary of Micro Focus. It is intended that the Merger will be a tax-free reorganisation under Section 368(a) of the US Internal Revenue Code of 1986, as amended, and accounted for under the pooling of interests method of accounting under US GAAP and under the acquisition accounting method under UK GAAP.

Immediately following completion of the Merger, the new Micro Focus ADSs, and the new Micro Focus Ordinary Shares they represent, will be listed on Nasdaq and the London Stock Exchange, respectively.

On completion of the Merger, Intersolv Stockholders will receive new Micro Focus ADSs on the following basis:

FOR EACH SHARE OF INTERSOLV STOCK:       0.55 NEW MICRO FOCUS ADSS, REPRESENTING
                                         2.75 NEW MICRO FOCUS ORDINARY SHARES

14.1(H)(VI)
No fractional new Micro Focus ADSs will be issued in connection with the Merger. Intersolv Stockholders who would otherwise have been entitled to receive a fraction of a new Micro Focus ADS in the Merger will receive cash, in lieu of such entitlement.

6B7
RIGHTS OF NEW MICRO FOCUS ORDINARY SHARES AND NEW MICRO FOCUS ADSS

14.1(H)(II)
14.1(H)(III)
The new Micro Focus ADSs, representing new Micro Focus Ordinary Shares, to be issued as consideration, will be issued free of all taxes, including SDRT, to Intersolv Stockholders and will rank pari passu in all respects from the time of their issue with the Micro Focus Ordinary Shares in issue at the time.

The new Micro Focus ADSs issued in connection with the Merger will be subject to US SEC Rule 145 and any applicable "continuity of interest" requirements for a tax-free reorganisation. Directors, Proposed Directors and certain other affiliates of Intersolv and Micro Focus have agreed not to sell or transfer or otherwise reduce their risk or ownership relative to any Micro Focus or Intersolv securities during the period commencing 30 days prior to the completion of the Merger and ending upon the public release of financial statements covering 30 days of combined operations of Micro Focus and Intersolv.

This summary has been extracted from Part 6 of the document, and should be read in conjunction with the whole document. Shareholders should not rely on key or summarised information.

3.     INFORMATION ON THE INTERSOLV GROUP

10.31.B
10.31.G
Intersolv develops, markets and supports a broad line of software solutions that facilitate the development, delivery and deployment of business information systems. Intersolv's strategy is to offer customers a broad family of software development tools and services that are independent of rapidly changing hardware, operating systems and database management technology. Intersolv's products and services are focused primarily in three solution areas: automated software quality, data connectivity and enterprise application renewal. Intersolv has more than 4.5 million customer licences at over 35,000 customer sites around the world. In the year ended 30 April 1998, Intersolv generated revenues of $196.5 million and profits before tax of $8.2 million. These figures have been extracted from the financial statements in Part 3 of this document and should be read in conjunction with the whole document. Shareholders should not rely on key or summarised information.

10.31(E)
Intersolv was incorporated under the laws of the State of Delaware, United States in 1985 and is the successor to the business begun in 1982.

4.     INFORMATION ON THE MICRO FOCUS GROUP

6.D.1
Micro Focus designs, develops, markets and supports application development tools and services for business application development. Micro Focus' products focus primarily on markets using the COBOL computer language. These products permit users to analyse, create, re-engineer and deploy software applications for a wide range of computers, from personal computer workstations to mainframe computers. In addition, Micro Focus' products and services enable enterprise application development and re-engineering of applications, including the analysis and remediation of programs to meet the requirements of Year 2000 and Euro currency compliance. In the year ended 31 January 1998, Micro Focus generated revenues of L97.0 million ($167.3 million) and profits before tax of L15.2 million ($21.8 million). These figures have been extracted from the financial statements in Part 2 of this document, and should be read in conjunction with the whole document. Shareholders should not rely on key or summarised information.

Micro Focus Limited was established in England and Wales in August 1976 and became a wholly owned subsidiary of Micro Focus in May 1983. Micro Focus was incorporated in England and Wales in March 1983 as a public limited company. In May 1983, Micro Focus obtained a quotation on the Unlisted Securities Market and, in June 1984, Micro Focus acquired a full listing on the London Stock Exchange. In May 1992, the Micro Focus ADSs became listed on Nasdaq.

5.     BACKGROUND TO AND REASONS FOR THE MERGER

10.31(F)
The software application development and management tools and services industry is competitive and rapidly changing. As a result, both Micro Focus and Intersolv have frequently evaluated strategic relationships of various forms, such as potential original equipment manufacturer or value added reseller arrangements, joint marketing relationships and potential business combinations with other companies in the same and closely related fields. The Directors and the Proposed Directors believe that the proposed Merger will provide the following benefits:

PROVIDE A BROAD RANGE OF PRODUCTS AND SERVICES FOR ENTERPRISE SOFTWARE SOLUTIONS

The Directors and the Proposed Directors believe that the combination of Micro Focus' mainframe development and maintenance tools and expertise with Intersolv's client/server and internet software tools and expertise will provide an opportunity for the Merged Group to offer a more complete suite of products. In addition, the Directors and the Proposed Directors believe that combining Micro Focus' development and transformation software tools with Intersolv's middleware components and application management products will produce a more comprehensive product portfolio. This will enable the Merged Group to offer products from developing, testing and deployment of new applications to maintenance and extension of existing applications. The Board and the Proposed Directors expect that the Merged Group will be focused exclusively on applications development across the enterprise, with the strategy of providing a single source for enterprise software solutions. The ability to provide a more complete and broader product offering may also attract new marketing partners.

ADD STRENGTH TO THE PROFESSIONAL SERVICES ORGANISATION

Intersolv's professional services organisation provides training, consulting and support services and has a history of strong service relationships with leading corporations. The Directors and the Proposed Directors believe that the market presence, customer base and relationships of Intersolv's professional services group should provide the critical mass for services capability that will enable the Merged Group to provide an integrated approach to products, services and support and also provide an opportunity for expansion for the Merged Group.

EXPAND SALES ORGANISATION

Micro Focus has an extensive world-wide sales organisation that employs a direct selling approach in the United Kingdom, the United States, Canada, Japan, Germany, France, Spain, Italy, Australia and India. Additional sales channels include original equipment manufacturers, value added resellers ("VARs") and independent software vendors ("ISVs"). Intersolv has an extensive sales organisation in the United Kingdom, the United States, Australia, Belgium, the Netherlands, France, Germany and Japan which employs direct selling, telesales, VARs and ISVs. Each of Micro Focus and Intersolv also uses distributors in a number of international markets where it does not have a direct sales presence. A number of these distributor relationships are common to both Micro Focus and Intersolv. The Board and the Proposed Directors believe that the Merger will enable Micro Focus to significantly expand its world-wide distribution.

INCREASE PRODUCT OFFERINGS AND CUSTOMER BASE

The Board and the Proposed Directors believe that the Merged Group will be able to offer more products to more customers than either company currently offers. This will provide a wider range of solutions and is expected to reduce the dependency on any particular product line. In addition, the Merged Group will be positioned to focus on areas, such as software application development business, which the Directors and the Proposed Directors believe have potential for future growth.

MAINTAIN TECHNOLOGY LEADERSHIP

Micro Focus' business strategy includes maintaining technology leadership by consistently updating its software products for the various operating systems consistent with customer demand. The Directors and the Proposed Directors believe that Micro Focus' legacy technology and expertise combined with the client/server and internet technology and expertise of Intersolv will help to address a broader range of enterprise software technology. In addition, the Directors and the Proposed Directors believe that the Merged Group will be positioned to provide tools for the development of enterprise applications that are component-based, multi-platform and implemented in open languages such as Java and COBOL. The Merger should also increase the research and development capacity of the Merged Group to improve product offerings.

REDUCE COSTS THROUGH ECONOMIES OF SCALE

The Directors and the Proposed Directors believe that the Merger will result in business synergies including through the elimination or sharing of certain administrative and operational expenses. However, Micro Focus expects to incur charges to operations, primarily in the quarter in which the Merger becomes effective, to reflect direct transaction costs and integration related expenses. The Directors and Proposed Directors believe that cost savings arising from the business synergies immediately following the Merger will be less significant than long-term economies of scale.

6.     MERGED GROUP BOARD AND HEADQUARTERS

Following the Merger it is proposed that Gary Greenfield (Intersolv's President and Chief Executive Officer), Kevin Burns (Intersolv's Chairman) and Michel Berty (a director of Intersolv) will be invited to join the board of directors of Micro Focus. It is also proposed that Paul Adams will step down from the main board upon the Merger becoming effective.

Following the Merger, the Micro Focus board will therefore be as follows:

                    DIRECTOR                                           POSITION
------------------------------------------------------------------------------------------------------
J. Michael Gullard                               Non Executive Chairman
Harold Hughes                                    Non Executive Deputy Chairman
Martin Waters                                    President and Chief Executive Officer
J. Sidney Webb                                   Non Executive Director
Gary Greenfield                                  Non Executive Director
Kevin Burns                                      Non Executive Director
Michel Berty                                     Non Executive Director
------------------------------------------------------------------------------------------------------

The principal offices of the Micro Focus Group in the United Kingdom will continue to be at The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, England. The United States operations of the Micro Focus Group will be based at 701 East Middlefield Road, Mountain View, California 94043, United States.

7.     CURRENT TRADING AND PROSPECTS

On 19 August 1998, Micro Focus announced its results for its first half year ended 31 July 1998. Net revenue for the half year grew to L58.6 million ($97.0 million) from L41.3 million ($71.7 million) in the half year ended 31 July 1997. Profits before tax for the half year ended 31 July 1998 were L10.1 million ($15.8 million), 94 per cent. (215 per cent.) (under UK GAAP and US GAAP respectively) higher than L5.2 million ($7.4 million) profits before tax in the same period last year.

6.D.2
In the second half of 1998, Micro Focus expects to launch products which will perform testing of code that has already been remediated. Because Micro Focus has a powerful brand name in the COBOL tools area, the Board believes it is positioned to take advantage of an increase in the Year 2000 testing market which is expected to occur as users near the end of their Year 2000 remediation process. Micro Focus has launched products this year aimed at aiding the EMU conversion solution. Because the vast bulk of banking and financial services software is written in COBOL, Micro Focus' area of expertise, the Board believes that the move to a unified currency in Europe will provide the Company with an opportunity to seek leadership in this market.

On 18 August 1998, Intersolv announced its results for its first quarter ended 31 July 1998. Intersolv reported a threefold increase in earnings after tax, from $605,000 in the first quarter to 31 July 1997 to $2,120,000 in the first quarter to 31 July 1998. Revenues were $47.1 million, 14 per cent. higher than $41.3 million in revenue for the first quarter last year. Profits before tax were $3.3 million, three times higher than $0.9 million profits before tax in the same quarter last year.

6.G.1(A)
6.G.1(B)
Your Board and the Proposed Directors are confident about the prospects of the Merged Group and the benefits to be obtained from the Merger. The Directors and the Proposed Directors look forward to continued growth in the Merged Group's business.

8. CHANGES TO THE MICRO FOCUS SHARE OPTION SCHEMES AND DETAILS OF THE NEW MICRO FOCUS PLAN

Micro Focus has had a policy of encouraging share ownership by its employees, and the Directors and the Proposed Directors continue to hold the view that an attractive company share scheme plays a key role in attracting and retaining high quality staff. Employee share ownership is an essential factor to recruiting staff in the software industry in the US. Following the Merger, the Merged Group will have 1,150 of its staff in the US and, based upon the latest audited results for Micro Focus and Intersolv, the Merged Group would have earned 65 per cent. of its pro forma revenues in the 1998 financial year in the US.

The Directors therefore will be seeking approval at the Extraordinary General Meeting for the adoption of the new Micro Focus Plan. Following approval of the new Micro Focus Plan, no further options will be granted under the Micro Focus 1996 Plan, which would otherwise expire on 18 June 1999. The new Micro Focus Plan will authorise the Directors and the Proposed Directors to grant options over Micro Focus Ordinary Shares. The authority being sought at the Extraordinary General Meeting is in line with levels of share options granted by many US software product companies, but it does exceed the guidelines recommended by the Investment Committee of the Association of British Insurers. The Directors and the Proposed Directors of Micro Focus believe this is necessary to attract and retain high quality staff, especially in the highly competitive US market for technology employees.

Under the new Micro Focus Plan, options will be granted to subscribe for new Micro Focus Ordinary Shares up to an amount which, when aggregated with options to subscribe for shares which have already been granted by the Company and which remain available for exercise at the Effective Date, will not exceed 15 per cent of the issued share capital of the Company, as enlarged, immediately following completion of the Merger.

In addition, the Micro Focus 1994 EBT holds a total of 3,815,055 Micro Focus Ordinary Shares. Of these, 2,512,108 have been placed under option by the Trustees of the Micro Focus 1994 EBT and 1,302,947 remain available to be granted by the Trustees. These options will be available to be allocated to existing and new eligible persons as determined by the Trustees in consultation with the board of the Company from time to time.

It is the Company's policy that the number of options granted to a Micro Focus employee (other than a new employee) will be determined in the light of the employee's performance against objectives, which may be individual or group as appropriate, for the previous period.

The Directors and the Proposed Directors strongly believe that this proposal is essential to manage properly the Merged Group. A summary of the key terms of the new Micro Focus Plan is set out in Paragraph 3 of Part 5 and a summary of existing options of the Company and Intersolv is set out in Paragraphs 1 and 2 of Part 5 of this document. Approval of the Merger is conditional upon approval of this proposal. The full terms of the Micro Focus Share Option Schemes, the XDB Plans and the new Micro Focus Plan will be available for inspection (see additional information, Paragraph 21 of Part 7 of this document). In addition, some amendments are proposed to the Micro Focus 1996 Approved Scheme to bring its terms into line with the proposed new Micro Focus Plan. A summary of the amendments is set out in Paragraph 4 of Part 5 of this document.

9.     LISTING, SETTLEMENT AND DEALINGS

6.B.1
6.B.18
6.B.15(G)
Application has been made to the London Stock Exchange for the new Micro Focus Ordinary Shares to be admitted to the Official List of the London Stock Exchange. The new Micro Focus ADSs have been approved for quotation on Nasdaq.

Dealings in new Micro Focus Ordinary Shares are expected to commence at 2 p.m. on the Effective Date. Certificates of new Micro Focus Ordinary Shares will be dispatched to the Depositary on the Effective Date.

10.    EXTRAORDINARY GENERAL MEETING

You will find at the end of this document a notice convening an Extraordinary General Meeting to be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN at 4 p.m. on 23 September 1998 at which the following resolutions will be proposed:

6.C.10(A)
14.9(A)
14.7(A)
(1)  subject to the passing of resolution 2:

     (a) to approve the Merger Agreement, increase the authorised share capital of the Company from L2,250,000 to L4,240,000 by the creation of an additional 99,500,000 Micro Focus Ordinary Shares, representing an increase of approximately 88 per cent. in the authorised share capital of Micro Focus, to authorise the directors for the purposes of Section 80 of the Act to allot relevant securities in connection with the Merger up to an aggregate nominal amount of L1,508,174 and to disapply section 89(1) of the Act (statutory pre-emption rights) in order to comply with obligations to be assumed by the Company pursuant to the Merger Agreement;

14.8(A)
14.7(C)
     (b) to authorise the directors generally and unconditionally to allot relevant securities (within the meaning of Section 80 of the Act) up to an aggregate nominal amount of L1,110,128, such authority to expire no later than 22 September 2003, and to empower the directors, pursuant to such authority, for the purposes of Section 95 of the Act, to allot equity securities limited to the allotment of equity securities in connection with a rights issue or other issue of shares in favour of Micro Focus Shareholders and to the allotment otherwise of equity securities up to an aggregate nominal amount of L143,427. This power will expire on the earlier of the date of the annual general meeting of the Company to be held in 1999 or 15 months from the date of passing of this resolution, being 22 December 1999;

14.8(B)(II)
(2) to approve the new Micro Focus Plan and authorise the directors to implement it;

(3)  to approve amendments to the Micro Focus 1996 Approved Scheme; and

(4) to increase the aggregate directors' fees limit under the articles of association of the Company from L50,000 to L250,000 per annum.

Resolution 1 proposes, inter alia, to disapply statutory pre-emption rights in order to implement the Merger and for the Company to assume the Intersolv Options and Intersolv Warrants on the terms set out in this document. In accordance with Section 95(5) of the Act, the Directors recommend Micro Focus Shareholders to vote in favour of resolution 1 since, for the reasons set out in this document, they believe that the Merger (which is conditional upon the passing of resolutions 1 and 2) is in the best interests of the Company and Micro Focus Ordinary Shareholders as a whole.

New Micro Focus Ordinary Shares which fall to be issued for cash pursuant to the assumption of the Intersolv Options and Intersolv Warrants and their exercise will, at current exchange rates, be issued at prices of between L5.87 and L18.94 per new Micro Focus Ordinary Share. Your Board considers that these terms are reasonable having regard to the interests of the Company.

Following the increase in authorised share capital and completion of the Merger and after taking account of:

      a)    the assumption of the Intersolv Options and Intersolv Warrants;

      b) Micro Focus Ordinary Shares reserved for issue under the Micro Focus Share Option Schemes and XDB Plans and the new Micro Focus Plan;

6.C.10(A)
14.9(B)
14.7(B)
47,809,075 Micro Focus Ordinary Shares, representing approximately 33 per cent. of the enlarged authorised share capital of Micro Focus, will remain authorised for allotment by the directors but unissued and unreserved. Save for any issue of Micro Focus Ordinary Shares in connection with the Merger, and to satisfy options under the Micro Focus Share Option Schemes and XDB Plans and the new Micro Focus Plan for which approval is being sought at the Extraordinary General Meeting, the Directors do not have any present intention of exercising the authority to be granted pursuant to resolution 1, but consider it prudent to maintain a degree of flexibility for the future.

11.    ACTION TO BE TAKEN

Micro Focus Shareholders will find enclosed a form of proxy for use at the Extraordinary General Meeting. WHETHER OR NOT THEY INTEND TO BE PRESENT AT THE MEETING, MICRO FOCUS SHAREHOLDERS ARE REQUESTED TO COMPLETE AND RETURN THE FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS THEREON SO AS TO ARRIVE AS SOON AS POSSIBLE AT LLOYDS BANK REGISTRARS, THE CAUSEWAY, WORTHING, WEST SUSSEX BN99 3UH, BUT IN ANY EVENT SO THAT IT IS RECEIVED NO LATER THAN 4 P.M. ON 21 SEPTEMBER 1998. The completion and return of a form of proxy will not preclude Micro Focus Shareholders from attending and voting in person at the meeting, should they wish to do so.

12.    ADDITIONAL INFORMATION

Your attention is drawn to the further information on Micro Focus, on Intersolv, and on the terms of the Merger contained in Parts 2, 3, 4, 5, 6, and 7 of this document, and also to the Risk Factors, extracted from the US proxy statement/prospectus, contained in Appendix I to this document.

13.    RECOMMENDATION

14.1(D)
YOUR DIRECTORS, WHO HAVE BEEN SO ADVISED BY DONALDSON, LUFKIN & JENRETTE AND WARBURG DILLON READ, CONSIDER THE MERGER TO BE IN THE BEST INTERESTS OF MICRO FOCUS AND MICRO FOCUS SHAREHOLDERS TAKEN AS A WHOLE. IN PROVIDING ADVICE TO THE DIRECTORS, DONALDSON, LUFKIN & JENRETTE AND WARBURG DILLON READ HAVE PLACED RELIANCE ON THE DIRECTORS' COMMERCIAL ASSESSMENT OF THE MERGER.

ACCORDINGLY, YOUR DIRECTORS RECOMMEND THAT MICRO FOCUS SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTIONS TO BE PROPOSED AT THE EXTRAORDINARY GENERAL MEETING, AS YOUR DIRECTORS INTEND TO DO IN RESPECT OF THEIR OWN BENEFICIAL HOLDINGS WHICH, IN AGGREGATE, AMOUNT TO 645,000 MICRO FOCUS ORDINARY SHARES AND 1,300 MICRO FOCUS ADSS REPRESENTING APPROXIMATELY 1 PER CENT. OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

Yours faithfully,
J. Michael Gullard
Chairman

            PART 2 -- FINANCIAL INFORMATION ON THE MICRO FOCUS GROUP

12.19(A)
6.E.1
6.E.3(A)
6.E.1
6.E.3(A)
6.A.4
6.A.5
The financial information on Micro Focus has been extracted without material adjustment from the published audited consolidated accounts of Micro Focus for each of the three years ended 31 January 1998. The financial information does not constitute statutory accounts within the meaning of Section 240 of the Act. Ernst & Young, Registered Auditors, have made reports under Section 235 of the Act on the statutory accounts of Micro Focus for each of the three years ended 31 January 1998. Each such report was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Act. A copy of the accounts for each of the three years ended 31 January 1998 has been delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act.

1. UK GAAP AUDITED CONSOLIDATED ACCOUNTS

MICRO FOCUS CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UK FORMAT)


6.E.4(B)
6.E.5

                                                  YEAR ENDED        YEAR ENDED        YEAR ENDED
                                        NOTES   31 JANUARY 1998   31 JANUARY 1997   31 JANUARY 1996
                                                     L'000          L'000                L'000
---------------------------------------------------------------------------------------------------
REVENUE
  Product revenue                                   60,480            42,020            43,991
  Service revenue                                   36,535            31,069            33,267
                                                ---------------------------------------------------
Total revenue                              2        97,015            73,089            77,258
                                                ---------------------------------------------------
COST OF REVENUE
  Cost of product revenue                            6,990             6,406             8,855
  Cost of service revenue                           15,845            11,892            12,343
                                                ---------------------------------------------------
Total cost of revenue                               22,835            18,298            21,198
                                                ---------------------------------------------------
GROSS PROFIT                                        74,180            54,791            56,060
                                                ---------------------------------------------------
OPERATING EXPENSES
  Research and development                 4        19,679            24,299            26,851
  Sales and marketing                               35,289            30,146            32,857
  General and administrative                         6,476             7,854             4,986
                                                ---------------------------------------------------
Total operating expenses                            61,444            62,299            64,694
                                                ---------------------------------------------------
OPERATING PROFIT/(LOSS)                    5        12,736            (7,508)           (8,634)
  Interest income                                    2,551             1,720             2,166
  Interest expense                                     (70)              (21)              (74)
                                                ---------------------------------------------------
PROFIT/(LOSS) BEFORE TAXATION                       15,217            (5,809)           (6,542)
Taxation                                   9        (4,791)           (1,472)               72
                                                ---------------------------------------------------
RETAINED PROFIT/(LOSS) FOR THE YEAR                 10,426            (7,281)           (6,470)
                                                ---------------------------------------------------
EARNINGS/(LOSS) PER SHARE -- basic        10         67.8p            (48.0p)           (43.6p)
EARNINGS/(LOSS) PER SHARE -- diluted      10         65.0p            (48.0p)           (43.6p)
After five-for-one stock split:
EARNINGS/(LOSS) PER SHARE -- basic                   13.6p             (9.6p)            (8.7p)
EARNINGS/(LOSS) PER SHARE -- diluted                 13.0p             (9.6p)            (8.7p)
---------------------------------------------------------------------------------------------------

12.19(B)
6.E.1
6.E.3(A)
MICRO FOCUS CONSOLIDATED BALANCE SHEETS (UK FORMAT)

                                                                       AS AT              AS AT
                                                         NOTES    31 JANUARY 1998    31 JANUARY 1997
                                                                    L'000                 L'000
----------------------------------------------------------------------------------------------------
FIXED ASSETS
  Intangible fixed assets                                  11         12,394             14,590
  Tangible fixed assets                                    12         23,836             20,543
  Investments                                              13          4,886              5,634
                                                                  ----------------------------------
TOTAL FIXED ASSETS                                                    41,116             40,767
                                                                  ----------------------------------
CURRENT ASSETS
  Stocks                                                   14            317                484
  Debtors                                                  15         30,873             14,228
  Cash and bank deposits                                              51,518             44,725
                                                                  ----------------------------------
TOTAL CURRENT ASSETS                                                  82,708             59,437
                                                                  ----------------------------------
Creditors: Amounts falling due within one year             16         26,483             16,180
Deferred revenue                                                      20,030             16,646
                                                                  ----------------------------------
NET CURRENT ASSETS                                                    36,195             26,611
                                                                  ----------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                 77,311             67,378
                                                                  ----------------------------------
Creditors: Amounts falling due after more than one year    17             12                 15
Provision for liabilities and charges:
  Deferred taxation                                        20          6,407              6,239
                                                                  ----------------------------------
NET ASSETS                                                            70,892             61,124
                                                                  ----------------------------------
CAPITAL AND RESERVES
  Called up share capital                                              1,588              1,517
  Share premium account                                               30,196             18,071
  Profit and loss account                                             39,108             41,536
                                                                  ----------------------------------
TOTAL SHAREHOLDERS' FUNDS                                             70,892             61,124
----------------------------------------------------------------------------------------------------

Note: an analysis of movements in shareholders' funds is set out on page 18

MICRO FOCUS CONSOLIDATED CASH FLOW STATEMENT (UK FORMAT)

12.19(C)
6.E.1
6.E.3(A)

                                            YEAR ENDED        YEAR ENDED        YEAR ENDED
                                   NOTES  31 JANUARY 1998   31 JANUARY 1997   31 JANUARY 1996
                                            L'000                L'000             L'000
---------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING
  ACTIVITIES                         (i)      17,767            12,135             9,725
Returns on investments and
  servicing of finance
  Interest received                            2,519             1,803             2,082
  Interest paid                                  (70)              (21)              (74)
                                          ---------------------------------------------------
Net cash inflow from returns on
  investments and servicing of
  finance                                      2,449             1,782             2,008
                                          ---------------------------------------------------
Taxation
  UK corporation tax (paid)                     (599)              (88)           (1,562)
  Overseas tax refunded/(paid)                  (262)               70            (1,362)
                                          ---------------------------------------------------
Tax paid                                        (861)              (18)           (2,924)
                                          ---------------------------------------------------
Capital expenditure and financial
  investment
  Purchase of tangible fixed
     assets                                   (8,263)           (2,500)           (8,643)
  Purchase of software product
     assets                                       --                --              (226)
  Capitalised software product
     assets                                   (5,688)           (5,258)           (9,882)
  Purchase of own shares                          --                --            (5,002)
  Disposal of own shares                         748                --                --
Disposal of tangible fixed assets                447               546               298
                                          ---------------------------------------------------
Net cash outflow from capital
  expenditure and financial
  investment                                 (12,756)           (7,212)          (23,455)
                                          ---------------------------------------------------
Acquisitions and disposals
  Purchase of subsidiary
     undertakings                      3      (2,000)               --            (3,892)
  Net cash acquired with
     subsidiary undertakings           3         961                --                --
                                          ---------------------------------------------------
Net cash outflow from
  acquisitions and disposals                  (1,039)               --            (3,892)
                                          ---------------------------------------------------
Cash inflow/(outflow) before
  financing                                    5,560             6,687           (18,538)
                                          ---------------------------------------------------
Financing
  Issuance of ordinary shares,
     net of expenses                           1,517               138               278
  Capital element of finance
     lease obligations                           (65)             (131)             (295)
  Bank loan                                    1,007                --                --
                                          ---------------------------------------------------
NET CASH INFLOW/ (OUTFLOW) FROM
  FINANCING                                    2,459                 7               (17)
                                          ---------------------------------------------------
INCREASE/(DECREASE) IN CASH        (iii)       8,019             6,694           (18,555)
                                          ---------------------------------------------------
---------------------------------------------------------------------------------------------

MICRO FOCUS CONSOLIDATED CASH FLOW STATEMENT (UK FORMAT)

6.E.10

                                                     YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                   31 JANUARY 1998    31 JANUARY 1997    31 JANUARY 1996
                                                      L'000                L'000              L'000
--------------------------------------------------------------------------------------------------------
(i)  RECONCILIATION OF OPERATING PROFIT TO "NET
     CASH INFLOW FROM OPERATING ACTIVITIES"
     Operating profit/(loss)                            12,736             (7,508)            (8,634)
     Depreciation charges                                4,534              5,655              6,186
     Amortisation charges                                7,765              8,067             12,639
     Loss on sale of tangible fixed assets                  72                221                 70
     Decrease in stocks                                    154              1,171                117
     (Increase)/decrease in debtors                    (14,460)             8,012              2,174
     Increase/(decrease) in creditors                    3,942               (790)              (690)
     Increase/(decrease) in deferred revenue             3,024             (2,693)            (2,137)
                                                     ---------------------------------------------------
     NET CASH INFLOW FROM OPERATING ACTIVITIES          17,767             12,135              9,725
--------------------------------------------------------------------------------------------------------
(ii) RECONCILIATION OF NET CASH FLOW TO
     MOVEMENT IN NET FUNDS
     Increase/(decrease) in cash                         8,019              6,694            (18,555)
     Net cash inflow/(outflow) from financing             (942)               131                295
                                                     ---------------------------------------------------
                                                         7,077              6,825            (18,260)
     Translation difference                             (1,226)              (941)             1,704
                                                     ---------------------------------------------------
                                                         5,851              5,884            (16,556)
     Net cash, beginning of year                        44,642             38,758             55,314
                                                     ---------------------------------------------------
     NET CASH, END OF YEAR                              50,493             44,642             38,758
--------------------------------------------------------------------------------------------------------

                                                              SHORT TERM    FINANCE LEASE
                                                     CASH       LOANS        OBLIGATIONS     TOTAL
                                                    L'000       L'000           L'000        L'000
---------------------------------------------------------------------------------------------------
(iii) ANALYSIS OF NET FUNDS
     Balances at 31 January 1996                    38,972          --          (214)        38,758
     Cash flow                                       6,694          --           131          6,825
     Exchange differences                             (941)         --            --           (941)
                                                    -----------------------------------------------
     Balances at 31 January 1997                    44,725          --           (83)        44,642
     Cash flow                                       8,019      (1,007)           65          7,077
     Exchange differences                           (1,226)         --            --         (1,226)
                                                    -----------------------------------------------
     Balances at 31 January 1998                    51,518      (1,007)          (18)        50,493
---------------------------------------------------------------------------------------------------

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                     YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                   31 JANUARY 1998    31 JANUARY 1997    31 JANUARY 1996
                                                        L'000              L'000              L'000
--------------------------------------------------------------------------------------------------------
Profit/(loss) for the year                             10,426             (7,281)            (6,470)
Currency translation adjustment                        (1,122)            (1,920)             2,275
                                                     ---------------------------------------------------
TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR          9,304             (9,201)            (4,195)
--------------------------------------------------------------------------------------------------------

MOVEMENT IN SHAREHOLDERS' FUNDS

                              ORDINARY SHARES OF 10P EACH:
                              ----------------------------    SHARE      DEFERRED      RETAINED
                              AUTHORISED   ISSUED   AMOUNT   PREMIUM   CONSIDERATION   EARNINGS    TOTAL
                                 '000       '000    L'000     L'000        L'000        L'000      L'000
---------------------------------------------------------------------------------------------------------
Balance, 31 January 1996        16,500     15,144   1,514    17,936           --        50,737     70,187
Increase in authorised share
  capital                        6,000         --      --        --           --            --         --
Share options exercised             --         24       3       135           --            --        138
(Loss) for the year                 --         --      --        --           --        (7,281)    (7,281)
Currency translation
  adjustment                        --         --      --        --           --        (1,920)    (1,920)
                              ---------------------------------------------------------------------------
Balance, 31 January 1997        22,500     15,168   1,517    18,071           --        41,536     61,124
Issued on acquisitions              --        527      52    10,627           --            --     10,679
Goodwill arising on
  acquisitions                      --         --      --        --           --       (11,732)   (11,732)
Share options exercised             --        188      19     1,498           --            --      1,517
Profit for the year                 --         --      --        --           --        10,426     10,426
Currency translation
  adjustment                        --         --      --        --           --        (1,122)    (1,122)
                              ---------------------------------------------------------------------------
Balance, 31 January 1998        22,500     15,883   1,588    30,196           --        39,108     70,892
---------------------------------------------------------------------------------------------------------

Note: The issued ordinary shares are allotted, called up and fully paid (see also note 22).

      The Company has been authorised by its members to make market purchases of its own shares (within the meaning of Section 163(3) of the Companies Act
      1985).

      The cumulative value of goodwill written off on acquisitions between 23 December 1989 and 31 January 1998 was L11,732,000 (31 January 1997: Lnil).

NOTES TO THE FINANCIAL STATEMENTS (UK FORMAT)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

To enable the reader to see immediately any information provided in addition to the common accounting policy statements, the text of this note and the corresponding note 1 to the financial statements in U.S. format is italicised where the text is identical.

BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK Accounting Standards which, as applied by the Micro Focus Group, do not differ in any significant respect from US generally accepted accounting principles ("GAAP") except with regard to acquisitions and goodwill and the presentation of certain items in the financial statements. In order to comply with the provisions of FRS 1 (Revised) the Consolidated Cash Flow Statement has been restated for the years ended 31 January 1997 and 31 January 1996.

BASIS OF CONSOLIDATION

The consolidated financial statements are those of Micro Focus Group Plc ("the Company") and all of its subsidiary undertakings (together "the Group"). All significant inter-company balances and transactions have been eliminated on consolidation.

The presentation of data presented in the profit and loss account has been revised in order to segregate costs of revenue from operating costs. The presentation of prior year numbers has been similarly revised to conform with the current presentation. The results of operations of the Group are not affected by this changed presentation.

Acquisitions are accounted for using the acquisition method of accounting. Accordingly the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement include the results and cash flows for the period of ownership. The cost of acquisition represents the cash value of the consideration and/or the market value of the shares issued on the date the offer became unconditional, plus expenses. The purchase consideration is allocated to assets and liabilities on the basis of fair value at the date of acquisition.

REVENUE RECOGNITION

Revenue represents the amounts derived from the provision of goods and services which fall within the Group's ordinary activities, stated net of applicable sales taxes.

Revenue from licensing software packaged products to end users and resellers is recognised on delivery, provided that no significant vendor obligations exist and collection of the resulting debt is deemed probable.

Revenue from sales to original equipment manufacturers ("OEMs") under non-cancellable licence agreements generally provide for development fees and initial licence fees, which are recognised at the later of: (a) the date product is delivered to the OEM; (b) the date payment becomes due within twelve months; and (c) the date of receipt of monies if collection cannot be assessed with reasonable assurance. When sales by the OEM exceed the initial licence fee commitment, revenue is recognised as unit shipments are reported by the OEM.

Revenue from maintenance agreements is recognised pro-rata over the life of the agreement corresponding to notional delivery of the service.

SOFTWARE PRODUCT ASSETS -- DEVELOPMENT COSTS

Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, further development costs incurred are capitalised as software product assets.

Software licensed for inclusion in the Micro Focus product set, including software acquired through acquisitions, is also included in software product assets.

Software product assets are amortised using the straight line method over the estimated economic life of the products, which in most cases is assumed to be four years. Where a shortfall in future revenue from a product is anticipated, amortisation is accelerated.

Amortisation of software product assets is included in research and development costs.

GOODWILL

Goodwill represents the excess of the amount paid on the acquisition of a business over the aggregate fair value of the net assets acquired. Such amounts are set off against reserves as incurred.

12.19(D)
12.19(E)
TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at cost less accumulated depreciation and amortisation. Depreciation and amortisation is computed using the straight line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Freehold office buildings           40 years
Leasehold improvements              over the lease term
Computer equipment                  3-5 years
Office equipment                    7 years
Transportation equipment            3-4 years

LEASING

Leases which transfer substantially all the benefits and risks of ownership of an asset to the Group are capitalised as fixed assets. The amount capitalised is that sum for which the leased asset could be purchased at the start of the lease, this sum also being treated as a liability.

Depreciation on such leased assets is provided at rates calculated to write off the capitalised cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charge (computed on the basis of implicit interest rates) and a reduction in the original liability.

Rentals paid under operating leases are charged to income on a straight line basis over the lease term.

DEFERRED TAXATION

Deferred taxation is provided on the liability method on all timing differences to the extent that they are expected to reverse in the future without being replaced, calculated at the rate at which it is anticipated the timing differences will reverse.

STOCKS

Stocks, consisting principally of diskettes and technical manuals, are stated at the lower of cost and net realisable value, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancellable licence agreements prior to delivery, are included in stocks and charged to income when the related revenue is recognised.

CASH AND BANK DEPOSITS

Cash and bank deposits includes cash placed on deposit where the maturity date is between three and twelve months from the initial date of deposit. All such cash balances are repayable on demand and can be withdrawn at any time without notice or penalty.

INVESTMENTS

Investments are recorded at cost less any provision for permanent diminution in value.

TRANSLATION OF FOREIGN CURRENCIES

Micro Focus' policy on foreign currency translation complies with UK Statement of Standard Accounting Practice No. 20 "Foreign Currency Translation".

Assets and liabilities denominated in currencies other than GB pounds are translated at exchange rates in effect at the balance sheet date. Closing GB pound to US dollar rates at 31 January 1998 and 1997 were L1 = $1.64 and L1 = $1.60 respectively. Revenue, costs and expenses are translated using average rates. Monthly average GB pound to US dollar rates used during 1998 range between L1 = $1.60 and L1 = $1.67, and average L1 = $1.64, L1 = $1.58 and L1 = $1.58 in 1998, 1997 and 1996 respectively. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than GB pounds are dealt with through reserves. All other differences are charged through the profit and loss account.

EARNINGS/(LOSS) PER SHARE

Earnings/(loss) per share are based on the profit/(loss) for the year after taxation, and on the weighted average number of ordinary shares outstanding during the period.

Fully diluted earnings per share are based on the profit for the year after taxation, and on the weighted average number of ordinary shares outstanding during the period as adjusted for shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of share options are invested in 2.5% Consolidated Stock.

PENSIONS

The Group has entered into arrangements under which it makes defined contributions to personal pension schemes operated by its employees. Contributions, which are independently administered by insurance companies and other financial institutions, are charged to income in the year in which they become payable.

RELATED PARTY TRANSACTIONS

The Company is exempt under the provisions of FRS 8 from disclosing related party transactions which are eliminated on consolidation.

NEW ACCOUNTING STANDARDS

Financial Reporting Standards No. 9 -- Associates and Joint Ventures and No. 10 -- Goodwill and Intangible Assets, were issued by the Accounting Standards Board in 1997, and will apply to the Company in 1999.

NOTE 2 SEGMENTAL INFORMATION

The Group operates in one business segment -- the development and marketing of computer software products and related services. The following table analyses revenue by geographical area, based on customer location:

                                1998      1997      1996
                                L'000     L'000     L'000
----------------------------------------------------------
United Kingdom                  11,864     6,811     7,178
United States                   49,037    38,640    42,824
Europe (excluding UK)           18,498    19,297    19,400
Japan                            3,964     3,519     2,720
Other                           13,652     4,822     5,136
                                --------------------------
                                97,015    73,089    77,258
----------------------------------------------------------

The following table analyses worldwide operations by geographical area, based on the location of Micro Focus facilities.

                                1998      1997      1996
                                L'000     L'000     L'000
----------------------------------------------------------
Revenue:
United Kingdom                  43,249    33,974    33,988
United States                   56,846    42,856    49,503
Europe (excluding UK)           23,554    20,588    20,196
Other                            7,859     1,910     1,300
                               ---------------------------
                               131,507    99,328   104,987
                               ---------------------------
Inter-segment revenue:
United Kingdom                 (21,003)  (15,900)  (16,728)
United States                   (4,199)   (3,501)   (4,790)
Europe (excluding UK)           (9,077)   (6,381)   (5,362)
Other                             (213)     (457)     (849)
                               ---------------------------
                                97,015    73,089    77,258
                               ---------------------------
Operating profit/(loss):
United Kingdom                   5,498    (2,960)    1,350
United States                    1,041    (4,699)   (4,429)
Europe (excluding UK)              896      (220)   (5,097)
Other                            5,301       371      (458)
                                --------------------------
                                12,736    (7,508)   (8,634)
                                --------------------------
Net operating
  assets/(liabilities):
United States                   14,174    16,075    20,264
United Kingdom                   2,930    (8,199)   (3,087)
Europe (excluding UK)           (4,112)    2,988     9,176
Other                            2,521       (16)     (558)
                                --------------------------
                                15,513    10,848    25,795
----------------------------------------------------------

Inter-segment revenue principally represents licence fees and charges for research and development between locations. Operating profit/(loss) excludes interest income and expense and, correspondingly, net operating assets/(liabilities) exclude interest-bearing assets and liabilities. A reconciliation of the net operating assets/(liabilities) as shown above to net assets as shown in the balance sheet is as follows:

                                1998      1997      1996
                                L'000     L'000     L'000
----------------------------------------------------------
Net operating assets            15,513    10,848    25,795
Cash and bank loans             50,511    44,725    38,972
Investment in own shares         4,886     5,634     5,634
Finance lease obligations          (18)      (83)     (214)
                                --------------------------
Net assets                      70,892    61,124    70,187
----------------------------------------------------------

NOTE 3 ACQUISITIONS

In the year ended 31 January 1998 the Group completed two acquisitions for a total consideration of L12,679,000 in cash and shares.

6.D.11
On 30 April 1997 the Company acquired all of the share capital of Millennium UK Limited ("Millennium"), a provider of consulting and project management services, for a consideration of L4,000,000 paid in a combination of L2,000,000 in cash and the issuance of 149,142 ordinary shares in the Company. The transaction has been accounted for as an acquisition and, accordingly, the results of operations and cash flows of Millennium have been combined with those of the Group for the nine-month period subsequent to 30 April 1997.

The acquisition cost has been allocated between the identifiable tangible assets and liabilities of Millennium based on their respective fair values, and the excess has been allocated to goodwill, as shown in the following table.

                                                  FAIR VALUES
                       NET ASSETS   FAIR VALUE        ON
                        ACQUIRED    ADJUSTMENTS   ACQUISITION
                         L'000         L'000         L'000
-------------------------------------------------------------
Cash                       (31)          --            (31)
Accounts receivable        379           --            379
Other current assets        45           --             45
Tangible fixed assets       20           --             20
Current liabilities       (570)          --           (570)
                         ------------------------------------
Total net assets          (157)          --           (157)
                         ------------------------------------
Goodwill arising                                     4,157
                                                   ----------
                                                     4,000
                                                   ----------
Purchase consideration payable to vendors            4,000
-------------------------------------------------------------

Goodwill arising on the acquisition has been charged to reserves.

Millennium reported a loss after taxation of L229,000 in its financial year ended 31 December 1996. In the subsequent four month period to 30 April 1997 Millennium recorded a profit after taxation of L19,000. In the period since acquisition, Millennium contributed L48,000 to the Group's net operating cash flows and utilised L44,000 for capital expenditure.

Subsequent to the acquisition, costs amounting to L200,000 have been incurred in connection with a reorganisation of the business of Millennium. These costs are included in general and administrative costs in the current year.

On 20 January 1998 the Company completed the acquisition of XDB Systems, Inc ("XDB"). XDB was acquired in exchange for 378,395 ordinary shares in the Company and the exchange of XDB stock options for Micro Focus options, which represented a total value of L8,679,000 on the date the acquisition was completed. XDB, a privately-held corporation based in Maryland, USA, is a provider of DB2 database development, maintenance and connectivity solutions. The transaction has been accounted for as an acquisition. Accordingly, the results of operations and cash flows of XDB have been combined with those of the Group for the period subsequent to 20 January 1998.

The acquisition cost has been allocated between the identifiable tangible assets and liabilities of XDB based on their respective fair values, and the excess has been allocated to goodwill, as shown in the following table.

                                         FAIR VALUE
                                         ADJUSTMENTS
                                    ---------------------   FAIR VALUES
                       NET ASSETS    ACCOUNTING                  ON
                        ACQUIRED    POLICY CHANGE   OTHER   ACQUISITIONS
                         L'000          L'000       L'000      L'000
------------------------------------------------------------------------
Cash                        992           --          --          992
Accounts receivable       2,442         (707)         --        1,735
Other current assets        116           --          --          116
Tangible fixed assets       276           --          --          276
Current liabilities      (2,093)          --          78       (2,015)
Deferred taxation           754           --        (754)          --
                       ----------------------------------------------
Total net assets          2,487         (707)       (676)       1,104
                       ----------------------------------------------
Goodwill arising                                                7,575
                                                             --------
                                                                8,679
                                                             --------
Purchase consideration payable to vendors                       8,679
------------------------------------------------------------------------

The fair value adjustments relate to:

   - the deferral of previously recognised revenue totalling L707,000 to reflect compliance with the Micro Focus Group's existing revenue recognition policy

   - reductions of L78,000 to accruals established by XDB to provide for costs incurred during 1998

   - the elimination of a deferred tax asset amounting to L754,000 which had been established in accordance with US accounting principles.

The acquisition of XDB was completed shortly before the end of the current financial year and consequently fair values on acquisition have been estimated based on information currently available. Any additional adjustments to fair values arising on final review will be disclosed in the Company's financial statements for the year ending 31 January 1999.

In addition to the above adjustments, provisions amounting to L122,000 have been recorded for the estimated costs of rationalisation and reorganisation of the acquired business, and charged to general and administrative costs in the profit and loss account.

Goodwill arising on the acquisition has been charged to reserves.

XDB's loss after taxation in its financial year ended 31 January 1997 was L2,642,000. In the subsequent pre-acquisition period from 1 February 1997 to 20 January 1998 XDB recorded a loss after taxation of L671,000. XDB's cash flows for the period of ownership were not material.

In May 1995 the Group completed the acquisition of Burl Software Laboratories, Inc. for a total of US$13.5 million (L8.5 million), which was satisfied by the issue of 664,979 ordinary shares of the Company (equivalent to 3,324,895 Micro Focus Ordinary Shares following the Stock Split) and the payment of US$6.3 million (L3.9 million) in cash. The transaction was accounted for as an acquisition.

6.D.7
6.D.12
NOTE 4 RESEARCH AND DEVELOPMENT COSTS

                                   1998     1997     1996
                                  L'000    L'000    L'000
----------------------------------------------------------
Research and development costs
  before capitalisation           17,602   19,235   23,423
Costs capitalised as software
  product assets                  (5,688)  (5,258)  (9,882)
Amortisation of capitalised
  costs                            7,765    8,067    8,805
                                  ------------------------
                                  19,679   22,044   22,346
Exceptional items (note 8)
Restructuring costs:
-- accelerated amortisation           --       --    3,834
-- other costs                        --    2,255      671
                                  ------------------------
                                  19,679   24,299   26,851
----------------------------------------------------------

NOTE 5 OPERATING PROFIT/(LOSS)

Operating profit/(loss) is stated after charging:

                                     1998    1997    1996
                                     L'000   L'000   L'000
----------------------------------------------------------
Auditor's remuneration:
  audit services: UK                   117     105      96
  audit services: overseas             110      93     100
  non-audit services: UK               230     181     141
  non-audit services: overseas         289     218     179
Operating lease rentals:
  equipment                            756     743     903
  land and buildings                 1,780   1,811   2,137
Depreciation to leased assets           39      39     118
Other depreciation and amortisation  4,534   5,616   6,068
----------------------------------------------------------

The profit attributable to Micro Focus Shareholders, dealt with in the financial statements of Micro Focus, is L805,000 (1997: L716,000; 1996: L1,449,000). There
were no other movements on reserves other than the movement on share premium.

FIG. 1

An analysis of the directors' remuneration, pension entitlements and share options is set out below:

6.F.3

                                                  PERFORMANCE      PENSION      COMPENSATION FOR
                                 SALARY   FEES    RELATED PAY   CONTRIBUTIONS    LOSS OF OFFICE    OTHER   TOTAL
     YEAR ENDED 31 JANUARY       L'000    L'000      L'000          L'000            L'000         L'000   L'000
----------------------------------------------------------------------------------------------------------------
1998:
  J. Michael Gullard               --       50         --             --               --            --       50
  Harold Hughes                    --       18         --             --               --            --       18
  J. Sidney Webb                   --        5         --             --               --            --        5
(appointed December 2 1997)
  Martin Waters                   105       --        201             --               --           183      489
(appointed June 21 1997)
  Paul Adams                       85       --        125             --               --            --      210
  Ron Forbes                       82       --         76              6               --            --      164
  Marcelo Gumucio                  53       --         31             --              545            --      629
(resigned June 21 1997)
                                 -------------------------------------------------------------------------------
                                  325       73        433              6              545           183    1,565
                                 -------------------------------------------------------------------------------
1997:
  J. Michael Gullard               --       63         --             --               --            --       63
  Harold Hughes                    --       20         --             --               --            --       20
  Marcelo Gumucio                 101        1        129             --               --            --      231
  Paul Adams                       79       --         50             --               --            --      129
  Ron Forbes                       79       --         16              6               --            --      101
  Brian Reynolds                   --       --         --             --               --            29       29
(resigned March 24 1996)
  Paul O'Grady                     24       --         --             --               30            --       54
(resigned April 1 1996)
                                 -------------------------------------------------------------------------------
                                  283       84        195              6               30            29      627
                                 -------------------------------------------------------------------------------
1996:
  J. Michael Gullard               --       62         --             --               --            --       62
(appointed May 2 1995)
  Harold Hughes                    --       34         --             --               --            --       34
  Marcelo Gumucio                  --        1         --             --               --            --        1
(appointed January 27 1996)
  Paul Adams                      143       --         --             --               --            --      143
  Ron Forbes                       76       --          3              6               --            --       85
  Brian Reynolds                   --       --         --             --               --           117      117
  Paul O'Grady                    120       --         11             --               --            --      131
                                 -------------------------------------------------------------------------------
                                  339       97         14              6               --           117      573
----------------------------------------------------------------------------------------------------------------

NOTE 6 DIRECTORS AND EMPLOYEES
See Fig. 1

Upon the resignation of Marcelo Gumucio, the Company entered into a settlement agreement and release with Mr Gumucio, pursuant to which Mr Gumucio was paid an amount of $225,000 (L136,000) for loss of office. Mr Gumucio agreed to provide six months of consulting services to the Company in exchange for a payment of $200,000 (L120,000) and vesting for 138,440 option shares held by Mr Gumucio was accelerated and the exercise period extended. The benefit attributable to Mr. Gumucio as a result of the accelerated vesting of share options amounted to L409,000. As expected, the services that were intended to be performed under the agreement were performed during fiscal 1998.

The following additional information is provided in accordance with the requirements of the Act.

                                     1998    1997    1996
                                     L'000   L'000   L'000
----------------------------------------------------------
All directors:
Aggregate emoluments                 1,559     621     567
Pension contributions                    6       6       6
Gain on exercise of share options      889      --      --
                                    ----------------------
                                     2,454     627     573
                                    ----------------------
Highest paid director:
Aggregate emoluments                   629     231     143
Gain on exercise of share options      889      --      --
                                    ----------------------
                                     1,518     231     143
----------------------------------------------------------

Gains on exercise of share options are calculated as at the date of exercise although the shares may have been retained.

DIRECTORS' SHAREHOLDINGS

The interests of the directors in the share capital of the Company are as follows:

6.F.4
(number of shares)

                                        31 JANUARY
                                    1998        1997
-------------------------------------------------------
J Michael Gullard,                   1,000      1,000
  Chairman
Harold Hughes,                      20,000     20,000
  Deputy Chairman
J Sidney Webb                          100        100*
Martin Waters,                          --         --*
  Chief Executive Officer
Paul Adams                         106,600    106,600
Ron Forbes                          17,676     23,676
-------------------------------------------------------

* At date of appointment in the cases of Mr Webb and Mr Waters

On 6 March 1998 Mr Webb increased his holding by 1,000 shares. There have been no other changes in these holdings since the year end.

The shareholdings quoted above have not been restated to give effect to the sub-division of Micro Focus Ordinary Shares which took effect from the close of business on 13 March 1998 (see note 22).

DIRECTORS' SHARE OPTIONS

See Fig. 2

FIG. 2

The following table sets out the numbers of options held by each director, including the changes in holdings during the year ended 31 January 1998.

6.C.19
6.C.10
6.C.10(C)

                         DATE OF OPTION     OPTION   31 JANUARY                                    31 JANUARY        LATEST
                              GRANT         PRICE       1997      GRANTED   EXERCISED    LAPSED       1998        EXERCISE DATE
---------------------------------------------------------------------------------------------------------------------------------
J. Michael Gullard            2 June 1994   L10.67     10,000                                        10,000           2 June 2004
                             21 June 1996   L8.35      50,000                                        50,000          21 June 2006
Harold Hughes              19 August 1992   L14.98     10,000                                        10,000        19 August 2002
                             16 June 1994   L11.98      2,000                                         2,000          16 June 2004
Martin Waters           16 September 1997   L21.01                237,500                           237,500     16 September 2004
                        16 September 1997   L21.01                362,500                           362,500     16 September 2007
Marcelo Gumucio           30 January 1996   L6.05      10,000                 (2,000)     (8,000)        --                   n/a
(resigned 21 June
  1997)                      1 April 1996   L6.53     362,500                (72,500)   (262,313)    27,687*                  n/a
                             21 June 1996   L8.35     362,500                           (353,438)     9,062*                  n/a
Paul Adams                     8 May 1990   L5.42       1,600                                         1,600         8 August 1998
                            10 April 1996   L6.85      57,300                                        57,300         10 April 2003
                             5 March 1997   L10.59                10,000                             10,000          5 March 2007
Ron Forbes                  10 April 1996   L6.85      51,300                                        51,300         10 April 2000
---------------------------------------------------------------------------------------------------------------------------------

* Number of option shares held at date of resignation in the case of Mr Gumucio.

At the date of exercise, the Company's share price was L18.45 per share. Consequently, the exercise of options by Mr Gumucio gave rise to a gain of L889,000. As set out above, no other director exercised options during the year. No consideration was payable on the grant of the share options set out above.

The market price of the Micro Focus Ordinary Shares at 31 January 1998 was L27.37 and the range during the year was L10.35 to L28.30.

The option prices and holdings quoted above have not been restated to give effect to the sub-division of the Micro Focus Ordinary Shares which took effect from the close of business on 13 March 1998 (see note 22).

The average weekly number of staff employed by the Group during the year was:

                                   1998   1997   1996
                                   NO.    NO.    NO.
-----------------------------------------------------
UK                                 252    255    302
US                                 355    310    355
Other                              112     81     78
                                   ------------------
                                   719    646    735
-----------------------------------------------------

6.D.10
Staff costs, which include salaries, bonus and commissions, amounted to:

                                 1998     1997     1996
                                L'000    L'000    L'000
--------------------------------------------------------
UK                              10,324    9,173   10,167
US                              22,803   16,758   17,801
Other                            5,184    3,554    3,856
                                ------------------------
                                38,311   29,485   31,824
Social security costs            2,979    2,797    2,884
Other pension costs                432      437      596
                                ------------------------
                                41,722   32,719   35,304
--------------------------------------------------------

Other pension costs principally represent amounts paid by the Group to personal pension schemes operated by its employees. In the United Kingdom, the Group matches contributions made by participating employees up to certain predetermined thresholds. Arrangements for employees in other countries have been established on similar bases, subject to local regulations and practices in the countries concerned.

NOTE 7 INTEREST EXPENSE

                                 1998     1997     1996
                                L'000    L'000    L'000
--------------------------------------------------------
Finance charges payable under
  finance leases                     5       18       74
On bank loans and overdrafts        65        3       --
                                  ----------------------
                                    70       21       74
--------------------------------------------------------

NOTE 8 EXCEPTIONAL ITEMS

Exceptional items recorded in the year ended 31 January 1997 represented a charge of L5,195,000 for restructuring. The charge consists of the costs associated with a reduction in the Group's workforce of approximately 65 people, facility closures and consolidations, and asset write-downs. All outstanding amounts due under the restructuring were settled prior to 31 January 1998.

Exceptional items recorded in the year ended 31 January 1996 consisted of a charge of L6,667,000 for restructuring and a credit of L666,000 resulting from the adoption of Abstract 13 "Accounting for ESOP Trusts" which was issued by the Urgent Issues Task Force of the Accounting Standards Board in June 1995. Restructuring costs of L3,125,000 announced in May 1995 related to employee terminations, closure of surplus office facilities, and fixed asset write-downs. Additional asset write-downs of L3,542,000 booked in January 1996 were primarily the result of a review into the carrying value of software product assets.
NOTE 9 TAXATION

The taxation charge for the year consists of the following:

                                 1998     1997     1996
                                L'000    L'000    L'000
--------------------------------------------------------
UK corporation tax               3,244      237      133
Deferred taxation                  (71)     870     (458)
Double taxation relief            (162)    (174)    (105)
Overseas taxation:
  US federal                       542        4        5
  US state                         128        1       --
  Other                            958      276     (118)
                                 -----------------------
                                 4,639    1,214     (543)
Taxation underprovided/
  (overprovided) in previous
  years
Corporation tax                     --      258       --
Deferred taxation                  152       --      202
Overseas taxation:
  US federal                        --       --      193
  US state                          --       --       (2)
  Other                             --       --       78
                                 -----------------------
                                 4,791    1,472      (72)
--------------------------------------------------------

The effective tax rate in 1998 is 31.5%, which compares to the applicable UK corporate tax rate of 31.3%.

In prior years the effective tax rate was significantly distorted, principally as a result of losses incurred in the United States which can only be offset against profits arising in future periods, and the impact of disallowable exceptional items.

6.D.10
The corporation tax returns of certain US subsidiary undertakings are under examination by the US Internal Revenue Service, which has proposed certain adjustments. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

6.E.5
NOTE 10 EARNINGS/(LOSS) PER SHARE

Earnings/(loss) per share is computed on the bases set out in note 1.

                                 1998     1997     1996
                                L'000    L'000    L'000
--------------------------------------------------------
Basic earnings per share:
  Profit/(loss) after
    taxation                    10,426   (7,281)  (6,470)
  Ordinary shares (weighted
    average)                    15,373   15,156   14,843
Diluted earnings per share:
  Adjusted profit/(loss)
    after taxation              11,180   (7,281)  (6,470)
  Ordinary shares
    (weighted average)          17,199   15,156   14,843
--------------------------------------------------------

Earnings per share data has also been presented on the profit and loss account on a basis which reflects the five-for-one sub-division of Micro Focus Ordinary Shares on 13 March 1998 (see note 22). This data has been calculated as if the sub-division had occurred at 1 February 1995, on the basis of the weighted average number of ordinary shares set out below:

                                 1998     1997     1996
                                L'000    L'000    L'000
--------------------------------------------------------
Basic earnings per share:
  Ordinary shares (weighted
    average)                    76,865   75,780   74,215
Diluted earnings per share:
  Ordinary shares (weighted
    average)                    85,995   75,780   74,215
--------------------------------------------------------

NOTE 11 INTANGIBLE FIXED ASSETS

Intangible fixed assets consist of software product assets, as follows:

                                                NET BOOK
                         COST    AMORTISATION    VALUE
                        L'000       L'000        L'000
--------------------------------------------------------
At 31 January 1996      70,816      52,959       17,857
Currency fluctuations   (1,858)     (1,400)        (458)
Additions                5,258          --        5,258
Amortisation for the
  year                      --       8,067       (8,067)
                        -------------------------------
At 31 January 1997      74,216      59,626       14,590
Currency fluctuations     (755)       (636)        (119)
Additions                5,688          --        5,688
Amortisation for the
  year                      --       7,765       (7,765)
                        -------------------------------
At 31 January 1998      79,149      66,755       12,394
--------------------------------------------------------

NOTE 12 TANGIBLE FIXED ASSETS
See Fig. 3

Freehold land and buildings includes capitalised interest of L385,000. Transportation equipment includes assets held under finance leases as follows:

                                                NET BOOK
                         COST    DEPRECIATION    VALUE
                         L'000      L'000        L'000
--------------------------------------------------------
At 31 January 1996         374        165          209
Provision for the year      --         39          (39)
Disposals                 (249)      (138)        (111)
                           -----------------------------
At 31 January 1997         125         66           59
Provision for the year      --         --           --
Disposals                   --         --           --
                           -----------------------------
At 31 January 1998         125         66           59
--------------------------------------------------------

NOTE 13 INVESTMENTS

Investment in own shares represents the Company's ordinary shares acquired by Micro Focus Trustees Limited on behalf of the Micro Focus 1994 EBT ("the Trust"), at cost:

                                         1998     1997
                                         L'000    L'000
-------------------------------------------------------
Beginning of year                        5,634    5,634
Sold on exercise of options               (748)      --
                                         --------------
End of year                              4,886    5,634
-------------------------------------------------------

FIG. 3

                                                                            COMPUTER AND
                                    FREEHOLD                               COMMUNICATIONS
                                    LAND AND     LEASEHOLD      OFFICE     EQUIPMENT AND    TRANSPORTATION
                                    BUILDINGS   IMPROVEMENTS   EQUIPMENT      SOFTWARE        EQUIPMENT       TOTAL
                                      L'000        L'000         L'000         L'000            L'000         L'000
--------------------------------------------------------------------------------------------------------------------
Cost:
At 31 January 1996                   13,142         1,983        4,852         25,014             594         45,585
Currency fluctuations                    --           (75)        (211)        (1,076)             (3)        (1,365)
Additions                               414           101           77          1,891              17          2,500
Disposals                                --        (1,169)         (28)        (1,875)           (316)        (3,388)
                                    --------------------------------------------------------------------------------
At 31 January 1997                   13,556           840        4,690         23,954             292         43,332
Currency fluctuations                    --           (60)        (101)          (457)             (2)          (620)
Additions                               272         1,795        1,308          5,157              27          8,559
Disposals                                --            --       (1,246)          (834)           (191)        (2,271)
                                    --------------------------------------------------------------------------------
At 31 January 1998                   13,828         2,575        4,651         27,820             126         49,000
                                    --------------------------------------------------------------------------------
Depreciation:
At 31 January 1996                      205         1,847        2,779         15,581             263         20,675
Currency fluctuations                    --           (55)        (125)          (737)             (3)          (920)
Provision for the year                  231           135          678          4,531              80          5,655
Disposals                                --        (1,167)         (20)        (1,257)           (177)        (2,621)
                                    --------------------------------------------------------------------------------
At 31 January 1997                      436           760        3,312         18,118             163         22,789
Currency fluctuations                    --           (28)         (54)          (347)             (2)          (431)
Provision for the year                  223            85          403          3,810               9          4,530
Disposals                                --            --         (965)          (659)           (100)        (1,724)
                                    --------------------------------------------------------------------------------
At 31 January 1998                      659           817        2,696         20,922              70         25,164
                                    --------------------------------------------------------------------------------
Net book values:
At 31 January 1996                   12,937           136        2,073          9,433             331         24,910
At 31 January 1997                   13,120            80        1,378          5,836             129         20,543
At 31 January 1998                   13,169         1,758        1,955          6,898              56         23,836
--------------------------------------------------------------------------------------------------------------------

As at 31 January 1998 the Trust owned 757,369 shares with a nominal value of L75,737, and options have been granted to employees to purchase up to 634,245 of such shares (see note 21). The market value of these shares was L20,729,000 (31 January 1997: L9,656,000); if they had been sold at this value a liability to corporation tax of approximately L4,500,000 (31 January 1997: L1,100,000) would have arisen. The Trust has not waived its right to dividends in respect of this shareholding. The assets and liabilities of the Trust, as well as its operating costs, are included in the consolidated financial statements.

The principal subsidiary undertakings of the Company, all of which are wholly-owned, are:

                                            COUNTRY OF
                                           INCORPORATION
---------------------------------------------------------
Micro Focus Limited                       UK (1)
Micro Focus International Limited         UK (2)
Micro Focus Holdings Limited              UK (1)
Micro Focus Incorporated                  USA. (2)
XDB Systems, Inc.                         USA. (1)
Micro Focus Japan                         Japan (2)
Micro Focus GmbH                          Germany (2)
Micro Focus SARL                          France (2)
Micro Focus SA                            Spain (2)
Micro Focus Investments Limited           Jersey (3)
System Focus BV                           Netherlands (2)
Micro Focus Technology NV                 Antilles (2)
---------------------------------------------------------

(1) Held directly by the Company

(2) Held by a subsidiary undertaking

(3) Held directly by the Company, operating as a financing company.

NOTE 14 STOCKS

The replacement value of stocks is not considered to be materially different from their balance sheet values.

NOTE 15 DEBTORS

                                        1998      1997
                                       L'000     L'000
-------------------------------------------------------
Trade debtors                          29,145    12,672
Other debtors and prepaid expenses      1,728     1,556
                                       ----------------
                                       30,873    14,228
-------------------------------------------------------

Trade debtors include Lnil (1997: L1,693,000) which is due more than twelve months from the balance sheet date. Other debtors and prepaid expenses include loans to an officer of the Company totalling Lnil (1997: L57,000), and amounts due more than twelve months from the balance sheet date totalling L74,000 (1997:
L164,000).

NOTE 16 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                          1998     1997
                                         L'000    L'000
--------------------------------------------------------
Bank loans                                1,007       --
Obligations under finance leases (note
  18)                                         6       68
Trade creditors                           4,241    3,054
Current corporation tax                   6,428    2,590
Other taxes and social security costs     1,725    1,129
Product royalties and purchases             845      602
Accrued employees compensation and
  commissions                             7,481    3,632
Accrued expenses                          4,750    5,105
                                         ---------------
                                         26,483   16,180
--------------------------------------------------------

The Bank loan represents borrowings against an unsecured revolving multi-currency loan facility, under the terms of which financing of up to L5,000,000, or its equivalent in such other currency as the Company may determine, is available until January 2001. Borrowings under this facility bear interest at 0.75% above the London Interbank Offered Rate ("LIBOR"). The amount outstanding against this credit line at 31 January 1998 was drawn in French Francs, and was incurring interest at 3.6% per annum.

Accrued expenses includes L116,000 (1997: L123,000) in respect of an unfunded defined benefit scheme operated by a foreign subsidiary undertaking, and other outstanding contributions payable by the Group in connection with employees' pension arrangements.

NOTE 17 CREDITORS: AMOUNTS FALLING DUE AFTER MORE
THAN ONE YEAR

Creditors due after more than one year represent obligations under lease commitments (see note 18).

6.E.11
NOTE 18 LEASE COMMITMENTS

Financial commitments for future periods under lease agreements existing at 31 January 1998 are as follows:

Finance leases:

                                        1998     1997
                                        L'000    L'000
------------------------------------------------------
Amounts payable within one year             6     71
Amounts payable from one to two years      15     15
                                        --------------
                                           21     86
Less finance charges allocated to
  future periods                           --     (3)
                                        --------------
                                           21     83
Finance leases are shown as:
Amounts due within one year (note 16)       6     68
Amounts due after more than one year       12     15
                                        --------------
                                           18     83
------------------------------------------------------

Operating leases:

                              LAND AND
                              BUILDINGS         OTHER
                            -------------   -------------
                            1998    1997    1998    1997
                            L'000   L'000   L'000   L'000
---------------------------------------------------------
Annual commitment under
  leases which expire:
  within one year            263    1,117      4     114
  in the second to fifth
    years inclusive         1,576    648     541     462
  thereafter                 469     168      --      --
                            ----------------------------
                            2,308   1,933    545     576
---------------------------------------------------------

NOTE 19 CAPITAL COMMITMENTS

At 31 January 1998 and 31 January 1997 the Group had no material capital expenditure commitments.

NOTE 20 DEFERRED TAXATION

Deferred taxation has been fully provided as follows:

                                          1998    1997
                                          L'000   L'000
-------------------------------------------------------
Capital allowances in advance of
  depreciation and amortisation              89     169
Other timing differences                  6,318   6,070
                                          -------------
                                          6,407   6,239
-------------------------------------------------------

The movement of deferred taxation during the year is as follows:

                                          1998    1997
                                          L'000   L'000
-------------------------------------------------------
Balances, beginning of year               6,239   5,454
Movement on capital allowances in
  advance of depreciation and
  amortisation                              (80)   (140)
Movement in other timing differences        248     925
                                          -------------
Balances, end of year                     6,407   6,239
-------------------------------------------------------

NOTE 21 SHARE OPTION PLANS

The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to the Group and such other eligible persons as the Board may determine. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in five equal cumulative annual instalments commencing one year after the date of grant. Unexercised options lapse when the optionholder ceases to be employed by the Group or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

The Micro Focus 1996 Plan was approved by Micro Focus Shareholders in June 1996 and authorised the Company to grant options for up to a maximum of 757,369 shares (representing 5% of the issued share capital of the Company at that time); such authority will expire on 18 June 1999. Prior to 1996, authority to issue options under similar terms had been granted pursuant to the 1991 Share Option Plan and the 1983-1984 Share Option Plan. Such authorities expired in 1996 and 1991 respectively. At 31 January 1998, 1,687,580 options were issued and outstanding under the plans, and a further 319,253 which had been approved for grant by Micro Focus Shareholders under the Micro Focus 1996 Plan were currently unissued.

In 1994 the Micro Focus 1994 EBT was established to further the Company's policy of encouraging share ownership by its employees. Under the terms of the Micro Focus 1994 EBT, Micro Focus Trustees Limited ("MFTL") is permitted to acquire Micro Focus Ordinary Shares and to issue options for those shares to directors and employees. At 31 January 1998 MFTL owned 793,713 shares, and options granted by MFTL to purchase 634,245 of these shares were outstanding. Options which had been granted for an additional 22,000 shares prior to their acquisition by MFTL also remained outstanding. The remaining 105,220 option shares were available for future grant. The shares held by the Micro Focus 1994 EBT are included in Investments (see note 13).

Pursuant to the agreement to acquire XDB Systems, Inc. ("XDB"), the Company assumed XDB's 1992 Share Option Plan and 1996 Share Option Plan. Under the agreement, holders of XDB options are entitled to exercise their option shares in return for Micro Focus Ordinary Shares. At 20 January 1998, the date of the merger, XDB option holders held 40,042 options in the Company at prices between $7.95 and $37.06 and denominated in US dollars. At 31 January 1998, 30,056 of these option shares remained outstanding.

Share option activity under the plans was as follows:

                                 NUMBER     OPTION PRICE
                               OF SHARES     PER SHARE
--------------------------------------------------------
Outstanding, 31 January 1995   1,728,874    L2.20-L28.83
Options granted                  603,795    L5.42-L 8.20
Options exercised               (114,865)   L2.20-L 5.42
Options cancelled               (159,035)   L2.20-L28.83
                               -------------------------
Outstanding, 31 January 1996   2,058,769    L5.42-L28.83
Options granted                2,300,830    L5.83-L 9.70
Options exercised                (24,156)   L5.42-L 9.66
Options cancelled              (1,840,411)  L5.42-L28.83
                               -------------------------
Outstanding, 31 January 1997   2,495,032    L5.42-L21.61
Options granted                1,324,545    L4.85-L22.60
Options exercised               (310,741)   L5.42-L18.52
Options cancelled              (1,134,955)  L4.85-L22.60
                               -------------------------
Outstanding, 31 January 1998   2,373,881    L4.85-L22.60
--------------------------------------------------------

The total of 2,373,881 options outstanding at 31 January 1998 is represented by 1,717,636 unissued shares (1,687,580 issued under the Micro Focus plans and 30,056 pursuant to the XDB plans) and 656,245 issued shares held by MFTL.

The outstanding options are exercisable between 1998 and 2007; the proceeds on exercise at 31 January 1998 would be L21,579,000 (31 January 1997: L19,790,000).

6.F.8
At 31 January 1998 options for 254,000 shares (31 January 1997: 168,000 shares) were currently exercisable at prices per share of between L5.42 and L22.60; the proceeds on exercise of such options at 31 January 1998 would be L2,586,000 (31 January 1997: L2,095,000).

NOTE 22 POST-BALANCE SHEET EVENT

On 12 March 1998 shareholders approved a five-for-one sub-division of Micro Focus Ordinary Shares ("the Stock Split"). The sub-division became effective as of the close of business on Friday, 13 March 1998. The Micro Focus ADSs, which are traded on the Nasdaq Stock Market in the United States, did not split, although the conversion rights of such Micro Focus ADSs have been such that each Micro Focus ADS now represents five Micro Focus Ordinary Shares.

6.E.1
6.E.3(A)
6.A.4
6.A.5
12.17
12.19(A)
12.19
6.E.5
6.E.4(B)
2.     US GAAP AUDITED CONSOLIDATED ACCOUNTS

MICRO FOCUS CONSOLIDATED STATEMENTS OF INCOME (US FORMAT)
($ in thousands except share and per share data)

                                                      YEAR ENDED         YEAR ENDED         YEAR ENDED
                                             NOTES  31 JANUARY 1998    31 JANUARY 1997    31 JANUARY 1996
---------------------------------------------------------------------------------------------------------
NET REVENUE
  Product revenue                                      $104,041           $ 71,115           $ 77,725
  Service revenue                                        63,268             52,112             57,059
                                                      ---------------------------------------------------
Total net revenue                               10      167,309            123,227            134,784
                                                      ---------------------------------------------------
COST OF REVENUE
  Cost of product revenue                                10,309              8,075             12,416
  Cost of service revenue                                26,593             19,586             20,642
                                                      ---------------------------------------------------
Total cost of revenue                                    36,902             27,661             33,058
                                                      ---------------------------------------------------
GROSS PROFIT                                            130,407             95,566            101,726
                                                      ---------------------------------------------------
OPERATING EXPENSES
  Research and development                       4       35,040             38,556             38,573
  Sales and marketing                                    62,214             53,519             57,494
  General and administrative                             15,559             11,814             11,102
  Non recurring items                            5           --              8,670              9,469
                                                      ---------------------------------------------------
Total operating expenses                                112,813            112,559            116,638
                                                      ---------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                   10       17,594            (16,993)           (14,912)
  Interest income                                         4,370              3,094              3,784
  Interest expense                                         (123)               (73)              (117)
                                                      ---------------------------------------------------
INCOME (LOSS) BEFORE TAXES                               21,841            (13,972)           (11,245)
  Income taxes                                   9       (7,208)              (718)                89
NET INCOME (LOSS)                                      $ 14,633           $(14,690)          $(11,156)
                                                      ---------------------------------------------------
NET INCOME (LOSS) PER SHARE -- basic (note
  below)                                               $   0.19           $  (0.19)          $  (0.14)
NET INCOME (LOSS) PER ADS -- basic                     $   0.93           $  (0.95)          $  (0.72)
Weighted average number of shares
  outstanding -- basic (thousands)                       78,735             77,675             77,395
Shares converted to ADS equivalent                       15,747             15,535             15,479
NET INCOME (LOSS) PER SHARE -- diluted
  (note below)                                         $   0.18           $  (0.19)          $  (0.14)
NET INCOME (LOSS) PER ADS -- diluted                   $   0.89           $  (0.94)          $  (0.72)
Weighted average number of shares
  outstanding -- diluted (thousands)                     82,635             78,060             77,395
Shares converted to ADS equivalent                       16,473             15,612             15,479
---------------------------------------------------------------------------------------------------------

12.19(E)
Note: Shares and per share data for all periods presented have been restated to reflect the five-for-one stock split of the Micro Focus Ordinary Shares, which was effective as of the close of business on 13 March 1998 (see note 12 to the consolidated financial statements). The Micro Focus ADSs did not split, although the conversion rights of such Micro Focus ADSs have been adjusted such that each Micro Focus ADS represents five Micro Focus Ordinary Shares. Per share earnings are also shown in the US format on a Micro Focus ADS equivalent basis, consistent with pre-split reporting.

MICRO FOCUS CONSOLIDATED BALANCE SHEETS (US FORMAT)
($ in thousands except share and per share data)

12.19(B)

                                                                     AS AT             AS AT
                                                        NOTES   31 JANUARY 1998   31 JANUARY 1997
-------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                        $ 48,174          $ 73,119
  Short-term investments                                             36,316             2,577
  Accounts receivable, net of allowances for doubtful
     accounts of $2,499 ($1,731 in 1997)                             47,798            22,390
  Inventories                                                           519               774
  Prepaid expenses and other assets                                   2,833             5,870
                                                                ---------------------------------
Total current assets                                                135,640           104,730
                                                                ---------------------------------
FIXED ASSETS:
  Property, plant and equipment, net                       6         39,083            33,796
  Goodwill, net of accumulated amortisation of $1,391
     ($nil in 1997)                                                   5,346                --
  Software product assets, net of accumulated
     amortisation of $108,871 ($95,402 in 1997)                      20,328            23,344
                                                                ---------------------------------
TOTAL ASSETS                                              10       $200,397          $161,870
                                                                ---------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loan                                                7       $  1,652          $  1,500
  Accounts payable                                                    6,957             5,732
  Product and royalties payable                                       1,386               963
  Accrued employee compensation and commissions                      12,383             5,811
  Accrued payroll taxes                                               1,142               838
  Income taxes payable                                               10,459             4,142
  Deferred revenue                                                   32,848            31,155
  Other current liabilities                                           9,557            10,215
                                                                ---------------------------------
Total current liabilities                                            76,384            60,356
                                                                ---------------------------------
  Long term debt and other liabilities                                   20                24
  Deferred income taxes                                    9          9,159             8,746
                                                                ---------------------------------
TOTAL LIABILITIES                                                    85,563            69,126
                                                                ---------------------------------
SHAREHOLDERS' EQUITY
  Ordinary shares: 2 pence par value 112,500,000
     shares, authorised, 79,417,000 shares issued and
     outstanding (77,730,000 in 1997)                              $  2,508          $  2,452
  Additional paid-in capital                                         33,362            27,468
  Unrealised gain (loss) on available-for-sale
     securities, net of tax                                              44               (90)
  Treasury stock                                                     (7,769)           (8,959)
  Retained earnings                                                  89,019            74,386
  Currency translation adjustment                                    (2,330)           (2,513)
                                                                ---------------------------------
Total shareholders' equity                                          114,834            92,744
                                                                ---------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $200,397          $161,870
-------------------------------------------------------------------------------------------------

Note: Share data for all periods have been restated to reflect the five-for-one stock split of the Micro Focus Ordinary Shares, which was effective as of the close of business on 13 March 1998 (see note 12 to the consolidated financial statements). The Micro Focus ADSs did not split, although the conversion rights of such Micro Focus ADSs have been adjusted such that each Micro Focus ADS represents five Micro Focus Ordinary Shares.

12.19(C)
6.E.10
MICRO FOCUS CONSOLIDATED STATEMENTS OF CASH FLOW (US FORMAT)
($ in thousands)

                                                YEAR ENDED         YEAR ENDED         YEAR ENDED
                                              31 JANUARY 1998    31 JANUARY 1997    31 JANUARY 1996
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income (loss)                              $ 14,633           $(14,690)          $(11,156)
  Adjustments to reconcile net income (loss)
     to cash provided by operations
     Depreciation of fixed assets                   7,706              9,410             10,290
     Amortisation of software product assets       12,716             12,690             19,862
     Amortisation of goodwill                       1,391                 --                 --
     Loss on sale of fixed assets                     207                504                237
     Deferred income taxes                             --              1,846             (1,622)
  Changes in operating assets and
     liabilities:
     (Increase) decrease in accounts
       receivable                                 (26,506)            13,691              4,339
     Decrease in inventories                          247              1,895                185
     Decrease in prepaid expenses and other
       assets                                       2,955              1,011                149
     Increase (decrease) in accounts payable        1,607             (2,560)             1,002
     Increase (decrease) in product
       royalties payable                            1,034                (18)               312
     Increase (decrease) in accrued employee
       compensation                                 6,581               (890)              (908)
     Increase (decrease) in accrued payroll
       taxes                                          381                158               (105)
     Increase (decrease) in income taxes
       payable                                      6,219             (2,204)            (4,786)
     Increase (decrease) in deferred revenue        2,000             (1,481)            (3,709)
     (Decrease) increase in other current
       liabilities                                    (49)             3,413             (1,117)
                                              -----------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES          31,122             22,775             12,973
                                              -----------------------------------------------------
INVESTING ACTIVITIES
  Purchases of property, plant and
     equipment, net of capital lease
     obligations incurred                         (13,782)            (4,235)           (14,065)
  Software product assets                          (9,321)            (8,261)           (15,989)
  Own shares                                        1,190                 --             (7,954)
  Acquisition of subsidiary, net of cash
     balances acquired                             (3,437)                --                 --
  Settlement of deferred purchase
     consideration                                     --                 --             (6,252)
  Disposals of property, plant and equipment          570                916                478
  Short-term investments                          (33,639)             1,654              1,056
                                              -----------------------------------------------------
NET CASH (USED) BY INVESTING ACTIVITIES           (58,419)            (9,926)           (42,726)
                                              -----------------------------------------------------
FINANCING ACTIVITIES
  Issuance of ordinary shares, net of
     expenses                                       2,439                215                446
  Borrowings                                          152              1,500                 --
  Repayment of capital leases                         (73)              (233)              (467)
                                              -----------------------------------------------------
NET CASH (USED) BY FINANCING ACTIVITIES             2,518              1,482                (21)
                                              -----------------------------------------------------
Effect of exchange rate changes on cash              (166)              (687)              (117)
(Decrease) increase in cash                       (24,945)            13,644            (29,891)
Cash at beginning of year                          73,119             59,475             89,366
CASH AT END OF YEAR                              $ 48,174           $ 73,119           $ 59,475
---------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow
  information Income taxes paid during the
  year                                           $    817           $  1,022           $  6,460
  Interest paid during the year                        87                 72                172
---------------------------------------------------------------------------------------------------

MICRO FOCUS CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (US FORMAT) ($ in thousands)

                                                              UNREALISED
                                      ORDINARY   ADDITIONAL     GAIN ON                  DEFERRED                    CURRENCY
                          NUMBER OF    SHARES     PAID-IN     MARKETABLE    TREASURY     PURCHASE       RETAINED    TRANSLATION
                           SHARES      AMOUNT     CAPITAL     INVESTMENTS    STOCK     CONSIDERATION    EARNINGS    ADJUSTMENT
-------------------------------------------------------------------------------------------------------------------------------
Balance, 31 January 1996   77,610       2,449      27,257            2       (8,959)           --          89,076      (3,782)
Share options exercised       120           3         211           --           --            --              --          --
Unrealised gain on
 marketable securities,
 net of taxes                  --          --          --          (92)          --            --              --          --
Net loss                       --          --          --           --           --            --         (14,690)         --
Currency translation
 adjustment                    --          --          --           --           --            --              --       1,269
                           --------------------------------------------------------------------------------------------------
Balance, 31 January 1997   77,730       2,452      27,468          (90)      (8,959)           --          74,386      (2,513)
Share options exercised       941          31       2,408           --        1,190            --              --          --
Issued for acquisitions       746          25       3,486           --           --            --              --          --
Unrealised gain on
 marketable securities,
 net of taxes                  --          --          --          134           --            --              --          --
Net income                     --          --          --           --           --            --          14,633          --
Currency translation
 adjustment                    --          --          --           --           --            --              --         183
                           --------------------------------------------------------------------------------------------------
Balance, 31 January 1998   79,417      $2,508     $33,362        $  44      $(7,769)      $    --      $   89,019     $(2,330)
-------------------------------------------------------------------------------------------------------------------------------


                           TOTAL
Balance, 31 January 1996   106,043
Share options exercised        214
Unrealised gain on
 marketable securities,
 net of taxes                  (92)
Net loss                   (14,690)
Currency translation
 adjustment                  1,269
Balance, 31 January 1997    92,744
Share options exercised      3,629
Issued for acquisitions      3,511
Unrealised gain on
 marketable securities,
 net of taxes                  134
Net income                  14,633
Currency translation
 adjustment                    183
Balance, 31 January 1998  $114,834
---------------------------------------------

Note: Share data for all periods have been restated to reflect the five-for-one stock split of the Micro Focus Ordinary Shares, which was effective as of the close of business on 13 March, 1998 (see note 12 to the consolidated financial statements). The Micro Focus ADSs did not split, although the conversion rights of such Micro Focus ADSs have been adjusted such that each Micro Focus ADS represents five Micro Focus Ordinary Shares.

12.19(D)
12.19(E)
NOTES TO THE MICRO FOCUS CONSOLIDATED FINANCIAL STATEMENTS (US FORMAT)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

To enable the reader to see immediately any information provided in addition to the common accounting policy statements, the text of this note and the corresponding note 1 to the U.K. format financial statements is italicised where the text is identical.

NATURE OF OPERATIONS

Micro Focus designs and develops computer software products. Approximately 90% of its revenue is derived from the sale of software product licences and related support and maintenance to end users. The remaining 10% is derived from the licensing of distribution rights to software products to original equipment manufacturers.

Product licences are sold and supported in more than 60 countries. The principal market is the United States, which accounts for approximately 50% of revenue. Approximately 30% of revenue is derived from customers in Europe and approximately 20% is earned in the rest of the world.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements are those of the Company and all of its subsidiaries. They have been prepared under the historical cost convention and in accordance with US generally accepted accounting principles ("GAAP"), which, as applied by Micro Focus, do not differ in any significant respect from UK GAAP, except with regard to the treatment of acquisitions and goodwill and the presentation of certain items in the financial statements.

As more fully described in Note 2, on 20 January 1998, the Company acquired XDB. The transaction was accounted for using the pooling of interests method and accordingly all financial data presented herein includes the results of XDB. All significant inter-company balances and transactions have been eliminated on consolidation.

The Company has revised the presentation of its income statement to show gross profit by segregating direct costs of revenue from operating costs. This revision does not affect the results of operations of the Company.

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Net revenue represents the amounts derived from the provision of goods and services which fall within the Company's ordinary activities, stated net of applicable sales taxes.

Revenue from licensing software packaged products to end users and resellers is recognised on delivery, provided that no significant vendor obligations exist and collection of the resulting debt is deemed probable.

Revenue from sales to original equipment manufacturers ("OEMs") under non-cancellable licence agreements generally provide for development fees and initial licence fees, which are recognised at the later of: (a) the date product is delivered to the OEM; (b) the date payment becomes due within twelve months; and (c) the date of receipt of monies if collection cannot be assessed with reasonable assurance. When sales by the OEM exceed the initial licence fee commitment, revenue is recognised as unit shipments are reported by the OEM.

Revenue from maintenance agreements is recognised pro-rata over the life of the agreement corresponding to notional delivery of the service.

SOFTWARE PRODUCT ASSETS (CAPITALISED SOFTWARE DEVELOPMENT COSTS)

Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, further development costs incurred are capitalised as software product assets, in compliance with Statement of Financial Accounting Standards No. 86 ("SFAS 86") "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed".

Software licensed for inclusion in the Micro Focus product set, including software acquired through acquisitions which meets the provisions for capitalisation under SFAS 86, is also included in software product assets.

During the years ended 31 January 1998, 1997 and 1996 purchased software totalling $nil, $nil, and $350,000, respectively, was added to software product assets.

Software product assets are amortised using the straight line method over the estimated economic life of the products, which in most cases is assumed to be four years. Where a shortfall in future revenue from a product is anticipated, amortisation is accelerated.

Amortisation of software product assets is included in research and development costs.

GOODWILL

Goodwill represents the excess of the amount paid on the acquisition of a business over the aggregate fair value of the net assets acquired. Goodwill arising on a purchase is capitalised as an intangible fixed asset and amortised over its estimated useful life.

The estimated lives will depend on the length of the future period expected to benefit from the purchase. Where there is a potential impairment of goodwill, based on cash flow projections of the business acquired, amortisation is accelerated.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation and amortisation. Depreciation and amortisation is computed using the straight line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Office buildings                                   40 years
Leasehold improvements                  over the lease term
Computer equipment                                3-5 years
Office equipment                                    7 years
Transportation equipment                          3-4 years

LEASING

Leases which transfer substantially all the benefits and risks of ownership of an asset to Micro Focus are capitalised as fixed assets. The amount capitalised is that sum for which the leased asset could be purchased at the start of the lease, this sum also being treated as a liability.

Depreciation on such leased assets is provided at rates calculated to write off the capitalised cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

Rentals paid under operating leases are charged to income on a straight line basis over the lease term.

INCOME TAXES

The provision for income taxes includes US, UK and other income taxes currently payable and those deferred because of temporary differences between financial and tax reporting.

INVENTORIES

Inventories consisting principally of diskettes and technical manuals, are stated at the lower of cost and net realisable value, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancellable licence agreements prior to delivery, are included in inventories and expensed when the related revenue is recognised.

CASH AND SHORT-TERM INVESTMENTS

Cash and cash equivalents include cash placed on short-term deposit and short-term money market instruments where the maturity date is less than three months from the initial date of deposit.

In accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities," the appropriate classification of debt securities is determined at the time of purchase and re-evaluated at each balance sheet date. Debt securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity, and all other debt securities are classified as available-for-sale.

Short-term investments represents cash placed on deposit where the maturity date exceeds three months from the initial date of deposit.

OTHER FINANCIAL INSTRUMENTS

The Company enters into forward foreign currency contracts to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates.

TRANSLATION OF FOREIGN CURRENCIES

Micro Focus' policy on foreign policy translation complies with SFAS 52 "Foreign Currency Translation".

Assets and liabilities denominated in currencies other than US dollars are translated at exchange rates in effect at the balance sheet date. Closing US dollar to GB pound rates at 31 January 1998 and 1997 were $1 = L0.610 and $1 = L0.625 respectively. Revenue, costs and expenses are translated using average rates. Monthly average US dollar to GB pound rates used during fiscal 1998 range between $1 = L0.599 and $1 = L0.625, and average $1 = L0.611, $1 = L0.633 and $1
= L0.634 in the fiscal years 1998, 1997 and 1996 respectively. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than US dollars are dealt with separately in shareholders' equity.

NET INCOME (LOSS) PER SHARE

Net income (loss) per share is computed in accordance with SFAS 128 "Earnings per Share" which is required to be adopted in financial statements for periods ending on or after 15 December 1997. Accordingly, net income (loss) per share is disclosed in accordance with SFAS 128 for all periods presented.

Basic net income (loss) per share is based on net income (loss) and on the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share is based on net income and on the weighted average number of ordinary shares outstanding during the period, including common share equivalents, represented by shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of share options are used to repurchase the Company's ordinary shares at their average market price during each period. In 1996 and 1997, common stock equivalents were anti-dilutive and therefore excluded from the computation.

Shares and per share data for all periods presented have been restated to reflect the five-for-one Stock Split (see note 12). The Company's American Depository Shares ("Micro Focus ADS") did not split although the conversion rights of such ADSs have been adjusted such that each ADS represents five ordinary shares. Per share earnings are also shown in the US format on an ADS equivalent basis, consistent with pre-split reporting.

Pro-forma net income (loss) per share calculated on the fair-value-based method is disclosed in accordance with SFAS 123 "Accounting for Stock-Based Compensation" (see "Stock based compensation" below).

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of short-term investments, foreign exchange contracts and trade receivables.

Micro Focus places its short-term investments only in financial high quality instruments and, by policy, limits the amounts invested with any one issuer. The counterparties to the agreements relating to the Company's foreign exchange contracts are financial institutions of high credit standing. Concentration of credit risk with respect to trade receivables is limited due to the large, widespread customer base which encompasses many different industries and countries. No single customer represented more than 5% of Micro Focus' revenue in 1998, 1997 and 1996.

OTHER RISKS AND UNCERTAINTIES

The Company amortises capitalised software using the straight-line method over the remaining estimated economic life of the product. In the event that the remaining estimated economic life of a product is judged to be reduced significantly, the carrying amount of the capitalised software costs may be reduced.

STOCK BASED COMPENSATION

The Company adopted SFAS 123 "Accounting for Stock-Based Compensation" in fiscal 1997. As permitted by SFAS 123, the Company continues to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25 "Accounting for Stock Options Issued to Employees", and accordingly, since all options are granted with an exercise price equal to the fair value of the shares at the date of grant, recognises no compensation expense for share option grants.

Pro-forma disclosures of net income (loss) and net income (loss) per share computed as if the fair-value-based method prescribed by SFAS 123 had been applied are provided in note 11.

ADVERTISING COSTS

Advertising costs are charged to operations when incurred. Advertising expense, which includes media, agency and promotional expenses, amounted to $2,086,000, $5,897,000 and $7,097,000 in fiscal 1998, 1997 and 1996, respectively.

OTHER RECENT PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS 130 "Reporting Comprehensive Income" and SFAS 131 "Disclosures About Segments of an Enterprise and Related Information". In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 "Software Revenue Recognition" All of these statements are effective for fiscal years beginning after December 1997. The Company will comply with the requirements of these statements in fiscal 1999. The future adoption of these statements is not expected to have a material effect on the Company's results from operations or financial position.

NOTE 2 BUSINESS COMBINATIONS

During fiscal 1998, Micro Focus completed two acquisitions.

On 30 April 1997, the Company acquired all of the outstanding stock of Millennium UK Limited ("Millennium"), a privately-held consulting firm, for a total consideration of $6,400,000, satisfied by a cash payment of $3,200,000 and the issuance of 149,142 ordinary shares of the Company (equivalent to 745,710 ordinary shares following the Stock Split -- see note 12). Millennium provided specialised consulting and project management services.

The transaction has been accounted for as a purchase. Accordingly, the excess of the purchase price over the estimated fair value of the net tangible assets has been allocated to goodwill, and the net assets and results of operations of Millennium have been combined with those of Micro Focus as of 30 April 1997 and for the nine-month period subsequent to 30 April 1997 respectively. Where appropriate, the accounting policies of Millennium have been amended to conform with those of Micro Focus. The effects of the resulting changes to the financial statements were not material. The goodwill, which amounted to $6,737,000, is being amortised primarily over three years.

The following table presents pro forma information on the results of operations as though the acquisition had occurred at the beginning of the periods shown:

($ in thousands)

                                       1998       1997
--------------------------------------------------------
Net revenue:                         $168,462   $124,885
Income (loss) before income taxes      21,795    (14,334)
Net income (loss)                      14,602    (15,052)
Net income per share (diluted)       $   0.19   $  (0.19)
Net income per share (basic)         $   0.18   $  (0.19)
--------------------------------------------------------

On 20 January 1998, the Company acquired all of the outstanding stock of XDB in exchange for 378,395 ordinary shares of the Company (equivalent to 1,891,975 ordinary shares following the Stock Split) which represented a value of $14,243,000 on the date the merger was completed. XDB, a privately-held corporation based in Maryland, USA, is a provider of DB2 database development, maintenance and connectivity solutions.

The Company incurred charges in the fourth quarter of 1998 of approximately $1.6 million in connection with activities to complete this acquisition. The combination has been accounted for using the pooling of interests method and accordingly all financial data presented herein has been restated to include the results of XDB. The following table sets forth the composition of combined net revenue and net income (loss) for the periods indicated. Information for 1998 with respect to XDB reflects the period from 1 February 1997 to 20 January 1998, the date XDB was acquired.

($ in thousands)

                              1998       1997       1996
----------------------------------------------------------
Net revenue:
Micro Focus                 $159,033   $115,409   $121,956
XDB                            9,477     10,042     14,241
Elimination                   (1,201)    (2,224)    (1,413)
                            ------------------------------
As restated                 $167,309   $123,227   $134,784
                            ------------------------------
Net income (loss):
Micro Focus                 $ 15,731   $(10,508)  $(10,436)
XDB                           (1,098)    (4,182)      (720)
                            ------------------------------
As restated                 $ 14,633   $(14,690)  $(11,156)
----------------------------------------------------------

Where appropriate, the accounting policies of XDB have been amended to conform with those of Micro Focus. The effects of the resulting changes to the financial statements were not material.

In fiscal 1996, Micro Focus completed the acquisition of Burl Software Laboratories, Inc. for a total of $13,500,000 which was satisfied by the payment of $6,251,000 in cash and the issuance of 664,979 ordinary shares of the Company (equivalent to 3,324,895 ordinary shares following the Stock Split). The acquisition was accounted for as a purchase.

NOTE 3 FINANCIAL INSTRUMENTS

The Company invests its excess cash in accordance with an investment policy approved by the Board of Directors and implemented as of the beginning of the current fiscal year. This policy authorises investment in US government securities, municipal bonds, certificates of deposit with highly rated financial institutions and other specified money market instruments of similar liquidity and credit quality.

The Company has determined that all of its investment securities are to be classified as available-for-sale. Such securities are stated at amounts which approximate fair value, based on quoted market prices, with the unrealised gains and losses reported as a separate component of shareholders' equity. Available-for-sale securities with original maturities of less than three months are classified as cash equivalents.

Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

($ in thousands)

                                        1998      1997
--------------------------------------------------------
Cash                                   $24,773   $73,119
Available-for-sale securities           59,717     2,577
Forward foreign currency contracts          --        --
--------------------------------------------------------

Available-for-sale securities are analysed as follows:

($ in thousands)

                                     GROSS
                                  UNREALISED     ESTIMATED
                        COST     GAIN (LOSSES)   FAIR VALUE
-----------------------------------------------------------
At 31 January 1998
Money market funds     $   815       $  --        $   815
Commercial paper        20,722          10         20,732
Certificates of
  deposit                7,971          10          7,981
Agency                   3,870           5          3,875
Auction rate
  securities             3,319          --          3,319
Corporates              22,953          42         22,995
                       ----------------------------------
                       $59,650       $  67        $59,717
                       ----------------------------------
At 31 January 1997
Mutual funds           $ 1,912       $(152)         1,760
Bonds                      683           3            686
Other                      131          --            131
                       ----------------------------------
                       $ 2,726       $(149)       $ 2,577
-----------------------------------------------------------

The cost and estimated fair values of available-for-sale securities by contractual maturity are as follows:

($ in thousands)

                                              ESTIMATED
                                     COST     FAIR VALUE
--------------------------------------------------------
At 31 January 1998
Less than three months              $23,498    $23,501
Between 3-12 months                  25,551     25,558
Over 12 months                       10,601     10,658
                                    ------------------
                                    $59,650    $59,717
--------------------------------------------------------

The notional amounts of foreign currency contracts were $4,800,000 and $nil at 31 January 1998 and 31 January 1997, respectively, and were predominantly to exchange US dollars for GB pounds sterling. Substantially all forward foreign currency contracts entered into by the Company have maturities of 60 days or less.

NOTE 4 RESEARCH AND DEVELOPMENT COSTS

($ in thousands)

                                1998      1997      1996
----------------------------------------------------------
Research and development
  costs, before
  capitalisation               $31,645   $34,138   $40,295
Costs capitalised as software
  product assets                (9,321)   (8,272)  (15,639)
Amortisation of capitalised
  costs                         12,716    12,690    13,917
                               ---------------------------
                               $35,040   $38,556   $38,573
----------------------------------------------------------

NOTE 5 NON-RECURRING ITEMS

The Company has reported no non-recurring items in 1998.

Non-recurring items recorded in fiscal 1997 represented charges for restructuring. The charges consisted of the costs associated with a reduction in the Company's workforce of approximately 95 people, facility closures and consolidations, and asset write-downs. All outstanding amounts due under the restructuring were settled prior to 31 January 1998.

Non-recurring items recorded in fiscal 1996 consisted of a charge of $10,502,000 for restructuring and a credit of $1,033,000 in respect of an employer loan to the Micro Focus 1994 EBT. Restructuring costs of $5,031,000 incurred in the first quarter of 1996 related to employee terminations, closure of surplus office facilities, and fixed asset write-downs. Additional asset write-downs of $5,471,000 booked in the fourth quarter of 1996 were primarily the result of a review into the carrying value of software product assets.

NOTE 6 PROPERTY, PLANT AND EQUIPMENT

($ in thousands)

                                       1998       1997
--------------------------------------------------------
Land and buildings                   $ 22,679   $ 21,690
Leasehold improvements                  4,228      1,390
Computer and communications
  equipment and software               47,239     40,236
Office equipment                        8,374      8,346
Transportation equipment                  268        727
                                     -------------------
Property, plant and equipment -- at
  cost                                 82,788     72,389
Less: accumulated depreciation and
  amortisation                        (43,705)   (38,593)
                                     -------------------
Property, plant and equipment --
  net                                $ 39,083   $ 33,796
--------------------------------------------------------

The above figures include assets under capital leases as follows:

($ in thousands)

                                           1998   1997
-------------------------------------------------------
Cost                                       $ 47   $ 200
Less: accumulated depreciation and
  amortisation                              (33)   (105)
                                           ------------
                                           $ 14   $  95
-------------------------------------------------------

During the years ended 31 January 1998, 1997 and 1996, depreciation expense, including depreciation on leased assets, totalled $7,706,000, $9,410,000 and $10,290,000, respectively.

NOTE 7 LINES OF CREDIT

Micro Focus has an unsecured revolving multi-currency loan facility, under the terms of which financing of up to L5,000,000 ($8,200,000 at 31 January 1998) or its equivalent in such other currency as the Company may determine, is available until January 2001. Borrowings under this facility bear interest at 0.75% above the London Interbank Offered Rate ("LIBOR"). Amounts outstanding against this credit line at 31 January 1998 were the equivalent of $1,652,000 (1997: $nil), drawn in French Francs, and incurring interest at 3.6% per annum.

A second line of credit, negotiated by XDB, expired on 30 June 1997. Under the terms of the credit line, up to $1,500,000 was available, secured by XDB's short-term investments. The amount outstanding against this credit line at 31 January 1997 was $1,500,000; the amount was repaid in full on 1 February 1997.

NOTE 8 COMMITMENTS

The Company leases certain of its facilities and equipment under operating leases expiring at various dates through 2007. In most cases, it is anticipated that these leases will be renewed or replaced by other leases in the normal course of business. The Company also leases transportation equipment under capital leases. Minimum lease commitments as of 31 January 1998 are as follows:

($ in thousands)

                                    CAPITAL   OPERATING
                                    LEASES     LEASES
-------------------------------------------------------
Years ending 31 January
1999                                  $60      $6,245
2000                                   11       3,249
2001                                   23       2,271
2002                                   --       2,049
2003                                   --       2,037
Thereafter                             --         769
                                     ------------------
Total minimum lease payments           94      16,620
Less: amount representing interest     (3)         --
                                     ------------------
Present value of net minimum lease
  payments                            $91          --
-------------------------------------------------------

During the years ended 31 January 1998, 1997 and 1996, rent expense totalled $4,650,000, $4,594,000 and $5,309,000, respectively.

NOTE 9 INCOME TAXES

($ in thousands)

                                   1998     1997     1996
----------------------------------------------------------
Current:
  UK                              $5,048   $   380   $ 237
  US federal                         273    (1,635)    484
  US state                           209      (242)     58
  Other                            1,568       369    (230)
                                  ------------------------
                                   7,098    (1,128)    549
Deferred:
  UK                                 110     1,489    (235)
  US federal                          --       280    (344)
  US state                            --        77     (59)
                                  ------------------------
                                     110     1,846    (638)
Total:                            $7,208   $   718   $ (89)
----------------------------------------------------------

Deferred taxes result from timing differences in the recognition of revenue and expenses for tax and financial statement purposes. The sources of these differences and the tax effect of each were as follows:

($ in thousands)

                                    1998     1997    1996
----------------------------------------------------------
Software development costs and
  other                             $ 249   $2,043   ($884)
Depreciation and amortisation        (139)    (197)    246
                                    ----------------------
                                    $ 110   $1,846    (638)
----------------------------------------------------------

The following table analyses the difference between the UK statutory tax rate and the effective tax rate:

                              1998      1997      1996
--------------------------------------------------------
UK statutory tax rate         31.3 %    33.0 %    33.0 %
Tax effect of earnings of
  foreign subsidiaries        (1.8)%   (22.4)%     6.7 %
Permanent differences and
  other                        3.5 %   (15.7)%   (38.9)%
                              --------------------------
Effective tax rate            33.0 %    (5.1)%     0.8 %
--------------------------------------------------------

Deferred income taxes, all of which are non-current, are as follows:

($ in thousands)

                                          1998     1997
--------------------------------------------------------
Software development costs and other     $9,017   $8,475
Depreciation and amortisation               142      271
                                         ---------------
                                         $9,159   $8,746
--------------------------------------------------------

Deferred tax relative to the different tax jurisdictions is as follows:

($ in thousands)

                                         1998      1997
---------------------------------------------------------
UK                                      $10,111   $ 9,983
US                                         (952)   (1,237)
                                        -----------------
                                        $ 9,159   $ 8,746
---------------------------------------------------------

The corporate income tax returns of certain US subsidiaries are under examination by the Internal Revenue Services, which has proposed certain adjustments. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

NOTE 10 BUSINESS SEGMENT INFORMATION

6.D.3
Micro Focus operates in one business segment -- the development and marketing of computer software products and related services. The following table analyses worldwide operations by geographical segment, based on the location of Micro Focus facilities.

($ in thousands)

                              1998       1997       1996
----------------------------------------------------------
Revenue:
United States               $100,699   $ 75,203   $ 89,839
United Kingdom                72,562     55,701     56,158
Europe (excluding UK)         39,612     33,849     32,734
Other                         12,869      3,205      2,251
                            ------------------------------
                            $225,742   $167,958   $180,982
----------------------------------------------------------

($ in thousands)

                              1998       1997       1996
----------------------------------------------------------
Inter-segment revenue:
United States               $ (8,612)  $ (8,288)  $ (9,647)
United Kingdom               (34,567)   (25,265)   (26,372)
Europe (excluding UK)        (14,904)   (10,331)    (8,715)
Other                           (350)      (847)    (1,464)
                            ------------------------------
Total net revenue           $167,309   $123,227   $134,784
----------------------------------------------------------

($ in thousands)

                               1998       1997       1996
-----------------------------------------------------------
Income (loss) from
  operations:
United States                 $  (671)  $(12,374)  $ (7,229)
United Kingdom                  7,957     (4,704)     1,606
Europe (excluding UK)           1,577       (580)    (8,568)
Other                           8,731        665       (721)
                              -----------------------------
                              $17,594   $(16,993)  $(14,912)
-----------------------------------------------------------

($ in thousands)

                              1998       1997       1996
----------------------------------------------------------
Total assets:
United States               $ 48,855   $ 26,622   $ 45,674
United Kingdom                69,574     71,578     61,694
Europe (excluding UK)         70,331     62,969     63,915
Other                         11,637        701        798
                            ------------------------------
                            $200,397   $161,870   $172,801
----------------------------------------------------------

Inter-segment revenue principally represents licence fees and sub-contracted development charges between locations.

NOTE 11 EMPLOYEE SHARE AND RETIREMENT PLANS

SHARE OPTION PLANS

All references to shares and options within this note have been adjusted for the Stock Split -- see note 12 below.

The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to Micro Focus and such other eligible persons as the Board may determine. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in five equal cumulative annual instalments commencing one year after the date of grant. Unexercised options lapse when the optionholder ceases to be employed by Micro Focus or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

The Micro Focus 1996 Plan was approved by Micro Focus Shareholders in June 1996 and authorised the Company to grant options up to a maximum of 3,786,845 shares (representing 5% of the issued share capital of the Company at that time); such authority will expire on 18 June 1999. Prior to 1996, authority to grant options under similar terms had been granted pursuant to the 1991 Share Option Plan and the 1983-1984 Share Option Plan. Such authorities expired in 1996 and 1991, respectively. At 31 January 1998 8,437,900 option shares were issued and outstanding under the plans, and a further 1,596,265 which had been approved for grant by shareholders under the Micro Focus 1996 Plan were currently unissued.

In 1994, the Micro Focus 1994 EBT was established to further the Company's policy of encouraging share ownership by its employees. Under the terms of the Micro Focus 1994 EBT, Micro Focus Trustees Limited ("MFTL") is permitted to acquire Micro Focus Ordinary Shares in the Company and to issue options for those Micro Focus Ordinary Shares to directors and employees. At 31 January 1998, MFTL owned 3,968,565 Micro Focus Ordinary Shares, and options granted by MFTL to purchase up to 3,171,225 of these Micro Focus Ordinary Shares were outstanding. Options which had been granted for an additional 110,000 shares prior to their acquisition by MFTL also remained outstanding. The remaining 526,100 option shares were available for future grant. The shares held by the Micro Focus 1994 EBT are shown in the balance sheet as treasury stock within shareholders' equity.

Pursuant to the agreement to acquire XDB the Company assumed XDB's 1992 Share Option Plan and 1996 Share Option Plan. Under the agreement, holders of XDB options are entitled to exercise their options in return for Micro Focus Ordinary Shares. At 20 January 1998 the date of the merger, XDB option holders held 200,210 option shares in the Company at prices between $1.59 and $7.41 and denominated in US dollars. At 31 January 1998, 150,280 of these option shares remained outstanding.

Share option activity under the plans was as follows:

                                NUMBER      OPTION PRICE
                                  OF        PER SHARE IN
                                SHARES       GB POUNDS
--------------------------------------------------------
Outstanding, 31 January 1995   8,644,370    L0.44-L5.77
Options granted                3,018,975    L1.08-L1.64
Options exercised               (574,325)   L0.44-L1.08
Options cancelled               (795,175)   L0.44-L5.77
                              --------------------------
Outstanding, 31 January 1996  10,293,845    L1.08-L5.77
Options granted               11,504,150    L1.17-L1.94
Options exercised               (120,780)   L1.08-L1.93
Options cancelled             (9,202,055)   L1.08-L5.77
                              --------------------------
Outstanding, 31 January 1997  12,475,160    L1.08-L4.32
Options granted                6,622,725    L0.97-L4.52
Options exercised             (1,553,705)   L1.08-L3.70
Options cancelled             (5,674,775)   L0.97-L4.52
                              --------------------------
Outstanding, 31 January 1998  11,869,405    L0.97-L4.52
--------------------------------------------------------

The total of 11,869,405 option shares outstanding at 31 January 1998 is represented by 8,588,180 unissued shares (8,437,900 granted under the Micro Focus plans and 150,280 pursuant to the XDB plans) and 3,281,225 issued shares held by MFTL.

The following table summarises information about share options outstanding at 31 January 1998:

                           NUMBER           WEIGHTED          WEIGHTED
                       OUTSTANDING AT       AVERAGE           AVERAGE
                         31 JANUARY     CONTRACTUAL LIFE   EXERCISE PRICE
                            1998            (MONTHS)        (GB POUNDS)
-------------------------------------------------------------------------
Range of exercise
  prices
L0.97-L1.50                 4,069,680                 97            L1.37
L1.51-L2.00                   696,800                102            L1.73
L2.00-L4.52                 7,102,925                108            L3.43
                           ----------------------------------------------
                           11,869,405                104            L2.62
-------------------------------------------------------------------------

6.F.8
The following table summarises information about share options exercisable at 31 January 1998:

                             WEIGHTED          WEIGHTED
                             AVERAGE           AVERAGE
                         CONTRACTUAL LIFE   EXERCISE PRICE
                             (MONTHS)        (GB POUNDS)
----------------------------------------------------------
Range of exercise
  prices
L0.97-L1.50                       968,915            L1.33
L1.51-L2.00                       158,770            L1.72
L2.00-L4.52                       555,380            L3.17
                             -----------------------------
                                1,683,065            L1.97
----------------------------------------------------------

As stated in note 1, the Company has elected to follow APB 25 and related Interpretations in accounting for its employee share options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee share options. Under APB 25, because the exercise price of the Company's options equals the market price of the underlying shares on the date of grant, no compensation expense is recognised.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123, and has been determined as if the Company had accounted for employee share options granted since 31 January 1995 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1997: risk-free interest rate based on Treasury Strip, No Principal from the Wall Street Journal for maturity of six years, based on the date of grant, dividend yields of 0%; volatility factors of the expected market price of 0.378; and an average expected life of the option of six years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortised to expense over the options' vesting period. The Company's pro forma net income and diluted net income per share in 1998 was $12,525,000 and $0.19, respectively, pro forma net loss and net loss per share in 1997 was $15,961,000 and $0.20, respectively, and pro forma net loss and net loss per share in 1996 was $11,359,000 and $0.14, respectively. The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of such effects in future years since SFAS 123 is applicable only to options granted since 31 January 1995. The effect will not be fully reflected in the pro forma disclosures until 2001.

RETIREMENT PLANS

Micro Focus has entered into arrangements to provide pensions for its employees on a defined contribution basis. Contributions, which are independently administered by insurance companies and other financial institutions, are expensed in the year in which they become payable.

In the United States, Micro Focus' plan qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, Micro Focus matches contributions made by participating employees up to certain predetermined thresholds. Arrangements for employees in other countries have been established on similar bases, subject to local conditions and practices in the countries concerned.

In the years ended 31 January 1998, 1997 and 1996, contributions totalling $755,000, $779,000 and $1,020,000 respectively, have been expensed.

NOTE 12 SUBSEQUENT EVENT -- STOCK SPLIT

On 12 March 1998, Micro Focus Shareholders approved a five-for-one sub-division of the Micro Focus Ordinary Shares. The sub-division became effective as of the close of business on Friday, 13 March 1998, and unless otherwise stated, all data presented in these financial statements has been restated to reflect the sub-division. The Company's American Depository Shares ("Micro Focus ADSs"), which are traded on the Nasdaq Stock Market in the United States, did not split, although the conversion rights of such Micro Focus ADSs have been adjusted such that each Micro Focus ADS represents five ordinary shares.

3.     LATEST INTERIM RESULTS

The following information is the full text of Micro Focus' announcement of results for the half year and second quarter ended 31 July 1998, which was released on 19 August 1998:

"MICRO FOCUS FIRST HALF EARNINGS INCREASE 112% ON 35% REVENUE GROWTH

LONDON, ENGLAND AND MOUNTAIN VIEW, CALIFORNIA, August 19, 1998 -- Micro Focus Group Plc (London Stock Exchange: MICF; NASDAQ: MIFGY) today announced a 35% revenue increase to $97.0 million for the first half of its fiscal year compared with $71.7 million for the comparable prior year period. Net income increased 112% to $10.4 million and diluted earnings of $0.12 per ordinary share were double earnings per ordinary share of $0.06 reported in the first half of fiscal 1998. Earnings of $0.62 per American Depositary Share ("ADS") were also double the $0.30 reported in the first half of fiscal 1998.

For the second quarter of fiscal 1999, revenue increased 23% to $48.4 million, compared with $39.2 million in the second quarter of fiscal 1998. Net income for the quarter grew more than 100% to $5.1 million compared with $2.5 million for the second quarter of fiscal 1998 and diluted earnings per share were $0.06 per share compared with $0.03 for the second quarter of fiscal 1998. Diluted earnings per ADS were $0.31 compared with $0.15 for the second quarter of fiscal 1998. This represents the fifth consecutive quarter of greater than 100% year over year earnings growth.

"We are pleased with our continuing strong operating performance while we made significant progress on our key strategic objectives," said Martin Waters, President and CEO. "During the second quarter of this year, we undertook a major restructuring of our North American field organisation, launched more products than in any other comparable period in the Company's history, completed the acquisition of our distributor in Italy, and announced our intent to acquire INTERSOLV, Inc. In addition, we delivered a particularly strong performance in our international markets. The doubling of profits over last year's first half again confirms Micro Focus' ability to grow our base business profitably while continuing to pursue additional growth through strategic acquisitions."

Rick Van Hoesen, Senior Vice President and CFO, said, "This performance reflects a balance of contributions from our consulting business, our distributed computing segment and our application transformation business. We also had a strong cash quarter. We finished the quarter with $95.8 million in cash, a $3 million increase in a quarter in which we acquired our Italian distributor for $4 million."

In conclusion, Mr. Waters said, "Your Board are confident about the prospects of the merged group and the benefits to be obtained from the merger with INTERSOLV and look forward to continued growth in the merged group's business. We expect to post the Listing Particulars within a week and to have the Extraordinary General Meeting of shareholders to approve the merger approximately 30 days later."

In UK Sterling terms, net revenue for the first half of 1999 increased 42% to GBP 58.6 million, from GBP 41.3 million for the first half of fiscal 1998. Net income grew 96% to GBP 6.8 million versus GBP 3.5 million for the first half of fiscal 1998. Diluted earnings per share were 8.3 pence per share in 1999 compared with 4.5 pence per share for the first half of 1998.

Net revenue for the second quarter of fiscal 1999 increased 29% to GBP 29.3 million, from GBP 22.8 million for the second quarter of 1998. Net income grew 61% to GBP 3.4 million versus GBP 2.1 million for the fiscal 1998 second quarter. Diluted earnings per share were 4.1 pence per share in the second quarter of fiscal 1999 compared with 2.7 pence per share for the second quarter of 1998.

Summary financial results are as follows:

                                                  SECOND QUARTER          FIRST HALF
                                               --------------------  --------------------
                                                 1998       1997       1998       1997
-----------------------------------------------------------------------------------------
US Dollars, US GAAP
Net revenue                                       $48.4m     $39.2m     $97.0m     $71.7m
Net income (loss)                                  $5.1m      $2.5m     $10.4m      $4.9m
EPS: Basic                                         $0.06      $0.03      $0.13      $0.06
  Diluted                                          $0.06      $0.03      $0.12      $0.06
  Diluted ADS equivalent                           $0.31      $0.15      $0.62      $0.30
-----------------------------------------------------------------------------------------
UK Sterling, UK GAAP
Net revenue                                    GBP 29.3m  GBP 22.8m  GBP 58.6m   GBP41.3m
Net income (loss)                                   3.4m       2.1m       6.8m       3.5m
EPS - Basic                                         4.2p       2.7p       8.5p       4.5p
  Diluted                                           4.1p       2.7p       8.3p       4.5p
-----------------------------------------------------------------------------------------

Micro Focus (NASDAQ:MIFGY) provides solutions for developing and managing enterprise applications that run on IBM (NYSE:IBM) mainframes. The company's solutions allow enterprises to carry forward the value of the legacy application base by transforming them for use with newer computing technologies such as distributed computing and the Internet. The company's products and services deliver outstanding value and shorten time-to-solution through an analysis and understanding of legacy applications. Micro Focus solutions include mainframe application development and maintenance solutions, Year 2000 compliance solutions and distributed computing solutions for UNIX, Microsoft (NASDAQ:MSFT) Windows NT(R) and the World Wide Web. Micro Focus solutions integrate with technology offered by Unisys (NYSE:UIS), PeopleSoft (NASDAQ:PSFT), Mercury Interactive (NASDAQ:MERQ) and others. The Micro Focus customer and partner base includes many global 500 companies, including Hewlett Packard Company (NASDAQ:HWP), Microsoft Corporation (NASDAQ:MSFT), Oracle Corporation (NASDAQ:ORCL), Sun Microsystems Incorporated (NASDAQ:SUNW), The Boeing Company (NASDAQ:BA), Computer Sciences Corporation (NASDAQ:CSC) and Bank of America Corporation (NASDAQ:BAC), EDS and Andersen Consulting.

Micro Focus is located in the US at 701 East Middlefield Road, Mountain View, California 94043 -- telephone 650-938-3700 and in the UK at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN -- telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended January 31, 1998 are based on the audited financial statements which have been filed with the UK Registrar of Companies; the auditors' reports on both the UK and US financial statements for the year ended January 31, 1998 were unqualified. The Company intends to publish its First Half Report in August, 1998, and distribute copies to all shareholders of record as of July 31, 1998.

As a foreign private issuer in the United States, Micro Focus is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, beginning in 1997, the Company commenced furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include the Company's results for the applicable quarter in a format similar to that of a Form 10-Q. Copies of the Annual Report for the year ended January 31, 1998 are available upon request to the Company Secretary of Micro Focus at the Registered Office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, England, RG14 1QN. Following established Micro Focus practice, the directors do not intend to recommend the payment of a dividend.

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of Micro Focus to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, the ability of the Company to effectively manage its costs against uncertain revenue expectations and the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 20-F for the fiscal year ended January 31, 1998 and the Company's quarterly report on Form 6-K for the quarter ended April 30, 1998, each as filed with the SEC, as they may be updated or amended with future filings.

                                    #  #  #

Micro Focus is a registered trademark of Micro Focus. All other companies and products as they appear in this release are trademarks or registered trademarks of their respective owners.

MICRO FOCUS GROUP PLC -- SECOND QUARTER ENDED JULY 31, 1998
CONSOLIDATED STATEMENTS OF INCOME -- IN U.S. FORMAT
(in thousands of U.S. dollars, except share, per share and ADS data)
(unaudited)

                                            THREE MONTHS    THREE MONTHS     SIX MONTHS      SIX MONTHS
                                                ENDED           ENDED           ENDED           ENDED
                                            JULY 31, 1998   JULY 31, 1997   JULY 31, 1998   JULY 31, 1997
---------------------------------------------------------------------------------------------------------
NET REVENUE
  Product revenue                              $29,850         $23,898         $59,392         $41,790
  Maintenance revenue                           12,958          11,700          25,973          24,383
  Service revenue                                5,559           3,580          11,652           5,538
                                              -----------------------------------------------------------
Total net revenue                               48,367          39,178          97,017          71,711
                                              -----------------------------------------------------------
COST OF REVENUE
  Cost of product revenue                        1,879           2,222           3,995           4,399
  Cost of maintenance revenue                    3,972           3,000           7,410           5,823
  Cost of service revenue                        4,759           3,392           9,002           5,702
                                              -----------------------------------------------------------
Total cost of revenue                           10,610           8,614          20,407          15,924
                                              -----------------------------------------------------------
GROSS PROFIT                                    37,757          30,564          76,610          55,787
                                              -----------------------------------------------------------
OPERATING EXPENSES
  Research and development                       8,499           8,481          16,877          17,008
  Sales and marketing                           18,237          15,392          37,454          27,379
  General and administrative                     4,456           3,884           8,723           6,062
                                              -----------------------------------------------------------
Total operating expenses                        31,192          27,757          63,054          50,449
                                              -----------------------------------------------------------
INCOME FROM OPERATIONS                           6,565           2,807          13,556           5,338
Interest income, net                             1,174           1,042           2,270           2,025
                                              -----------------------------------------------------------
INCOME BEFORE INCOME TAXES                       7,739           3,849          15,826           7,363
Income taxes                                    (2,630)          (1,301)        (5,380)         (2,440)
                                              -----------------------------------------------------------
Net income                                     $ 5,109         $ 2,548         $10,446         $ 4,923
                                              -----------------------------------------------------------
NET INCOME PER SHARE: basic                    $  0.06         $  0.03         $  0.13         $  0.06
NET INCOME PER ADS: basic                      $  0.32         $  0.16         $  0.65         $  0.31
                                              -----------------------------------------------------------
Weighted average number of shares
  outstanding:
basic (thousands)                               80,133          78,750          79,808          78,259
Shares converted to ADS equivalent
  (thousands)                                   16,027          15,750          15,962          15,652
                                              -----------------------------------------------------------
NET INCOME PER SHARE: diluted                  $  0.06         $  0.03         $  0.12         $  0.06
NET INCOME PER ADS: diluted                    $  0.31         $  0.15         $  0.62         $  0.30
                                              -----------------------------------------------------------
Weighted average number of shares
  outstanding:
diluted (thousands)                             83,449          83,290          83,820          82,023
Shares converted to ADS equivalent
  (thousands)                                   16,690          16,658          16,764          16,405
---------------------------------------------------------------------------------------------------------

Note:

Shares and per-share data for all periods presented above reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of the close of business on March 13, 1998. The Company's American Depositary Shares ("ADSs") did not split, although the conversion rights of such ADSs have been adjusted such that each ADS represents five ordinary shares. Per share earnings are also shown on an ADS equivalent basis.

MICRO FOCUS GROUP PLC -- SECOND QUARTER ENDED JULY 31, 1998
CONSOLIDATED BALANCE SHEETS -- IN US FORMAT
(in thousands of U.S. dollars)

                                                                JULY 31,        JANUARY 31,
                                                                  1998             1998
---------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                     $ 52,569         $ 48,174
  Short-term investments                                          43,274           36,316
  Accounts receivable, net                                        39,492           47,798
  Inventories                                                        448              519
  Prepaid expenses and other assets                                6,171            2,833
                                                              -----------------------------
Total current assets                                             141,954          135,640
                                                              -----------------------------
FIXED ASSETS:
  Property, plant and equipment, net                              40,368           39,083
  Goodwill, net                                                    8,646            5,346
  Software product assets, net                                    18,866           20,328
                                                              -----------------------------
TOTAL ASSETS                                                    $209,834         $200,397
                                                              -----------------------------
LIABILITY AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans                                                    $  1,679         $  1,652
  Accounts payable                                                 6,506            6,957
  Accrued employee compensation                                    8,010           12,383
  Income taxes payable                                            15,174           10,459
  Deferred revenue                                                27,134           32,848
  Other current liabilities                                       13,894           12,085
                                                              -----------------------------
Total Current Liabilities                                         72,397           76,384
                                                              -----------------------------
Long-term debt and other liabilities                                  --               20
Deferred income taxes                                              9,272            9,159
                                                              -----------------------------
TOTAL LIABILITIES                                               $ 81,669         $ 85,563
                                                              -----------------------------
SHAREHOLDERS' EQUITY:
  Ordinary shares                                                  2,669            2,546
  Additional paid-in capital                                      36,586           33,362
  Unrealised (loss) gain on available-for-sale securities,
     net of tax                                                       39               44
  Treasury stock                                                  (7,434)          (7,769)
  Retained earnings                                               99,465           89,019
  Currency translation adjustment                                 (3,160)          (2,368)
                                                              -----------------------------
Total Stockholder's Equity                                       128,165          114,834
                                                              -----------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $209,834         $200,397
---------------------------------------------------------------------------------------------

MICRO FOCUS GROUP PLC -- SECOND QUARTER ENDED JULY 31, 1998
CONSOLIDATED PROFIT & LOSS ACCOUNT -- IN U.K. FORMAT
(unaudited)

                                                  THREE MONTHS    THREE MONTHS     SIX MONTHS      SIX MONTHS
                                                      ENDED           ENDED           ENDED           ENDED
                                                  JULY 31, 1998   JULY 31, 1997   JULY 31, 1998   JULY 31, 1997
                                                      L'000           L'000           L'000           L'000
---------------------------------------------------------------------------------------------------------------
REVENUE
  Product revenue                                     18,072          14,007          35,886          24,106
  Maintenance revenue                                  7,841           6,552          15,711          13,845
  Service revenue                                      3,360           2,215           7,045           3,398
                                                      ---------------------------------------------------------
Total revenue                                         29,273          22,774          58,642          41,349
                                                      ---------------------------------------------------------
COST OF REVENUE
  Cost of product revenue                              1,136           1,433           2,414           2,917
  Cost of maintenance revenue                          2,403           2,047           4,480           3,336
  Cost of service revenue                              2,877           1,728           5,440           3,488
                                                      ---------------------------------------------------------
Total cost of revenue                                  6,416           5,208          12,334           9,741
                                                      ---------------------------------------------------------
GROSS PROFIT                                          22,857          17,566          46,308          31,608
                                                      ---------------------------------------------------------
OPERATING EXPENSES
  Research and development                             5,142           4,711          10,207           9,448
  Sales and marketing                                 11,028           8,648          22,632          15,254
  General and administrative                           2,425           1,777           4,725           2,919
                                                      ---------------------------------------------------------
Total operating expenses                              18,595          15,136          37,564          27,621
                                                      ---------------------------------------------------------
OPERATING PROFIT                                       4,262           2,430           8,744           3,987
Interest income, net                                     712             686           1,313           1,184
                                                      ---------------------------------------------------------
PROFIT BEFORE TAXATION                                 4,974           3,116          10,057           5,171
Taxation                                              (1,617)         (1,028)         (3,269)         (1,706)
                                                      ---------------------------------------------------------
PROFIT FOR THE PERIOD AFTER TAXATION                   3,357           2,088           6,788           3,465
                                                      ---------------------------------------------------------
EARNINGS PER SHARE: basic                               4.2p            2.7p            8.5p            4.5p
EARNINGS PER SHARE: diluted                             4.1p            2.7p            8.3p            4.5p
---------------------------------------------------------------------------------------------------------------

Note:

Earnings per share data for all periods presented above reflects the 5-for-1 sub-division of the Company's ordinary shares, which took effect as at the close of business on March 13, 1998.

MICRO FOCUS GROUP PLC -- SECOND QUARTER ENDED JULY 31, 1998
CONSOLIDATED BALANCE SHEET -- IN U.K. FORMAT

                                                              JULY 31, 1998
                                                               (UNAUDITED)     JANUARY 31, 1998
                                                                  L'000             L'000
-----------------------------------------------------------------------------------------------
FIXED ASSETS:
  Intangible fixed assets                                        14,076             12,394
  Tangible fixed assets                                          24,615             23,836
  Investment                                                      4,682              4,886
                                                              ------------------------------
TOTAL FIXED ASSETS                                               43,373             41,116
                                                              ------------------------------
CURRENT ASSETS:
  Stock                                                             273                317
  Trade debtors                                                  24,080             29,145
  Other debtors and prepaid expenses                              3,704              1,728
  Cash and bank deposits                                         58,441             51,518
                                                              ------------------------------
TOTAL CURRENT ASSETS                                             86,498             82,708
                                                              ------------------------------
Creditors: amounts falling due within one year
  Bank loans and overdrafts                                       1,024              1,007
  Trade creditors                                                 3,967              4,241
  Accrued employee compensation                                   4,884              7,481
  Current corporation tax                                         9,252              6,428
  Accrued expenses and other current liabilities                  8,472              7,326
  Deferred revenue                                               16,545             20,030
                                                              ------------------------------
Total current liabilities                                        44,144             46,513
                                                              ------------------------------
NET CURRENT ASSETS                                               42,354             36,195
                                                              ------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                            85,727             77,311
Creditors: amounts falling due after more than one year              --                 12
Provision for liabilities and charges: deferred taxation          6,408              6,407
                                                              ------------------------------
NET ASSETS                                                       79,319             70,892
                                                              ------------------------------
CAPITAL AND RESERVES
  Called up share capital                                         1,685              1,588
  Share premium account and other reserves                       32,137             30,196
  Profit and loss account                                        45,497             39,108
                                                              ------------------------------
TOTAL SHAREHOLDERS' EQUITY                                       79,319             70,892
-----------------------------------------------------------------------------------------------"

12.19(A)
12.9
12.11(A)
6.A.4
6.A.5
             PART 3 -- FINANCIAL INFORMATION ON THE INTERSOLV GROUP

The financial information for the three years ended 30 April 1998, 1997 and 1996 relating to Intersolv has been extracted without material adjustment from the audited annual reports filed on Form 10-K with the SEC for each of the three years ended 30 April 1998. PricewaterhouseCoopers LLP have issued independent auditor's reports in connection with Intersolv's consolidated financial statements for the three years ended 30 April 1998 that are required to be included in the annual report on Form 10-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Each such report was unqualified. Copies of the annual report on Form 10-K for each of the three years ended 30 April 1998 have been filed with the SEC.

1.     US GAAP AUDITED CONSOLIDATED ACCOUNTS.

INTERSOLV CONSOLIDATED STATEMENTS OF INCOME
($ in thousands except per share data)

                                                                 YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                        NOTES   30 APRIL 1998   30 APRIL 1997   30 APRIL 1996
-------------------------------------------------------------------------------------------------------------
REVENUES
  License Fees                                                    $ 94,122        $ 91,324        $ 89,147
  Service Fees                                                     102,358          69,089          56,166
                                                                  -------------------------------------------
Total Revenues                                            4        196,480         160,413         145,313
                                                                  -------------------------------------------
COST AND EXPENSES
  Cost of products                                                   5,193          12,429          15,649
  Cost of services                                                  56,409          35,077          26,091
  Sales and marketing                                               72,457          73,123          64,026
  Research and development                                          24,231          17,555          14,626
  General and administrative                                        12,178          11,626          12,744
  Non-recurring charges                                             17,468          28,933          13,600
                                                                  -------------------------------------------
TOTAL COSTS AND EXPENSES                                           187,936         178,743         146,736
                                                                  -------------------------------------------
OPERATING INCOME (LOSS)                                   4          8,544         (18,330)         (1,423)
  Other income (expense), net                            11           (312)            (75)          1,040
                                                                  -------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                    8,232         (18,405)           (383)
  Provision for income taxes                             10          2,717           2,761           3,328
                                                                  -------------------------------------------
NET INCOME (LOSS)                                                 $  5,515        $(21,166)       $ (3,711)
                                                                  -------------------------------------------
Shares used in computing basic net income (loss) per
  share                                                   1         21,315          20,119          19,348
                                                                  -------------------------------------------
NET INCOME (LOSS) PER SHARE -- basic                              $   0.26        $  (1.05)       $  (0.19)
                                                                  -------------------------------------------
Shares used in computing net income (loss) per share
  -- diluted                                              1         22,433          20,119          19,348
                                                                  -------------------------------------------
NET INCOME (LOSS) PER SHARE -- diluted                            $   0.25        $  (1.05)       $  (0.19)
-------------------------------------------------------------------------------------------------------------

12.19(B)
12.9
12.11(A)
10.38C
INTERSOLV CONSOLIDATED BALANCE SHEETS
($ in thousands)

                                                                          AS AT            AS AT
                                                              NOTES   30 APRIL 1998    30 APRIL 1997
----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                             $ 34,082         $ 20,180
  Accounts receivable, net of allowance for doubtful
     accounts of
     $2,901 and $4,129                                                    62,962           50,338
  Prepaid expenses and other assets                                        7,663            6,156
                                                                      ----------------------------
TOTAL CURRENT ASSETS                                                     104,707           76,674
                                                                      ----------------------------
Software, at cost                                                          8,340            6,235
  Accumulated amortisation                                                (4,156)          (1,957)
                                                                      ----------------------------
  Total software, net                                                      4,184            4,278
                                                                      ----------------------------
Property and equipment
  Furniture and equipment                                                 22,894           18,405
  Leasehold improvements                                                   5,069            5,507
  Accumulated depreciation and amortisation                              (15,975)         (12,346)
                                                                      ----------------------------
  Total property and equipment                                            11,988           11,566
                                                                      ----------------------------
Notes receivable and other assets                                         11,987            3,499
                                                                      ----------------------------
TOTAL ASSETS                                                    4       $132,866         $ 96,017
                                                                      ----------------------------
LIABILITY AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term notes payable and current portion of long-term
     debt                                                       5       $  3,707         $  6,621
  Accounts payable                                                         8,824            9,576
  Accrued acquisition costs                                                4,376              706
  Accrued compensation and employee benefits                              18,292           13,831
  Other accrued expenses                                                   5,608            6,452
  Deferred revenue                                                        26,269           20,471
  Income taxes payable                                                     2,657              970
                                                                      ----------------------------
Total current liabilities                                                 69,733           58,627
                                                                      ----------------------------
Long term liabilities
  Deferred taxes                                               10          5,264            5,264
  Long term debt, less current portion                          5            592            1,290
  Minority interests                                                          --               --
                                                                      ----------------------------
Total long term liabilities                                                5,856            6,554
                                                                      ----------------------------
TOTAL LIABILITIES                                                         75,589           65,181
                                                                      ----------------------------
Subordinated convertible notes                                                38               87
Shareholders' equity:
  Common stock, $0.01 par value; 50,000,000 shares
     authorised;
     22,665,000 and 20,578,000 issued and outstanding                        226              208
  Paid-in capital                                                        120,346           99,179
  Treasury stock, at cost                                                     --           (1,523)
  Accumulated deficit                                                    (56,969)         (62,484)
  Cumulative currency translation adjustment                              (6,364)          (4,631)
                                                                      ----------------------------
STOCKHOLDERS' EQUITY                                                      57,239           30,749
                                                                      ----------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $132,866         $ 96,017
----------------------------------------------------------------------------------------------------

12.19(C)
12.9
12.11(A)
INTERSOLV CONSOLIDATED STATEMENTS OF CASH FLOW
($ in thousands)

                                                       YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                      30 APRIL 1998    30 APRIL 1997    30 APRIL 1996
-----------------------------------------------------------------------------------------------------
Cash inflows (outflows)
Operating activities:
  Net income (loss)                                     $  5,515         $(21,166)        $ (3,711)
  Non-cash items:
     Depreciation and amortisation                         6,770           13,446           14,923
     Deferred income taxes                                    --              158            2,735
     Write-down of software and intangible assets             --           22,535            2,386
     Gain on sale of discontinued product lines              423               --               --
     Write-down of purchased research and
       development                                        15,739               --               --
  Payment of restructuring/acquisition charges              (496)          (3,247)          (8,278)
  Changes in assets and liabilities, net of effect
     of acquisition and divestitures:
     Accounts receivable                                 (15,781)         (12,813)             924
     Refundable income taxes                                  --               --              580
     Prepaid expenses and other current assets            (4,144)           1,081           (2,380)
     Accounts payable and accrued expenses                 1,385            2,103            7,795
     Deferred revenue                                      3,524            1,672            3,253
                                                      -----------------------------------------------
Net cash provided by operating activities                 12,935            3,769           18,227
                                                      -----------------------------------------------
Investing activities:
  Additions to software                                     (964)          (9,478)         (12,951)
  Additions to property and equipment                     (4,487)          (7,697)          (5,721)
  Sale/leaseback of equipment                                 --               --              776
  Proceeds from sale of discontinued product lines         1,200               --               --
  Payments for SQL, net of $2,433 cash acquired            1,589               --               --
  Other                                                       --             (209)             161
                                                      -----------------------------------------------
Net cash used in investing activities                     (2,662)         (17,384)         (17,735)
                                                      -----------------------------------------------
Financing activities:
  Purchase of common stock for treasury                       --           (3,445)            (264)
  Purchase of common stock from TechGnosis
     shareholders                                             --               --           (4,800)
  Proceeds from sale of common stock, including tax
     benefits                                              7,440            4,555            8,678
  Payment of Q+E instalment liabilities                       --               --           (1,107)
  Net proceeds (repayment) of debt obligations            (3,661)           4,922           (1,062)
                                                      -----------------------------------------------
Net cash provided by financing activities                  3,779            6,032            1,445
                                                      -----------------------------------------------
Effect of exchange rate changes on cash                     (150)            (452)            (383)
                                                      -----------------------------------------------
Net increase (decrease) in cash and cash equivalents      13,902           (8,035)           1,554
Cash and cash equivalents, beginning of year              20,180           28,215           26,661
                                                      -----------------------------------------------
Cash and cash equivalents, end of year                  $ 34,082         $ 20,180         $ 28,215
-----------------------------------------------------------------------------------------------------
Supplemental Data
  Cash paid for interest                                $    889         $    717         $    615
  Cash paid for income taxes                            $    647         $    269         $    802
-----------------------------------------------------------------------------------------------------

INTERSOLV CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY ($ in thousands)

                                                                                                 CUMULATIVE
                                                     PAID-IN                       ACCUMULATED   TRANSLATION
                                    COMMON STOCK     CAPITAL        TREASURY         DEFICIT     ADJUSTMENT     TOTAL
                                   ---------------   --------   ----------------   -----------   -----------   -------
                                   SHARES   AMOUNT              SHARES   AMOUNT
----------------------------------------------------------------------------------------------------------------------
Balance, 30 April 1996             19,733    $198    $ 92,967      --    $   --     $(41,318)      $(2,013)    $49,834
Sale of common stock under stock
  option and stock purchase
  plans, including tax benefit       278        1       2,632    (203)    1,922           --            --       4,555
Repurchase of common stock          (381)      --          --     381    (3,445)          --            --      (3,445)
Translation adjustment                --       --          --      --        --           --        (2,618)     (2,618)
Conversion of subordinated
  convertible notes                  948        9       3,580      --        --           --            --       3,589
Net loss                              --       --          --      --        --      (21,166)           --     (21,166)
                                   -----------------------------------------------------------------------------------
Balance, 30 April 1997             20,578     208      99,179     178    (1,523)     (62,484)       (4,631)     30,749
Sale of common stock under stock
  option and stock purchase
  plans, including tax benefit       823        6       5,864    (178)    1,523           --            --       7,393
Issuance for SQL Acquisition       1,251       12      15,255      --        --           --            --      15,267
Translation adjustment                --       --          --      --        --           --        (1,733)     (1,733)
Conversion of subordinated
  convertible notes                   13       --          48      --        --           --            --          48
Net Income                            --       --          --      --        --        5,515            --       5,515
                                   -----------------------------------------------------------------------------------
Balance, 30 April 1998             22,665    $226    $120,346      --    $   --     $(56,969)      $(6,364)    $57,239
----------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.E.13
The accompanying notes are an integral part of the consolidated financial statements

NOTE 1 SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

INTERSOLV, Inc. ("Intersolv"), is engaged in the development, marketing and support of computer software products and services in three major solution areas: automated software quality, data connectivity and enterprise application renewal. Intersolv's objective is to build products that deliver high productivity on simple projects and are powerful enough to handle scalability requirements of production-grade information systems without retooling.

CONSOLIDATION

The consolidated financial statements include the accounts of Intersolv and its wholly-owned subsidiaries. Intercompany accounts, transactions and profits have been eliminated in the consolidated financial statements.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

REVENUE RECOGNITION

Intersolv's revenues consist primarily of license and service fees, which include fee-paid consulting and training services and maintenance services. Software license fees are recognised upon initial shipment of the product and acceptance by the customer, assuming collection of the receivable is probable. Training and consulting fees are recognised upon delivery of the services. Maintenance fees for support are recorded as deferred revenue and recognised rateably over the period of the maintenance contract, typically twelve months. Transactions which include extended payment terms are discounted using Intersolv's line of credit interest rate.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of time and demand deposits and highly liquid investments purchased with a maturity of three months or less. Intersolv maintains its time and demand deposits in bank deposit accounts which, at times, may exceed federally insured limits. Intersolv has not experienced any losses in such accounts.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially expose Intersolv to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable. Intersolv's customer base is primarily Fortune 1000 companies or branches thereof, which minimises potential concentrations of credit risk. Intersolv does not require collateral upon delivery of its products. In fiscal 1998, one customer represented 11% of Intersolv's revenues. No single customer represented more than 10% of Intersolv's revenues in fiscal 1997 or 1996.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Information" requires disclosure of the fair value of certain financial instruments where it is practicable to estimate that value. The carrying amount of cash and cash equivalents approximated fair value as of 30 April 1998 and 1997 because of the relatively short maturity of these instruments. The carrying amount of notes receivable, short-term debt and long-term debt approximates fair value as Intersolv believes these instruments carry terms which are comparable to similar instruments.

SALE OF RECEIVABLES

Intersolv has implemented Statement of Financial Accounting Standards No. 125 -- "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("FAS 125") in fiscal 1997. There was no adjustment in the accompanying financial statements due to the implementation of FAS 125. In fiscal 1998 and 1997, Intersolv entered into agreements to sell approximately $2.5 million and $5.1 million, respectively, in accounts receivable at a net discount of approximately 7.25%, which has been charged to operating expenses in the accompanying consolidated statement of operations. Approximately $2.5 million and $2.6 million, respectively, of these accounts receivable were sold on a recourse basis, for which Intersolv remains liable in the event of default.

INCOME TAXES

12.19(D)
12.19(E)
Deferred tax assets and liabilities are recognised for the expected future tax consequences of events that have been included in the financial statements or tax returns. They are determined annually based on the differences between financial statement and tax bases using enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realised. The provision for income taxes is the tax payable for the year plus the change in the deferred tax assets and liabilities during the year.

CURRENCY TRANSLATION

Assets and liabilities of Intersolv's foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at average rates in effect during the period. The unrealised currency translation adjustment is reflected as a separate component of stockholders' equity on the balance sheet.

NET INCOME (LOSS) PER SHARE

Intersolv has adopted SFAS No. 128, "Earnings per Share". Basic earnings per common share have been computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share have been computed by dividing net income by the weighted-average number of common shares outstanding plus an assumed increase in common shares outstanding for dilutive securities. Since a net loss was reported in fiscal years 1997 and 1996, the basic share counts are used in calculating diluted earnings per share. Earnings per share for all periods presented herein have been restated to conform to SFAS No. 128.

The following table reconciles the weighted-average number of common shares outstanding during each period for basic earnings per share with the comparable amount for diluted earnings per share.

(Amounts in thousands)

                                    YEAR ENDED 30 APRIL
                                  ------------------------
                                   1998     1997     1996
----------------------------------------------------------
Weighted average shares
  outstanding - basic             21,315   20,119   19,348
Stock Option equivalent shares     1,098      N/A      N/A
Subordinated Convertible Note
  equivalent shares                   20      N/A      N/A
                                  ------------------------
Weighted average shares
  outstanding - diluted           22,433   20,119   19,348
----------------------------------------------------------

STATEMENT OF CASH FLOWS

The consolidated statements of cash flows are intended to reflect only cash receipt and cash payment activity and does not reflect non-cash investing and financing activity. In fiscal 1998 and 1997, Intersolv recognised a tax benefit of approximately $0.9 million and $2.8 million, respectively, related to the exercise of stock options, which is reflected in the accompanying consolidated statements of cash flows. Non-cash activity for each of the three one-year periods ended 30 April 1998, 1997, and 1996 was not significant except for the acquisition of SQL Software, Ltd. in March, 1998, as more fully discussed in
Note 2, and the conversion of subordinated convertible notes into common stock, as shown in the accompanying consolidated statement of changes in stockholders' equity.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Under SFAS No. 123, "Accounting for Stock-based Compensation", companies can either elect to recognise compensation expense based upon the estimated fair value of employee stock options and other equity instruments issued to employees at the date the instruments are granted or they can elect to continue to follow the guidance under APB Opinion 25 -- Accounting for Stock Issued to Employees ("APB 25"), and disclose in the footnotes the pro forma net income and earnings per share as if FAS 123 had been applied. Intersolv will continue to follow the guidance of APB 25. (See Note 8)

PROPERTY AND EQUIPMENT AND OTHER LONG-LIVED ASSETS

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives. Furniture and equipment are generally depreciated over terms of three to five years, leasehold improvements are amortised over the shorter of the assets' useful lives or the term of the related lease period. Computer software purchased for internal use is amortised over terms not exceeding five years. Repairs and maintenance are charged to operations as incurred. Major improvements and betterments are capitalised.

Goodwill and acquired intangible assets are amortised over their useful lives which are estimated to be five years.

In accordance with Statement of Accounting Standards No. 121 -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), all non current assets that are to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Intersolv estimates the future cash flows expected from using the asset(s) in question and their eventual disposition. When this amount is less than the carrying amount, an impairment loss is recorded. Assets to be disposed of, with certain exceptions, are reported at the lower of cost or fair value less the cost to sell the asset. In fiscal 1997, Intersolv recorded a charge for impairment of certain long-lived assets, as more fully described in Note 3.

RESEARCH AND DEVELOPMENT

Research and development expense, before the capitalisation of certain internal software development costs, amounted to $26.3 million, $27.0 million and $25.9 million for the fiscal years ended 30 April 1998, 1997 and 1996, respectively.

CAPITALISED SOFTWARE

Certain internal software development costs are capitalised subsequent to the establishment of technological feasibility for the product as evidenced by a working model. Capitalised internal software development costs amounted to $2.1 million, $9.5 million, and $11.3 million for the fiscal years ended 30 April 1998, 1997 and 1996, respectively. Capitalisation ceases when the product is available for general release to customers, at which time amortisation of the capitalised costs begins. Intersolv also purchases selected technologies from time to time to supplement or expand its product lines. Intersolv amortises capitalised software development costs for new products based upon the greater of the amount computed using (i) the ratio of current gross revenues to current and future anticipated gross revenues or (ii) the straight line method, over a three year life or the products' economic life, if shorter. Purchased software is amortised over useful lives of three to five years on a straight-line basis. Amortisation of capitalised and purchased software costs was $2.2 million, $8.7 million, and $10.6 million during fiscal 1998, 1997, and 1996, respectively, and is included in cost of products.

Intersolv continually compares the unamortised costs of capitalised software development costs and purchased software costs to the expected future revenues for those products. If the unamortised costs exceed the expected future net realisable value, the excess amount is written off (See Note 3).

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". Both SFAS No. 130 and SFAS No. 131 are required to be adopted for fiscal years beginning after 15 December 1997. Upon the effective date of each of the new statements, Intersolv will make the necessary changes to comply with the provisions of each statement and restate all prior periods presented. Intersolv does not expect the adoption of these statements to have a material impact on its financial condition or results of operations.

The American Institute of Certified Public Accountants has issued Statement of Position ("SOP") 97-2, Software Revenue Recognition. SOP 97-2 is effective for transactions entered into in fiscal years beginning after 15 December 1997, and provides guidance on applying generally accepted accounting principles in recognising revenue on software transactions. Intersolv does not expect the application of the SOP to have a material impact on its financial condition or results of operations.

RECLASSIFICATIONS

Certain amounts previously reported have been reclassified to conform with current year presentation.

6.D.11
NOTE 2 ACQUISITIONS

SQL SOFTWARE, LTD.

In the fourth quarter of fiscal 1998, Intersolv acquired SQL Software, Ltd. ("SQL"), by exchanging 1,251,450 shares of

Intersolv Stock for all the outstanding shares of SQL. The acquisition was accounted for under the purchase method. The purchase price, including transaction costs of $1.5 million and assumed liabilities of $2.4 million, was determined to be $19.2 million. Of that amount, $15.7 million was allocated to purchased research and development and was written off in fiscal 1998 since no technological feasibility or alternative future use could be demonstrated. Additionally, $1.1 million was allocated to capitalised software and $2.4 million was allocated to goodwill and other intangibles. The amounts allocated to goodwill and other intangibles will be amortised over their useful lives which are estimated to be five years.

The unaudited combined historical results as if SQL had been acquired at the beginning of fiscal 1998 and fiscal 1997 are estimated to be (in thousands):

                                       1998       1997
--------------------------------------------------------
Revenue                              $206,083   $166,816
Net Income                           $  6,601   $(20,846)
Diluted earnings per share           $   0.28   $  (0.97)
--------------------------------------------------------

TECHGNOSIS INTERNATIONAL, INC.

In October 1995, Intersolv acquired all of the outstanding common and preferred stock of TechGnosis International, Inc. ("TechGnosis") for 2.5 million shares of Intersolv Stock and $4.8 million in cash. In addition, Intersolv also assumed TechGnosis' obligations under its $3.9 million of 8.4% Subordinated Convertible Notes ("Notes") due in 1999. The notes are convertible into 1,020,756 shares of Intersolv Stock. Total value of the transaction was approximately $80 million. TechGnosis, which is headquartered in Belgium, provides cross-platform data access technology for client/server environments. The transaction was accounted for using the "pooling-of-interests" method.

PC STRATEGIES & SOLUTIONS, INC.

In May 1995, Intersolv acquired all of the outstanding common stock of PC Strategies & Solutions, Inc. ("PCS") for 675,000 shares of Intersolv Stock (valued at $9.3 million). The transaction was accounted for using the "pooling-of-interest" method; accordingly the fiscal 1995 historical financial statements of Intersolv have been restated to include the financial position and results of operations of PCS. PCS provides consulting and training services focusing on the implementation of object-oriented client/server technology.

C++/VIEWS PRODUCT LINE

In May 1995, Intersolv acquired the rights to the C++/Views product line owned by Liant Inc. for $1.2 million. Intersolv did not acquire any of the common stock of Liant Inc. As discussed in Note 3, $0.7 million was allocated to in-process software development efforts which had not reached technological feasibility. This amount was charged to operations in fiscal 1996.

NOTE 3 NON-RECURRING CHARGES

WRITE-OFF OF SQL PURCHASED R&D

In fiscal 1998, purchased research and development arising from the SQL acquisition in the amount of $15.7 million was written off. Intersolv also recognised $1.7 million in non-recurring expenses which were primarily associated with discontinued businesses. During fiscal 1998, Intersolv exited the Allegris product line at a total cost of $2.4 million. Offsetting this amount were gains on the sale of the Excelerator product ($250 thousand) and non-strategic consulting services ($170 thousand) and a net reduction in restructuring accruals established in fiscal 1997 ($247 thousand). As of 30 April 1998, the remaining liabilities of $3.3 million and $.9 million relate to the SQL acquisition and to Allegris, respectively.

WRITEDOWN OF SOFTWARE AND INTANGIBLE ASSETS

In the fourth quarter of fiscal 1997, Intersolv completed a comprehensive business strategy review of its primary market opportunities, which led Intersolv to record a charge of $28.9 million to writedown capitalised and purchased software along with certain related intangible assets, to their net realisable values. Intersolv determined the nature and amount of this charge after identifying which product lines will be primary solution areas for future fiscal years. Based upon future expected net revenues for the primary solution areas, Intersolv determined that certain capitalised and purchased software assets should be written down to their expected net realisable values. This consisted of $19.1 million to write down various capitalised and purchased software balances, $3.4 million to writedown intangible assets that were related to obsolete or discontinued products, $3.3 million to cover the costs of disposing or discontinuing certain products, $1.6 million of inventory related to products that were discontinued or disposed of and $1.5 million for losses on settlement of certain customer receivables related to discontinued products.

TECHGNOSIS ACQUISITION CHARGES

In October 1995, Intersolv incurred $11.6 million of non-recurring charges related to the acquisition of TechGnosis. This includes $3.3 million to restructure distributor agreements, $2.5 million for consolidation of offices and equipment, $2.2 million for severance and related costs, $2 million to write-off overlapping technologies and $1.6 million of direct transaction and other transition expenses. As of 30 April 1998 and 1997, the remaining liabilities of $.2 million and $.7 million relate to amounts to be disbursed for continuing office lease obligations respectively.

PCS AND C++/VIEWS ACQUISITION CHARGES

In May 1995, Intersolv incurred $2 million of non-recurring charges related to the acquisition of PCS and the C++/Views Product line. Acquisition charges included a $0.7 million charge for purchased research and development related to the C++/Views transaction. The remaining $1.3 million charge was for direct transaction expenses, severance and costs to consolidate operations, which were all disbursed by 30 April 1996.

NOTE 4 BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

Intersolv operates in one industry segment, the development and marketing of computer software programs and related services. Intersolv markets its products worldwide and operations can be grouped into three main geographic areas. Pertinent financial data by major geographic area is summarised below.

(Amounts in thousands)

                        NORTH      EUROPE &     ASIA
                       AMERICA      OTHER      PACIFIC    CONSOLIDATED
-----------------------------------------------------------------------
FISCAL 1998:
Revenues:
 Customers             $144,334    $41,230     $10,916      $196,480
 Intercompany             2,788       (626)     (2,162)           --
                       ---------------------------------------------
   TOTAL               $147,122    $40,604     $ 8,754      $196,480
                       ---------------------------------------------
Income (loss) from
 operations            $  4,387    $ 4,446     $  (289)     $  8,544
                       ---------------------------------------------
Identifiable assets    $107,799    $22,163     $ 2,904      $132,866
                       ---------------------------------------------
FISCAL 1997:
Revenues:
 Customers             $111,541    $31,509     $17,363      $160,413
 Intercompany              (330)     3,920      (3,590)           --
                       ---------------------------------------------
   TOTAL               $111,211    $35,429     $13,773      $160,413
                       ---------------------------------------------
Income (loss) from
 operations            $(21,878)   $  (505)    $ 4,053      $(18,330)
                       ---------------------------------------------
Identifiable assets    $ 72,167    $15,163     $ 8,687      $ 96,017
                       ---------------------------------------------
FISCAL 1996:
Revenues:
 Customers             $ 96,883    $32,420     $16,010      $145,313
 Intercompany             5,311     (4,711)       (600)           --
                       ---------------------------------------------
   TOTAL               $102,194    $27,709     $15,410      $145,313
                       ---------------------------------------------
Income (loss) from
 operations            $ (1,798)   $(4,215)    $ 4,590      $ (1,423)
                       ---------------------------------------------
Identifiable assets    $ 83,361    $19,096     $ 8,460      $110,917
-----------------------------------------------------------------------

Intercompany revenues between geographic areas are accounted for as transfer fees representative of transactions with unaffiliated third parties. These fees are intended to cover primarily software development expense and cost of goods. Identifiable assets are those assets that are identifiable with operations in each geographic area. General corporate assets in North America include cash and cash equivalents and capitalised software costs. One customer accounted for 11% of revenues in fiscal 1998. No customer accounted for 10% or more of total revenue during the fiscal years ended 30 April 1997 and 1996. Included in Europe and Other revenues is $5.3 million, $4.8 million and $7.3 million of export revenues to countries where Intersolv has no foreign owned operations. Approximately 95% of the North American revenues is to customers based in the United States and the remainder is to customers in Canada and Mexico.

NOTE 5 DEBT

LINES OF CREDIT AND SHORT-TERM NOTES PAYABLE

Intersolv has an unsecured credit arrangement with two banks (the "Credit Agreement"). The Credit Agreement provides for borrowings not to exceed $15 million. The Credit Agreement was renewed in October 1996 and is due to expire in September 1998. Interest on borrowings would be at the LIBOR rate plus 1.5% or prime, at Intersolv's option. The commitment fee is 3/8% per annum on the unused portion of the credit line. The weighted average rate during fiscal 1998 and the rate as of 30 April 1998 was 8.50%. The Credit Agreement has various covenants which limit Intersolv's ability to dispose of assets, purchase its own stock, pay dividends and purchase other significant businesses or technologies. Intersolv is also required to maintain certain financial ratios. Intersolv was in violation of the debt service coverage covenants for fiscal 1998. This violation was waived by the two banks. As of 30 April 1998 and 1997, there was $3 million and $6 million outstanding, respectively. No amounts were outstanding during the year ended 30 April 1996.

TechGnosis had $1,083,000 of short-term debt outstanding under foreign lines of credit and other borrowing arrangements during fiscal 1996. Interest on the short-term debt ranged from 3.5% to 10% with varying maturity dates through December 1995. Foreign lines of credit and other borrowing arrangements were generally restricted for working capital purposes. The borrowings are primarily collateralised by certain assets of Intersolv's foreign operations. All amounts were repaid by 30 April 1996.

LONG-TERM DEBT

6.D.3.
Long-term debt consists of the following at 30 April:

(In thousands)

                                                1998     1997
--------------------------------------------------------------
Notes payable to two companies with interest
 at 5.47%; payable in monthly principal and
 interest instalments through
 February 1999                                 $  190   $  406
Non-interest bearing accrued liabilities
 payable to four individuals, payable in
 monthly instalments                            1,375    2,009
                                               ---------------
Total debt                                      1,565    2,415
Less current portion                             (973)  (1,170)
                                               ---------------
 Long-term debt excluding current portion      $  592   $1,245
--------------------------------------------------------------

The maturities of long-term debt are as follows (in thousands):

1999                   $  973
2000                      592
                       ------
                       $1,565
                       ------

NOTE 6 COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

Intersolv is subject to legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of Intersolv.

OPERATING LEASE OBLIGATIONS

Intersolv leases office space and equipment under non-cancellable operating leases expiring through 2017. In addition, Intersolv leases office equipment on a month-to-month basis, which can be terminated at any time at Intersolv's option. None of the agreements contain unusual renewal or purchase options. Total rent expense in fiscal 1998, 1997 and 1996 was $11.6 million, $10.5 million, and $7 million, respectively.

Future minimum lease payments under the non-cancellable operating lease agreements as of 30 April 1998, are as follows:

YEARS ENDING 30 APRIL

(Amounts in thousands)

 1999     2000     2001     2002     2003    THEREAFTER     TOTAL
------------------------------------------------------------------
$7,280   $4,703   $3,680   $3,127   $3,002     $11,976     $33,768
------------------------------------------------------------------

SALES AND INCOME TAXES

Intersolv sells its products in various states through different distribution channels, including telesales and direct sales. On certain sales, Intersolv must collect and remit sales tax to the respective states. These sales taxes are subject to adjustment upon audit by the respective states. Liabilities may result from this process; however, management believes the reserves provided for these liabilities are sufficient.

Intersolv's income tax returns are subject to audit by Federal, state and foreign tax authorities. Adjustments to increase or decrease taxable income or losses may result from the audits. Management believes the impact of these adjustments, if any, would not have a material impact on Intersolv's financial statements taken as a whole.

NOTE 7 SUBORDINATED CONVERTIBLE NOTES

As a result of the acquisition of TechGnosis in October 1995, Intersolv incurred an obligation for $3,865,000 of 8.4% subordinated convertible notes which are due in September 1999. Interest is payable quarterly. As of 30 April 1998, there was $38,330 of principal amount outstanding, which can be converted into Intersolv Stock at the option of the holder at any time prior to maturity. The conversion price per share is $3.7864, which would be adjusted for certain dilutive events. Intersolv may prepay the notes at any time prior to maturity. Upon prepayment, the note holder will receive a warrant to purchase the number of shares of Intersolv Stock determined by dividing the prepayment amount by the conversion price. The warrants shall be exercisable until 1999. Intersolv has not prepaid any of the notes or issued any warrants.

NOTE 8 CAPITAL STOCK

STOCK OPTION PLANS

6.F.8
Intersolv has two active stock option plans, the 1992 Stock Option Plan (the "1992 Plan"), which provides for the granting of incentive and nonqualified stock options to purchase up to 4,000,000 shares of Intersolv Stock and the 1997 Employee Stock Option Plan (the "1997 Plan") which provides for the granting of nonqualified stock options to purchase up to 700,000 shares of Intersolv Stock. The option price must be equal to or greater than fair market value at the date of grant. Options are granted for terms of up to ten years and most are exercisable in cumulative annual increments of 25% each year, commencing one year after the date of grant. These plans expire in 2002 and 2007, respectively. Intersolv applies APB Opinion 25 and related interpretations in accounting for this plan. Accordingly, no compensation expense has been recorded in the accompanying financial statements for this plan.

Intersolv has 272,658 options outstanding under the 1982 Stock Option Plan (the "1982 Plan"), which has expired. In addition, Intersolv has 3,511 shares and 31,018 shares outstanding under option plans that were assumed from Q+E and TechGnosis, respectively, as a result of the acquisition of those companies. The average price of the outstanding options is $10.30, $10.38, and $1.66 under the 1982, Q+E and TechGnosis plans, respectively. No further options will be granted under those plans.

See Fig. 1

FIG. 1

Information regarding Intersolv's 1992 Plan is summarised below:

                                                                 WEIGHTED-AVERAGE       OPTIONS        FAIR VALUE OF
                                                    SHARES        EXERCISE PRICE      EXERCISABLE     OPTIONS GRANTED
----------------------------------------------------------------------------------------------------------------------
30 April 1995 options outstanding                  1,122,065          $ 9.19            152,207
  Granted                                          1,274,998           13.22                           $  10,554,706
  Exercised                                         (196,591)           8.13
  Cancelled                                         (379,762)          14.77
                                                   ---------
30 April 1996 options outstanding                  1,820,710           10.78            293,871
  Granted                                            883,574            8.19                           $   4,881,907
  Exercised                                           (2,500)           7.25
  Cancelled                                         (249,814)          11.16
                                                   ---------
30 April 1997 options outstanding                  2,451,970            9.82            748,683
  Granted                                          1,068,400           11.08                           $   3,096,526
  Exercised                                         (379,630)           9.85
  Cancelled                                         (201,643)          10.41
                                                   ---------
30 April 1998 options outstanding                  2,939,097          $10.23            977,061
----------------------------------------------------------------------------------------------------------------------

As of 30 April 1998, there were 2,939,097 options outstanding and 977,061 options exercisable under the 1992 Plan. Exercise prices of options outstanding and options exercisable as of 30 April 1998 are as follows:

                                                        OPTIONS            OPTIONS           WEIGHTED AVERAGE LIFE
             RANGE OF EXERCISE PRICES                 OUTSTANDING        EXERCISABLE                (YEARS)
--------------------------------------------------------------------------------------------------------------------
$ 6.50-$14.00                                          2,771,606           917,396                    7.7
$14.00-$21.00                                            167,491            59,665                    9.0
--------------------------------------------------------------------------------------------------------------------
                                                       2,939,097           977,061                    7.8
--------------------------------------------------------------------------------------------------------------------

Information regarding the Company's 1997 Plan is summarised below:

                                                                WEIGHTED-AVERAGE       OPTIONS        FAIR VALUE OF
                                                    SHARES       EXERCISE PRICE      EXERCISABLE     OPTIONS GRANTED
---------------------------------------------------------------------------------------------------------------------
30 April 1997, options outstanding
  Granted                                           427,770          $15.78                 --        $  1,239,798
  Exercised                                              --              --
  Cancelled                                          13,030           16.00
                                                    -----------------------------------------------------------------
30 April 1998, options outstanding                  414,740          $14.77                 --
---------------------------------------------------------------------------------------------------------------------

As of 30 April 1998, the 414,740 options outstanding under the 1997 Plan have exercise prices between $13.00 and $16.00 and a weighted-average remaining contractual life of 9.7 years.

If Intersolv had recorded compensation for the 1992 Plan and the 1997 Plan based upon the fair value at the grant dates of options issued in fiscal 1997 and 1998 and for the Employee Stock Purchase Plan at the dates of purchase, consistent with the method of FASB Statement 123, Intersolv's net income and earnings per share would have been adjusted to the amounts shown below:

                                      FISCAL       FISCAL
                                       1997         1998
------------------------------------------------------------
Net Income (Loss)      As reported    $(21,166)       $5,515
                         Pro forma    $(24,065)       $1,487
Basic EPS              As reported      $(1.05)        $0.26
                         Pro forma      $(1.20)        $0.07
Diluted EPS            As reported      $(1.05)        $0.25
                         Pro forma      $(1.20)        $0.07
------------------------------------------------------------

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of six years, expected volatility of 69%, a dividend yield of 0% and a risk-free interest rate of 6.25% in fiscal 1997 and 5.5% in fiscal 1998.
EMPLOYEE STOCK PURCHASE PLAN

Intersolv has an Employee Stock Purchase Plan, which is authorised to grant rights to purchase an aggregate maximum of 1,200,000 shares of Intersolv Stock. Employees of Intersolv with three months of continuous service are eligible to participate.

Rights are granted twice yearly and are exercisable effective the succeeding 30 June or 31 December. Eligible employees may purchase shares of Intersolv Stock through payroll deductions at a purchase price which is 85% of fair market value at the beginning or the end of each six-month offering period, whichever is lower. During fiscal 1998, 1997, and 1996, respectively, 286,356, 203,076, and 102,958 shares of Intersolv Stock were purchased under this plan.

SHAREHOLDER RIGHTS PLAN

Intersolv has a Shareholder Rights Plan (the "Rights Plan"), which is designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of Intersolv without offering a fair price to all of Intersolv Stockholders. Under the Rights Plan, each Intersolv Stockholder receives one right (a "Right") for each share of Intersolv Stock which entitles its holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A") at a purchase price of $40.00. The Rights will not be exercisable or separable from the Intersolv Stock until a specified period after a person or group has acquired or has the right to acquire 20% of Intersolv Stock or has commenced a tender offer resulting in the ownership of 30% or more of Intersolv Stock.

If Intersolv is acquired in a merger or other business combination transaction, each Right will entitle the holder to receive, upon exercise, common stock of either Intersolv or the acquiring company having a market value equal to twice the exercise price of the Right. Each Right is nonvoting and expires on 31 August 1999. Intersolv may generally redeem the Rights at Intersolv's option prior to such Right becoming exercisable at a redemption price of $.01 per Right.

In connection with the Micro Focus Merger Agreement, Intersolv amended the Rights Plan to exclude transactions in connection with the Merger.

WARRANTS

In fiscal 1997, Intersolv issued warrants to purchase 140,000 shares of Intersolv Stock at an exercise price of $10.375. As of 30 April 1998, 108,734 shares were exercisable, with the balance becoming exercisable in increments of 31,267 shares on an annual basis through February 1999. The warrants expire in 2006.

NOTE 9 EMPLOYEE BENEFIT PLAN

401(K) PLAN

Intersolv has a savings and investment plan (the "Plan") which covers employees of Intersolv and that qualifies under section 401(k) of the Internal Revenue Code. All full-time employees who are at least 21 years old and have worked a minimum of three months at Intersolv are eligible to participate. Contributions up to 10% of eligible employees' salaries, as defined, may be made by employees and Intersolv can make matching contributions. Intersolv contributed $447,000, $346,000 and $303,000 in fiscal 1998, 1997 and 1996, respectively.

NOTE 10 INCOME TAXES

The US and foreign components of income (loss) before provision for income taxes were as follows (in thousands):

                                   YEAR ENDED 30 APRIL
                                --------------------------
                                 1998      1997      1996
----------------------------------------------------------
United States                   $4,075   $(21,672)  $2,951
Foreign                          4,167      3,267   (3,334)
----------------------------------------------------------
                                $8,242   $(18,405)  $ (383)
----------------------------------------------------------

The provision for income taxes consist of the following (in thousands):

                                   YEAR ENDED 30 APRIL
                                --------------------------
                                 1998      1997      1996
----------------------------------------------------------
Current provision:
  US federal                    $1,637   $  1,547   $   --
  Foreign                          620        904       --
  State                            460        151      593
----------------------------------------------------------
                                 2,717      2,602      593
----------------------------------------------------------
Deferred provision (benefit)
  US federal                        --        159    2,735
  Foreign                           --         --       --
  State                             --         --       --
----------------------------------------------------------
                                    --        159    2,735
----------------------------------------------------------
                                $2,717   $  2,761   $3,328
----------------------------------------------------------

The provision for income taxes result in effective tax rates which differ from the US Federal statutory income tax rate as follows:

                                   1998    1997      1996
-----------------------------------------------------------
Statutory US Federal income tax
  rate                              35.0%  (35.0%)  (35.0%)
State income taxes, net of
  federal benefit                    3.7     1.0       77.7
Foreign taxes impact                (5.3)   (4.7)  (143.2)
Changes in valuation allowance
  and liability for tax exposures  (71.1)   52.5      909.1
Non-deductible permanent expenses   66.8     1.2       60.3
Other                                3.9      --         --
-----------------------------------------------------------
                                    33.0%   15.0%    868.9%
-----------------------------------------------------------

The tax effects of the components of the deferred tax assets and liabilities are as follows (in thousands):

                                      30 APRIL   30 APRIL
                                        1998       1997
---------------------------------------------------------
Net operating loss carryforwards      $ 2,786    $  7,849
  Research and experimental tax
    credits                               800       1,809
  Property and equipment                  669         301
  Allowance for doubtful accounts         984         971
  Other accruals                        1,535       2,934
  Valuation allowance                  (6,774)    (13,864)
---------------------------------------------------------
  Total deferred tax assets                --          --
---------------------------------------------------------
Deferred tax liabilities:
  Liability for tax exposures          (3,633)     (4,027)
  Capitalised software, net            (1,631)     (1,237)
---------------------------------------------------------
    Total deferred tax liabilities     (5,264)     (5,264)
---------------------------------------------------------
Net deferred tax liabilities          $(5,264)   $ (5,264)
---------------------------------------------------------

Intersolv provided a full valuation allowance on the total amount of its deferred tax assets at 30 April 1998 since management does not believe that it is more likely than not that these assets will be realised. Net operating loss carryforwards for US and foreign tax purposes are $5.5 million and $1.2 million, respectively, which expire through 2012.

NOTE 11 OTHER INCOME (EXPENSE)

Other income (expense) includes interest income of $559,000, $501,000, and $1,083,000 in fiscal 1998, 1997, and 1996, respectively, and interest expense of $871,000, $578,000, and $615,000 in fiscal 1998, 1997, and 1996, respectively.

NOTE 12 QUARTERLY FINANCIAL DATA (UNAUDITED)

(amounts in thousands, except per share data)

      QUARTERS          FIRST    SECOND     THIRD    FOURTH
------------------------------------------------------------
1998:
Revenues               $41,330   $47,767   $49,014   $58,369
Costs and Expenses      40,725    44,429    43,594    62,217
Net Income (loss)          605     3,338     5,420    (3,848)
Basic net income
  (loss) per share     $  0.03   $  0.16   $  0.26   $ (0.17)
Diluted net income
  (loss) per share     $  0.03   $  0.15   $  0.24   $ (0.17)
Stock Price:
  High                 $ 14.63   $ 18.50   $ 21.25   $ 20.50
  Low                  $  7.13   $ 11.25   $ 12.00   $ 13.88
1997:
Revenues               $32,747   $37,665   $42,083   $47,918
Costs and Expenses      32,830    35,615    37,062    73,236
Net income (loss)           36     1,396     3,369   (25,967)
Basic net income
  (loss) per share        0.00   $  0.07   $  0.17   $ (1.26)
Diluted net income
  (loss) per share        0.00   $  0.07   $  0.16   $ (1.26)
Stock Price:
  High                 $ 12.00   $  9.87   $ 11.12   $ 10.12
  Low                  $  8.37   $  7.50   $  7.50   $  6.25
------------------------------------------------------------

The fourth quarter of fiscal 1998 includes a non-recurring charge of $15.7 million which represents the write off of research and development costs purchased as part of the SQL acquisition. A charge of $1.7 million was also recorded in connection with the disposition of non-strategic products. The fourth quarter of fiscal 1997 includes a non-recurring charge of $28.9 million related to the writedown of certain software and intangible asset balances. These charges are more fully discussed in Note 3.

NOTE 13 SUBSEQUENT EVENT

On 17 June 1998, Intersolv signed a definitive agreement to merge with Micro Focus Group Plc. Micro Focus is a UK company with principal offices in Newbury, England and Mountain View, California. Under the terms of the Merger Agreement, each share of Intersolv Stock will be exchanged for .55 shares of Micro Focus American Depositary Shares and each Intersolv Option will be exchanged for an equivalent Micro Focus Option. Micro Focus shares are listed both on the London Stock Exchange and on the Nasdaq National Market System. The transaction is subject to regulatory approval in the US and the UK as well as to the approval of each company's shareholders.

2.     SUMMARY OF DIFFERENCES BETWEEN US GAAP AND UK GAAP

6.E.13(A)
The main differences between the accounting policies adopted by Intersolv under US GAAP and those adopted by Micro Focus under UK GAAP relate to the accounting for business combinations, goodwill and sale and leaseback transactions.

(1)    GOODWILL

      Under US GAAP, goodwill arising from the purchase of subsidiary undertakings is held as an intangible asset in the balance sheet and amortised over its useful life. Under UK GAAP, Micro Focus writes off such goodwill on acquisition against retained earnings.

(2)    BUSINESS COMBINATIONS

(a) "Pooling-of-interest" method of accounting -- Under US GAAP, Intersolv has accounted for certain business combinations using the pooling-of-interest method. Accordingly, at the date of a business combination accounted for using the pooling-of-interest method, the US GAAP financial statements of Intersolv are restated to reflect the results of such business combinations for all periods presented. Under UK GAAP, Micro Focus cannot account for such business combinations using the pooling-of-interest method. The combinations are accounted for using the acquisition method of accounting. Accordingly, the results of Micro Focus include the results of the acquired company for the period of ownership only.

(b) Restructuring costs -- Under US GAAP, when accounting for business combinations using the acquisition method of accounting, costs estimated to be incurred due to the integration of the two entities can be included as fair value adjustments when calculating the value of the net assets acquired. Under UK GAAP, Micro Focus does not include such post acquisition costs when calculating the fair value of net assets acquired.

(c) Transaction costs -- Under US GAAP, when accounting for business combinations using the pooling-of-interest method of accounting, fees and similar incremental costs incurred directly in making an acquisition are expensed as incurred. Under UK GAAP, Micro Focus includes such expenses as a component of the fair value of the purchase consideration.

(3)    SALE AND LEASEBACK TRANSACTIONS

      Under US GAAP, profits arising from the sale of assets which are leased back on operating leases are recognised over the period of the lease. Under UK GAAP, Micro Focus recognises such profits in the year that the sale and leaseback transaction occurs.

3.     RECONCILIATION OF US GAAP TO UK GAAP FINANCIAL INFORMATION

6.E.13(A)
The following unaudited statements summarise the material adjustments, net of their tax effect, which reconcile Intersolv's net income, shareholders' equity and net assets from that reported under US GAAP to those which would have been reported had UK GAAP been applied.

(1)    RECONCILIATION OF NET INCOME (LOSS)

($ in thousands except share and per share data)

                                                           YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                          30 APRIL 1998    30 APRIL 1997    30 APRIL 1996
---------------------------------------------------------------------------------------------------------
Net income (loss) under US GAAP                               5,515           (21,166)          (3,711)
---------------------------------------------------------------------------------------------------------
Adjustments for:
  Elimination of amortisation of goodwill                    15,604               100              100
  Elimination of subsidiaries pre-acquisition results            --                --            3,698
  Restatement of acquired fair values                        (2,077)               --               --
  Inclusion of transaction costs in purchase
     consideration                                               --                --            1,233
  Elimination of deferred sale and leaseback profits            (41)              (83)              24
                                                          ------------------------------------------
Total adjustments                                            13,486                17            5,055
                                                          ------------------------------------------
Net income (loss) as adjusted for UK GAAP                    19,001           (21,149)           1,344
---------------------------------------------------------------------------------------------------------

                                                           YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                          30 APRIL 1998    30 APRIL 1997    30 APRIL 1996
---------------------------------------------------------------------------------------------------------
Earnings (loss) per share
  Adjusted net income (loss) under UK GAAP                   19,001           (21,149)           1,344
  Weighted average shares outstanding (in thousands)         21,315            20,119           19,348
                                                          ------------------------------------------
Earnings (loss) per share as adjusted for UK GAAP             $0.89            $(1.05)           $0.07
---------------------------------------------------------------------------------------------------------

(2)    RECONCILIATION OF SHAREHOLDERS' EQUITY
($ in thousands)

                                                                    AS AT            AS AT
                                                                30 APRIL 1998    30 APRIL 1997
----------------------------------------------------------------------------------------------
Shareholders' equity under US GAAP                                 57,239            30,749
----------------------------------------------------------------------------------------------
Adjustments for:
  Goodwill, net of accumulated amortisation                        (2,862)             (675)
  Sale and leaseback                                                    9                50
                                                                    --------------------------
Total adjustments                                                  (2,853)             (625)
                                                                    --------------------------
Shareholders' equity as adjusted for UK GAAP                       54,386            30,124
----------------------------------------------------------------------------------------------

(3)    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

      The net increase (decrease) in cash and cash equivalents, as recorded in the Intersolv financial statements for each of the three years ended 30 April 1998, is stated on a basis consistent in all material respects with the accounting policies adopted by Micro Focus in its UK GAAP financial statements.

(4)    RECONCILIATION OF NET ASSETS AT 30 APRIL 1998
($ in thousands)

                                                        AUDITED      ADJUSTMENTS     RESTATED
                                                       NET ASSETS      US GAAP      NET ASSETS
                                                       (US GAAP)     TO UK GAAP     (UK GAAP)
----------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible...........................................     7,047        (2,862)         4,185
Tangible.............................................    11,988            --         11,988
                                                       ---------------------------------------
TOTAL FIXED ASSETS...................................    19,035        (2,862)        16,173
                                                       ---------------------------------------
CURRENT ASSETS
Stocks...............................................       699            --            699
Debtors..............................................    79,050            --         79,050
Cash at bank.........................................    34,082            --         34,082
                                                       ---------------------------------------
TOTAL CURRENT ASSETS.................................   113,831            --        113,831
                                                       ---------------------------------------
Creditors: amount falling due within one year........   (43,464)            9        (43,455)
Deferred revenue.....................................   (26,269)           --        (26,269)
                                                       ---------------------------------------
                                                        (69,733)            9        (69,724)
                                                       ---------------------------------------
NET CURRENT ASSETS...................................    44,098             9         44,107
                                                       ---------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES................    63,133        (2,853)        60,280
                                                       ---------------------------------------
Creditors: amounts falling due after more than one
  year...............................................      (630)           --           (630)
Provisions for liabilities and charges...............    (5,264)           --         (5,264)
                                                       ---------------------------------------
NET ASSETS...........................................    57,239        (2,853)        54,386
----------------------------------------------------------------------------------------------

Material adjustments necessary to restate the net assets of Intersolv under UK GAAP have been made in respect of the following items:

1 Write off of goodwill, net of amortisation................    (2,862)
2 Reversal of deferred revenue relating to sale and
  leaseback.................................................         9
                                                                ------
                                                                (2,853)
                                                                ======

4.     REPORT ON THE RESTATEMENTS TO UK GAAP

The following is a copy of a letter received from Ernst & Young:

                                                                            LOGO
                                                                      Apex Plaza
                                                                         Reading
                                                                         RG1 1YE

12.11
The Directors and the Proposed Directors                          24 August 1998
Micro Focus Group Plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN

The Directors
Donaldson, Lufkin & Jenrette International
99 Bishopsgate
London EC2M 3XB

Warburg Dillon Read
1 Finsbury Avenue
London EC2M 2PP

Dear Sirs

We report on the unaudited restatements under UK GAAP ("the UK GAAP restatements") of the consolidated net income for each of the three years ended 30 April 1998, the consolidated shareholders' equity as at 30 April 1997 and 1998 and the consolidated net assets statement as at 30 April 1998 of INTERSOLV, Inc. ("Intersolv"), set out in Section 3 of Part 3 of the Listing Particulars dated 24 August 1998.

RESPONSIBILITY

It is the responsibility solely of the Directors of Micro Focus Group Plc to prepare the UK GAAP restatements in accordance with paragraph 12.11 of the Listing Rules. It is our responsibility to form an opinion, as required by the Listing Rules of the London Stock Exchange, on the UK GAAP restatements and to report our opinion to you.

The UK GAAP restatements incorporate significant adjustments from the consolidated financial statements of Intersolv, which are prepared in accordance with US GAAP. The financial statements of Intersolv for the three years ended 30 April 1998 were audited by PricewaterhouseCoopers LLP, who gave unqualified reports thereon. We do not accept any responsibility for this financial information used in the preparation of the UK GAAP restatements.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any underlying financial information, consisted primarily of making enquiries of the management of Intersolv and considering the evidence recorded by the auditors who audited the financial statements to the extent that we considered it necessary to establish the principal accounting policies which were applied in the preparation of the financial information.

We have considered the evidence supporting the UK GAAP restatements and discussed the UK GAAP restatements with the Directors of Micro Focus Group Plc.

OPINION

In our opinion the adjustments made are those appropriate for the purpose of presenting net income for each of the three years ended 30 April 1998, the consolidated shareholders' equity as at 30 April 1997 and 1998, the net cash flow for each of the three years ended 30 April 1998 and the consolidated net assets statement at 30 April 1998 (as adjusted) on a basis consistent in all material respects with UK GAAP and the restatements have been properly compiled on the basis stated.

Yours faithfully

Ernst & Young

5.     LATEST QUARTERLY RESULTS

The following information is the full text of Intersolv's announcement of results for the first quarter ended 31 July 1998 which was released on 18 August 1998:

"EARNINGS PER SHARE UP THREEFOLD TO $0.09 ON REVENUES OF $47 MILLION

ROCKVILLE, MD., Aug. 18 -- INTERSOLV, Inc. (Nasdaq:ISLI), a leader in application enablement solutions, today announced financial results for the first fiscal quarter ended July 31, 1998. Revenues were $47.1 million, 14 percent higher than $41.3 million in revenue for the first fiscal quarter of last year. License fee revenue increased 15% to $21 million for the most recent quarter. Operating earnings for the first quarter were $3 million, up from $1 million a year ago. First quarter net earnings were $0.09 per share, up threefold from $0.03 per share in last year's first quarter.

The company's three strategic businesses -- Automated Software Quality, Data Connectivity and Enterprise Application Renewal -- grew 23 percent when compared to the first quarter last year. Demand in Automated Software Quality (PVCS series) remained strong, with 26 percent revenue growth reported for this past quarter. Growth accelerated in our Data Connectivity business (DataDirect series) with revenue increasing 24 percent over the first quarter last year. Growth in Enterprise Application Renewal was modest as the company broadened its customer base, thus reducing its dependence on one major customer.

"Our focus on strategic business units continued to produce strong revenue growth along with expanded operating margins," said Gary G. Greenfield, INTERSOLV President and Chief Executive Officer. "During a quarter which is seasonally weak, it's very pleasing to report a threefold increase in earnings which exceeded consensus earnings estimates."

The proposed merger with Micro Focus (London Stock Exchange:MICF; Nasdaq:MIFGY), announced on June 17, 1998, is progressing as anticipated. The proposed merger remains subject to the satisfaction of certain conditions, including the approval of the stockholders of both companies. INTERSOLV expects to mail to its shareholders the proxy materials regarding the merger shortly and has scheduled a Special Meeting of Shareholders on September 23, 1998.

SUMMARY FINANCIAL RESULT

(in 000s, except per share amounts)

                                                              QUARTER   QUARTER
                                                               ENDED     ENDED
                                                              JULY 31,  JULY 31,
                                                                1998      1997
--------------------------------------------------------------------------------
Revenue                                                       $47,086   $41,330
Operating income                                               $3,026    $1,035
Pretax income                                                  $3,262      $930
Net income                                                     $2,120      $605
Net income per share                                            $0.09     $0.03
--------------------------------------------------------------------------------

HIGHLIGHTS OF INTERSOLV'S FIRST FISCAL QUARTER INCLUDE

- Tektronix Taps PVCS for Oracle Financials Conversion -- Tektronix, a portfolio of measurement, color printing and video and networking businesses, selected INTERSOLV PVCS Professional to manage its business Source Code Management process. The first application project is the upgrade of their Oracle Financials to Version 10.7. PVCS Professional provides Tektronix with a complete, full-scale software configuration management (SCM) solution for team development across the enterprise, with the added value of an integrated source code and issue management platform to streamline the migration process.

- PVCS Introduces PVCS Version Manager for Front Page -- PVCS Version Manager for Front Page is an innovative new product that provides version control to developers who are building Web sites. Now, the two million FrontPage and Visual InterDev developers can easily organize, manage and protect Web content. PVCS Version Manager for FrontPage enables companies with Web applications to increase productivity by effectively managing changes to their Web content, reduce Web management costs and improve Web site quality -- all from the FrontPage development environment.

- PVCS Extends Web Support -- PVCS Version Manager will support the upcoming versions of Allaire Corporation's Cold Fusion application server. With PVCS Version Manager, the more than 45,000 users of Cold Fusion are able to implement a team development Infrastructure to improve communication and reduce development risk, resulting in higher-quality Web applications.

- IBM Selects DataDirect -- INTERSOLV will extend its market-leading DataDirect ODBC and JDBC technology for client applications on IBM's OS/390 UNIX System Services. INTERSOLV DataDirect SequeLink solutions deliver fast, high-performance connectivity, empowering IBM OS/390 customers to fully leverage business data for developing innovative applications for the enterprise A over client/server, Internet and intranet environments.

- Silicon Graphics and Compaq Connect with DataDirect -- INTERSOLV will port both DataDirect Connect ODBC drivers and DataDirect SequeLink ODBC Edition to Silicon Graphics' IRIX operating system for compatibility with the company's Origin server lines. Compaq Computer Corporation will integrate INTERSOLV DataDirect database connectivity products in each copy of Compaq's Digital UNIX operating system.

- DataDirect Advances Development and Deployment of OLE DB -- INTERSOLV DataDirect is further building on its alliance with Microsoft to accelerate the understanding and implementation of OLE DB technology. At Microsoft's Tech Ed developer conference, DataDirect has introduced an innovative training course and previewed new OLE DB technology, further establishing itself as a premier educational and developmental resource for OLE DB.

INTERSOLV CORPORATE PROFILE

INTERSOLV, Inc. delivers innovative solutions for the entire application enablement process -- empowering organizations to accelerate the delivery of information systems across client/server, Internet or intranet environments. Customers worldwide recognize the value of INTERSOLV's automated software quality, data connectivity and enterprise application renewal solutions to gain a true competitive advantage. Partnering with INTERSOLV, organizations achieve the agility and flexibility to respond quickly to rapid business and technological change. With annual revenues exceeding $200 million, INTERSOLV has more than 4.5 million customer licenses at over 35,000 customer sites around the world. Additional information about INTERSOLV is available via the World Wide Web at http://www.intersolv.com or by calling 800-547-4000.

All trademarks are the property of their respective owners.

RISK FACTORS

This press release may contain forward-looking information within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. INTERSOLV assumes no obligation to update the information contained in this press release.

INTERSOLV's operating results can be impacted by a number of factors, including the following, any of which could cause actual results to vary materially from current results or INTERSOLV's anticipated future results. 1) Competition for INTERSOLV's products is extremely intense, and there can be no assurance that INTERSOLV's current products will remain competitive, or that INTERSOLV's development efforts will produce products with the cost and performance characteristics necessary to remain competitive. 2) The market for INTERSOLV's products and services is characterized by rapidly changing technology and frequent new product introductions. INTERSOLV's success will depend on its ability to enhance its existing products and to introduce new products on a timely and cost effective basis. 3) INTERSOLV's operating results can vary substantially from period to period due to the timing of large orders. This and other factors make the estimation of operating results prior to the end of a quarter extremely uncertain. 4) Additional risk factors listed from time to time in INTERSOLV's SEC reports, including but not limited to the report on Form 10-K for the year ended April 30, 1998 (Item 7 -- Factors That May Affect Future Results).

OPERATING RESULTS QUARTER TO QUARTER COMPARISON THREE MONTHS ENDED JULY 31 (amounts in thousands, except per share amount)

                                                                          INCREASE
                                                              7/31/98    (DECREASE)   7/31/97
----------------------------------------------------------------------------------------------
REVENUES
  License fees                                                $ 20,973         15%    $ 18,273
  Service fees                                                  26,113         13%      23,057
                                                              --------------------------------
  Total revenues                                                47,086         14%      41,330
                                                              --------------------------------
COSTS AND EXPENSES:
  Cost of products                                               1,461         13%       1,297
  Cost of services                                              14,869         19%      12,461
  Sales and marketing                                           17,839          4%      17,112
  Research and development                                       6,500        (2)%       6,631
  General and administrative                                     3,391         21%       2,794
                                                              --------------------------------
TOTAL COSTS AND EXPENSES                                        44,060          9%      40,295
                                                              --------------------------------
OPERATING INCOME                                                 3,026        2.9X       1,035
Other income (expense), net                                        236                    (105)
                                                              --------------------------------
PRE-TAX PROFITS                                                  3,262        3.5X         930
Taxes                                                            1,142        3.5X         325
                                                              --------------------------------
NET INCOME                                                    $  2,120        3.5X    $    605
                                                              --------------------------------
Shares used in computing EPS                                    24,014         14%      21,065
                                                              --------------------------------
DILUTED EPS                                                   $   0.09        3.0X    $   0.03
----------------------------------------------------------------------------------------------
KEY OPERATING RATIOS:
Operating Margin                                                    6%                      3%
Pre-tax Margin                                                      7%                      2%
Net Margins                                                         5%                      1%
Tax Rate                                                           35%                     35%
----------------------------------------------------------------------------------------------

BALANCE SHEET
(dollars in thousands)

                                                               7/31/98    4/30/98
----------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                    $ 33,576   $ 34,082
  Accounts receivable, net                                       58,555     62,962
  Prepaid expenses and other assets                               5,785      7,663
                                                               -------------------
TOTAL CURRENT ASSETS                                             97,916    104,707
                                                               -------------------
Software, net                                                     3,646      4,184
Property and equipment, net                                      11,362     11,988
Notes receivable and other assets                                13,499     11,987
                                                               -------------------
TOTAL ASSETS                                                   $126,423   $132,866
                                                               -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses                        $ 33,065   $ 43,464
  Deferred revenue                                               25,815     26,269
                                                               -------------------
TOTAL CURRENT LIABILITIES                                        58,880     69,733
                                                               -------------------
Long-term liabilities                                             6,928      5,856
                                                               -------------------
TOTAL LIABILITIES                                                65,808     75,589
                                                               -------------------
Subordinated convertible notes                                       38         38
                                                               -------------------
Stockholders' equity                                             60,577     57,239
                                                               -------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $126,423   $132,866
----------------------------------------------------------------------------------
KEY RATIOS:
  Days sales in receivables                                    108 Days    97 Days
  Quick ratio                                                      2.8X       2.2X"
----------------------------------------------------------------------------------

                  PART 4 -- PRO FORMA STATEMENTS OF NET ASSETS

10.38(F)
12.28
12.29
12.31
12.31(B)
12.33(A)(B)
12.32(B)
12.30
1. The following unaudited pro forma combined statement of net assets has been prepared for illustrative purposes only to show the effect of the Merger as if it had occurred as at 31 January 1998 and, because of its nature, may not give a true picture of the financial position of the Merged Group. It has been prepared and reported upon in accordance with the Listing Rules of the London Stock Exchange. The statement is prepared on the basis of the net assets of Micro Focus as at 31 January 1998, as extracted from the financial information in Part 2 of this document, and the unaudited restated consolidated net asset statement of Intersolv under UK GAAP as at 30 April 1998 as set out in Section 3 of Part 3.

10.31(D)

                                                                      ADJUSTMENTS
                                                                -----------------------
                                                                               MERGER
                                    MICRO FOCUS    INTERSOLV    INTERSOLV     EXPENSES     COMBINED
                                    -----------    ---------    ---------    ----------    --------
                                      L'000          $'000        L'000        L'000        L'000
---------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible                             12,394         4,185        2,503           --        14,897
Tangible                               23,836        11,988        7,170           --        31,006
Investments                             4,886            --           --           --         4,886
                                    ---------------------------------------------------------------
TOTAL FIXED ASSETS                     41,116        16,173        9,673           --        50,789
                                    ---------------------------------------------------------------
CURRENT ASSETS
Stocks                                    317           699          418           --           735
Debtors                                30,873        79,050       47,279           --        78,152
Cash at bank                           51,518        34,082       20,384           --        71,902
                                    ---------------------------------------------------------------
TOTAL CURRENT ASSETS                   82,708       113,831       68,081           --       150,789
                                    ---------------------------------------------------------------
Creditors: amounts falling due
  within one year                     (26,483)      (43,455)     (25,990)     (18,902)      (71,375)
Deferred revenue                      (20,030)      (26,269)     (15,711)          --       (35,741)
                                    ---------------------------------------------------------------
                                      (46,513)      (69,724)     (41,701)     (18,902)     (107,116)
                                    ---------------------------------------------------------------
NET CURRENT ASSETS                     36,195        44,107       26,380      (18,902)       43,673
                                    ---------------------------------------------------------------
TOTAL ASSETS LESS CURRENT
  LIABILITIES                          77,311        60,280       36,053      (18,902)       94,462
                                    ---------------------------------------------------------------
                                    ---------------------------------------------------------------
Creditors: amounts falling due
after more than one year                  (12)         (630)        (377)          --          (389)
Provisions for liabilities and
  charges                              (6,407)       (5,264)      (3,148)          --        (9,555)
                                    ---------------------------------------------------------------
NET ASSETS                             70,892        54,386       32,528      (18,902)       84,518
                                    ---------------------------------------------------------------
                                    ---------------------------------------------------------------
---------------------------------------------------------------------------------------------------

12.34(A)
12.34(B)
Notes:

1 For the purposes of this pro forma statement, the balance sheet of Intersolv has been translated at an exchange rate of $1.672 to L1, being the closing exchange rate at 30 April 1998.

2 Micro Focus and Intersolv expect to incur direct transaction costs estimated at $31 million in connection with the Merger. These costs include $16 million (L9.8 million) (exclusive of any value added tax) relating to Micro Focus transaction costs, which comprise accounting fees and legal fees, the costs of printing, $8 million (L4.9 million) relating to Stamp Duty charges and $6.1 million (L3.7 million) in respect of advice from Donaldson, Lufkin & Jenrette and from Warburg Dillon Read. The total transaction costs also include the costs and expenses of $15 million (L9.2 million) expected to be payable by Intersolv, which include $8 million (L4.9 million) in respect of advice from Hambrecht & Quist. The adjustment does not include any amounts in respect of additional costs associated with the integration of Micro Focus and Intersolv. For the purposes of the pro forma net asset statement, a cost of $31 million is included within creditors falling due within one year. These amounts have been translated at an exchange rate of $1.640 to L1, being the closing exchange rate at 31 January 1998.

3 No adjustment has been made to reflect the trading subsequent to the balance sheet dates shown above or other transactions entered into since the respective balance sheet dates of Micro Focus or Intersolv.

4 The pro forma statement of net assets does not take account of any differences between the book values and the fair values which will be ascribed to the assets and liabilities of Intersolv upon the acquisition by Micro Focus.

5 Certain reclassifications have been made to the Intersolv historical data to conform with Micro Focus presentation.

12.28
12.29
12.31
12.33(A)
12.33(B)
12.32(B)
12.30
2. The following unaudited pro forma combined statement of net assets has been prepared for illustrative and information purposes only to show the effect of the Merger, in accordance with US GAAP, as if it had occurred as at 31 January 1998 and, because of its nature, may not give a true picture of the financial position of the Merged Group. The statement is presented in US dollars and is prepared on the basis of the net assets of Micro Focus as at 31 January 1998 as extracted from the US GAAP financial information set out in Part 2, and the audited consolidated balance sheet of Intersolv as at 30 April 1998 as extracted from the US GAAP financial information set out in Part 3.

      This unaudited pro forma combined statement of net assets has been prepared and reported upon in accordance with the Listing Rules of the London Stock Exchange. It has not been prepared in accordance with US practice and standards and does not constitute pro forma financial information as defined by the SEC.

                                                                      ADJUSTMENTS
                                                                -----------------------
                                                                               MERGER
(IN $ THOUSANDS)                                MICRO FOCUS     INTERSOLV     EXPENSES      COMBINED
----------------                               -------------    ---------    ----------    ----------
-----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                          48,174         34,082           --         82,256
Short term investments                             36,316             --           --         36,316
Accounts receivable, net of allowances for
  doubtful accounts                                47,798         62,962           --        110,760
Inventories                                           519             --           --            519
Prepaid expenses and other assets                   2,833          7,663           --         10,496
                                               ------------------------------------------------------
Total current assets                              135,640        104,707           --        240,347
                                               ------------------------------------------------------
FIXED ASSETS
Property, plant and equipment, net                 39,083         11,988           --         51,071
Goodwill, net of accumulated amortisation           5,346             --           --          5,346
Software product assets, net of accumulated
  amortisation                                     20,328          4,184           --         24,512
Notes receivable and other assets                      --         11,987           --         11,987
                                               ------------------------------------------------------
TOTAL ASSETS                                      200,397        132,866           --        333,263
                                               ------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank loan and short term notes payable             (1,652)        (3,707)          --         (5,359)
Accounts payable                                   (6,957)        (8,824)          --        (15,781)
Product and royalties payable                      (1,386)            --           --         (1,386)
Accrued employee compensation and commissions     (12,383)       (18,292)          --        (30,675)
Accrued payroll taxes                              (1,142)            --           --         (1,142)
Income taxes payable                              (10,459)        (2,657)          --        (13,116)
Deferred revenue                                  (32,848)       (26,269)          --        (59,117)
Other current liabilities                          (9,557)        (9,984)     (31,000)       (50,541)
                                               ------------------------------------------------------
Total current liabilities                         (76,384)       (69,733)     (31,000)      (177,117)
                                               ------------------------------------------------------
Long term debt and other liabilities                  (20)          (592)          --           (612)
Deferred income taxes                              (9,159)        (5,264)          --        (14,423)
Subordinated convertible note                          --            (38)          --            (38)
                                               ------------------------------------------------------
TOTAL LIABILITIES                                 (85,563)       (75,627)     (31,000)      (192,190)
                                               ------------------------------------------------------
NET ASSETS                                        114,834         57,239      (31,000)       141,073
-----------------------------------------------------------------------------------------------------

Notes:

12.34(A)
12.34(B)
1 No adjustment has been made to reflect the trading subsequent to the balance sheet dates shown above or other transactions entered into since the respective balance sheet dates of Micro Focus or Intersolv.

2 Micro Focus and Intersolv expect to incur direct transaction costs estimated at $31 million in connection with the Merger. These costs include $16 million (L9.8 million) (exclusive of any value added tax) relating to Micro Focus transaction costs, which comprise accounting fees and legal fees, the costs of printing, $8 million (L4.9 million) relating to Stamp Duty charges and $6.1 million (L3.7 million) in respect of advice from Donaldson, Lufkin & Jenrette and from Warburg Dillon Read. The total transaction costs also include the costs and expenses of $15 million (L9.2 million) expected to be payable by Intersolv, which include $8 million (L4.9 million) in respect of advice from Hambrecht & Quist. The adjustment does not include any amounts in respect of additional costs associated with the integration of Micro Focus and Intersolv. For the purposes of the pro forma net asset statement, a cost of $31 million is included within other current liabilities.

3 The pro forma statement of net assets does not take account of any differences between the book values and the fair values which will be ascribed to the assets and liabilities of Intersolv upon the acquisition by Micro Focus.

4 Certain reclassifications have been made to the Intersolv historical data to conform with Micro Focus presentation.

3.   REPORT ON THE PRO FORMA NET ASSETS STATEMENTS

     The following is a copy of a letter received from Ernst & Young:

                                                                            LOGO
                                                                      Apex Plaza
                                                                         Reading
                                                                         RG1 1YE

The Directors and the Proposed Directors                          24 August 1998
Micro Focus Group Plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN

The Directors
Donaldson, Lufkin & Jenrette International
99 Bishopsgate
London EC2M 3XB

Warburg Dillon Read
1 Finsbury Avenue
London EC2M 2PP

Dear Sirs

We report on the pro forma financial information (being the UK GAAP pro forma net assets statement on page 63 and, for information purposes, the US GAAP pro forma net assets statement on page 64) in Part 4 of the Listing Particulars dated 24 August 1998, which have been prepared, for illustrative purposes only, to provide information about how the proposed merger with INTERSOLV, Inc. might have affected the balance sheet of Micro Focus Group Plc had it occurred on 31 January 1998.

RESPONSIBILITY

It is the responsibility solely of the Directors of Micro Focus Group Plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules of the London Stock Exchange, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any audit reports previously given by us on the financial information relating to Micro Focus Group Plc used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any underlying financial information, consisted primarily of comparing the consolidated net assets statement of Micro Focus Group Plc as at 31 January 1998 with the audited financial statements of Micro Focus Group Plc at that date, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Micro Focus Group Plc.

OPINION

In our opinion:

(a) the pro forma net assets statements have been properly compiled on the bases stated;

(b) (i) in respect of the UK GAAP pro forma net assets statement set out on page 63, such basis is consistent with the accounting policies adopted by Micro Focus Group Plc; and

      (ii) in respect of the US GAAP pro forma net assets statement set out on page 64, such basis is consistent with the accounting policies adopted by Micro Focus Group Plc for the purpose of presenting financial information in accordance with US generally accepted accounting practice; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the London Stock Exchange.

Yours faithfully

Ernst & Young

6.C.19              PART 5 -- EMPLOYEE SHARE OPTION SCHEMES

6.F.8
1.     MICRO FOCUS

The Company has in existence the Micro Focus 1996 Plan, the Micro Focus 1996 Approved Scheme and the Micro Focus 1994 EBT and in addition, pursuant to the agreement to acquire XDB, the Company assumed the XDB Plans, effective from 20 January 1998. Details of these are summarised below.

(1) THE MICRO FOCUS 1996 PLAN, MICRO FOCUS 1996 APPROVED SCHEME AND THE 1983-4 AND 1991 SHARE OPTION PLANS

      The Micro Focus 1996 Plan was adopted by the Company on 19 June 1996, and replaced the 1991 and 1983-84 share option plans. It is not approved by the Inland Revenue. The Micro Focus 1996 Approved Scheme was adopted by the Company in December 1983 and amendments were approved on 19 June 1996 by shareholders in general meeting. It is approved by the Inland Revenue. Save as set out below, the provisions of the Micro Focus 1996 Plan and Micro Focus 1996 Approved Scheme are in all material respects identical.

(a)    Grant of options

6.C.12(B)
      (i) Under the Micro Focus 1996 Approved Scheme options may only be granted to persons who are employees or full time directors of the Micro Focus Group. Under the Micro Focus 1996 Plan, options may be granted to persons who devote substantially the whole of their working time to the business of Micro Focus and such eligible persons as the board may from time to time in its absolute discretion determine. Following the adoption of the new Micro Focus Plan and the Merger becoming effective it is not intended to grant further options under the Micro Focus 1996 Plan. The consideration for grant of an option shall not exceed L1.

      (ii) The subscription price under an option shall be the higher of the nominal value and the average of the middle market quotations of a Micro Focus Ordinary Share as derived from the London Stock Exchange Daily Official List on the 3 business days immediately preceding the day on which the option is granted. In the case of an option granted to a 10 per cent. shareholder the subscription price shall be not less than 110 per cent. of the fair market value of the share at the time the option is granted.

      (iii) Options shall be personal to the person to whom they are granted and shall lapse forthwith if they are transferred (otherwise than to personal representatives upon death), assigned, mortgaged, charged or otherwise alienated or if the option holder is adjudicated bankrupt or where the option holder is deprived of legal or beneficial ownership of the options.

(b)    Limits

      (i) Under the Micro Focus 1996 Plan, the total number of shares in respect of which options may be granted in the period of 3 years after 19 June 1996 may not exceed 757,369 shares (or 3,786,845 shares pursuant to the sub-division of shares on 12 March 1998, referred to in Paragraph 4 of Part 7 below) (representing 5 per cent. of the issued share capital of the Company on 3 May 1996). For the 1983-84 share option plan this was limited to 4 per cent. of the issued share capital on 23 November 1983, and for the 1991 share option plan this limit was 10 per cent. of the issued share capital of the Company as at 23 May 1991. In the Micro Focus 1996 Plan, the limits are exclusive of options which have lapsed or ceased to be exercisable under the Micro Focus 1996 Plan, any former plan or any other share option plan established by the Company of which not more than 3 per cent., exclusive as aforesaid, may be put under option in any period of 12 months starting in June 1996. Options which lapse or cease to be exercisable under the Micro Focus 1996 Plan or any other share option plan established by the Company may be re-granted.

      (ii) Under the Micro Focus 1996 Plan, subject to Paragraph (i) above, the maximum number of shares in respect of which options may be granted to any person in accordance with it shall be 75,736 shares (or 378,680 shares pursuant to the sub-division). For the 1983-4 share option plan and 1991 share option plans different limits applied. These limits are subject to the provision that any person who commences employment for the first time (whether before or after adoption of the Micro Focus 1996 Plan) with the Company or a subsidiary shall be eligible to be granted options in respect of up to 362,500 shares (or 1,812,500 shares pursuant to the sub-division) in the period of 12 months after the commencement of his employment.

      (iii) Under the Micro Focus 1996 Plan, the aggregate fair market value (determined as at the time of grant) of shares in respect of which incentive stock options are exercisable for the first time by an employee during any calendar year pursuant to the Micro Focus 1996 Plan (and any other plan permitting the granting of incentive stock options which might hereafter be established by any company in the Micro Focus Group) may not exceed $100,000. Any excess exercisable for the first time in such calendar year shall not qualify as incentive stock options.

      (iv) Under the Micro Focus 1996 Plan and the Micro Focus 1996 Approved Scheme, the numbers of shares and/or the nominal amount in respect of which options may be granted shall be adjusted to take into account any capitalisation or rights issue, any sub-division, consolidation or reduction effected without receipt of consideration.

      (v) Under the Micro Focus 1996 Plan, options may only be granted (i) within 30 days after the date of approval of the Micro Focus 1996 Plan by members in general meeting; (ii) within 42 days immediately following the date on which the Company or a subsidiary announces its interim or preliminary trading results for any period to the press and the London Stock Exchange (provided that in respect of directors of the Company such date does not fall during the period of two months prior to the announcement of interim or preliminary trading results or, if shorter, the period from the end of the relevant financial period up to and including the time of the announcement) or (iii) to any person who commences employment with the Company for the first time, within the period of 45 days immediately thereafter (provided that in respect of directors of the Company such date does not fall during the period of two months prior to the announcement of interim or preliminary trading results or, if shorter, the period from the end of the relevant financial period up to and including the time of the announcement) or (iv) at other times considered by the directors to be sufficiently exceptional to justify the grant of options.

      (vi) Under the Micro Focus 1996 Approved Scheme, no option shall be granted or be capable of being exercised by a person who has within the preceding 12 months had a material interest in a close company being either Micro Focus or a company which is controlled by Micro Focus or is a member of a consortium of such a company.

      (vii) Under the Micro Focus 1996 Approved Scheme, no option shall be granted if it causes the aggregate market value of shares which an option holder may acquire under the Micro Focus 1996 Approved Scheme or any other approved share option scheme established by any associated company of the Company to exceed L30,000.

      (viii) The executive remuneration committee of the board may set appropriate performance targets whenever options are granted. For the Micro Focus 1996 Approved Scheme, the prior approval of the Inland Revenue is required to the terms of such performance targets.

(c)    Exercise of options

6.C.12(B)
      (i) No option shall be capable of being exercised later than 10 years after the date on which it is granted or, in the case of options held by a person owning shares representing more than 10 per cent. of the voting power of any member company of the Micro Focus Group, five years after the date on which it is granted. Previously, for the 1983-4 share option plans, this period was 8 years and 6 months, and for the 1991 share option plan this period was increased to 10 years. Under the Micro Focus 1996 Plan, in the case of a 10 per cent. shareholder of an incentive stock option, no option shall be capable of being exercised later than 5 years after the date of grant.

      (ii) If the option holder's employment is terminated, or the option holder ceases to provide services to the Micro Focus Group, for any reason other than his death or disability, then the option holder may exercise such unexercised options which would have been exercisable upon the date of such termination, up to 3 months after termination or such shorter or (for the Micro Focus 1996 Approved Scheme) longer period as may be specified in the option. In the event that the option holder's employment is terminated because of disability or death, or the option holder ceases to provide services to the Micro Focus Group, such unexercised options may be exercised by the option holder (or, in the case of death, by the option holder's personal representatives) up to 12 months after termination, or such shorter or (for the Micro Focus 1996 Approved Scheme) longer period as may be specified in the option.

      (iii) The Company will apply to the London Stock Exchange for shares allotted pursuant to exercise of any option to be admitted to the Official List.

(d)    Winding up of the Company

      In the event of notice being given to shareholders of a resolution for the winding-up of the Company, options under the Micro Focus 1996 Approved Scheme shall be capable of exercise within the period commencing on the date of the notice of winding up and ending six months later or the commencement of winding up, if earlier, and thereafter the options shall lapse. Existing options under the Micro Focus 1996 Plan may be exercised within six months from the passing of the resolution for winding up and will thereafter lapse.

(e)    Change of control of the Company

      Under the Micro Focus 1996 Plan (and 1991 share option plan) and the Micro Focus 1996 Approved Scheme, in the event of a change of control of the Company option holders may be offered substantially equivalent options in the offeror. If such offer is not made by the offeror then any and all outstanding options shall accelerate and become exercisable in full but shall lapse if not so exercised. Under the 1983-4 share option plan there were no provisions for change of control.

(f)     Variation of capital

      If the issued share capital of the Company is varied by a capitalisation or rights issue or any sub-division, consolidation or reduction effected without receipt of consideration, the board will make the appropriate adjustment to the number of shares which are subject to any option and/or the subscription price payable for each share under any option. Except in the case of a capitalisation issue, no such adjustment shall be made without the prior written confirmation of the auditors of the Company for the time being that it is in their opinion fair and reasonable. Written notice of an adjustment shall be given to any holder of options affected thereby. Under the Micro Focus 1996 Approved Scheme, the terms of any such variation or adjustment shall first be approved by the Inland Revenue.

(g)    Amendments

      Under the Micro Focus 1996 Plan and Micro Focus 1996 Approved Scheme, the board may at any time alter or add to all or any of their provisions in any respect subject to the approval of the shareholders in general meeting except in the case of the Micro Focus 1996 Approved Scheme for minor amendments to benefit the administration of the Micro Focus 1996 Plan or the Micro Focus 1996 Approved Scheme, to take account of a change in legislation or to obtain or maintain favourable tax or regulatory treatment. The board may alter or add to the Micro Focus 1996 Plan or Micro Focus 1996 Approved Scheme at any time in order to obtain or maintain approval of the Micro Focus 1996 Plan or Micro Focus 1996 Approved Scheme from any government or regulatory body in the United Kingdom, USA or elsewhere.

      Under the Micro Focus 1996 Approved Scheme, no alteration or addition shall have effect unless approved by the Inland Revenue. Under the Micro Focus 1996 Plan shareholder approval is required for amendments to the advantage of participants relating to various matters affecting persons to whom options may be granted including, inter alia, transferability, number of shares, payment, option periods and variation of share capital.

(h)    Financial statements

      The Company shall provide financial statements to each option holder annually.

(i)     Expiry

      The present authority to grant options under the Micro Focus 1996 Plan will expire on 18 June 1999 or, if earlier, upon the Merger becoming effective.

(2)    THE MICRO FOCUS 1994 EBT

      Under the terms of the Micro Focus 1994 EBT, Micro Focus Trustees Limited ("MFTL") is permitted to acquire Micro Focus Ordinary Shares and to grant options over Micro Focus Ordinary Shares to present and former employees of the Micro Focus Group and their immediate families. As at 20 August 1998, being the latest practicable date prior to the printing of this document, MFTL owned 3,815,055 shares and options granted by MFTL to purchase 2,512,108 of those shares were outstanding. Options which had been granted for an additional 11,000 existing shares prior to their acquisition by MFTL also remained outstanding. The 1,302,947 remaining option shares held by MTFL are available for future grant.

      The Micro Focus 1994 EBT is an employee benefit trust established by deed on 10 June 1994. MFTL is a wholly owned subsidiary of the Company and is incorporated in Jersey.

(3)    XDB PLANS

      The XDB Plans were assumed by the Company pursuant to the agreement and plan of reorganisation dated 23 December 1997 between the Company and XDB, effective from 20 January 1998. No further options have since 20 January 1998 been, or will be, granted under the XDB Plans.

      The 1992 and 1996 XDB Plans have identical terms.

(a)    Eligibility

      Options may be granted to employees (including officers who are employees), consultants or advisers to officers or directors of XDB. However, incentive stock options may only be granted to employees. Further, incentive stock options shall not be granted to persons who own more than 10 per cent. of all classes of voting stock, as interpreted under Section 424(d) of the Internal Revenue Code of 1986 ("the Code").

(b)    Grant of options

      In respect of a grant of options to directors or officers, the timing, exercise price and number of shares of such option shall be determined either by the board of directors or a committee of two or more directors, who shall be "disinterested persons".

(c)    Limitations

      The aggregate number of Micro Focus Ordinary Shares which may be issued and sold under the XDB Plans is 38,571 shares (or 192,855 shares pursuant to the sub-division).

(d)    Option price

      The option price shall be determined by the board of directors, provided however that the exercise price shall not be less than 100 per cent. of the fair market value of such stock as determined by the board at the time of the grant of such option, subject to the incentive stock options having an exercise price of not less than 110 per cent. of such fair market value.

(e)    Exercise of options

6.C.12(B)
      Incentive stock options shall expire 10 years from their grant (five years where the board in its sole discretion has accelerated the date at which it may be exercised), and in the case of non-statutory options at 10 years plus 30 days after their grant. Each option may be exercised either in full or in part at any times during the exercise period, subject to the foregoing limitations.

(f)     Rights and restrictions

      No option may be assigned or transferred, except by will or intestacy, but where the option holder dies either during or within 3 months of being employed by XDB or the Company an option may be exercised within one year of the date of death by the option holder's personal representatives. However, the option will lapse on the expiry of 3 months from the date on which the option holder ceases to be employed by XDB or the Company and in the case of disability, an option may be exercised up to one year after such cessation of employment due to disability, subject to the incentive stock options only being exercised up to their expiration date.

      Incentive stock options can only be exercised up to a limit of $100,000, being the aggregate fair market value of the stock, during any one calendar year. Where an option holder of incentive stock options holds more than 10 per cent. of the total combined voting rights of all classes of stock of XDB (or its parent or subsidiary), then such option may be exercised at 110 per cent. of the fair market value of the common stock at the time of grant, and shall only be valid for five years following its grant.

      The board of directors have sole discretion as to accelerating the dates upon which an option may be exercised, or may extend the date of the exercise provided that such extension does not cause the plan to fail to comply with Section 422 of the Code or Rule 16(b)-3 of the SEC.

(g)    Recapitalisation and reorganisation

      In the event of a recapitalisation, reclassification, stock split, stock dividend, combination or sub-division, the appropriate adjustment shall be made to the number and kind of shares available under the XDB Plan, so that such adjustment does not constitute a modification, extension or renewal of any such options.

      In the event of a reorganisation, the board of directors may decide to issue equivalent options, or they may give written notice to the option holders providing that all unexercised options will terminate immediately unless exercised within a specified number of days following such notice, or holders of Micro Focus Ordinary Shares will receive cash payment for shares surrendered in the reorganisation. Alternatively, the board of directors may provide that all outstanding options shall become exercisable in full immediately prior to such event.

(h)    Amendment

      The board of directors may at any time modify or amend the XDB Plans, but must seek the approval of the shareholders if they wish to materially increase the benefits to participants of the XDB Plans, increase the number of shares which may be issued pursuant to it or materially modify the requirements for eligibility for participation in the XDB Plans.

(4)    SUMMARY OF OPTIONS GRANTED

6.C.12(A)
      The following summarises outstanding share options granted under the Micro Focus 1996 Plan, the Micro Focus 1996 Approved Scheme and earlier plans and the XDB Plans as at 20 August 1998 (being the latest practicable date prior to the printing of this document):

      Options remaining outstanding under the Micro Focus 1996
      Plan or earlier plans which are exercisable at prices
      between L1.08 and L7.15 per Micro Focus Ordinary Share        7,643,604
      Options remaining outstanding under the XDB Plans which are exercisable at prices between L5.39 and L7.41 per Micro
      Focus Ordinary Share                                             53,709
                                                                    ---------
      TOTAL:                                                        7,697,313
                                                                    ---------

      In addition, the Trustees of the Micro Focus 1994 EBT have granted options over a total of 2,512,108 Micro Focus Ordinary Shares which remain outstanding and are exercisable at prices of between L1.35 and L4.85 per share. The Micro Focus 1994 EBT also owns 1,302,947 Micro Focus Ordinary Shares which are not under option.

2.     INTERSOLV

Under the Merger Agreement, each issued and outstanding Intersolv Option and Intersolv Warrant will be assumed by Micro Focus and respectively be converted into a right to acquire that number of new Micro Focus ADSs equal to the number of shares of Intersolv Stock issuable pursuant to such Intersolv Option or Intersolv Warrant multiplied by 0.55, rounded down to the nearest whole new Micro Focus ADS. The exercise price of each such assumed and converted option or warrant shall be divided by 0.55, being the ratio at which each share of Intersolv Stock will be exchanged for new Micro Focus ADSs in connection with the Merger. Upon the Merger becoming effective, some of the Intersolv Options accelerate, vesting as provided in the applicable plan documents and stock option agreements. The term and other terms and conditions of Intersolv Options and Intersolv Warrants shall otherwise remain unchanged.

Intersolv has a number of employee share option schemes in existence as follows:

      (1)   1982 Stock Option Plan;

      (2)   1992 Stock Option Plan;

      (3)   1997 Employee Stock Option Plan;

      (4)   Q + E Stock Option Plan; and

      (5)   TechGnosis Stock Option Plan.

Details of these are set out below.

(1)    1982 STOCK OPTION PLAN

      This plan was adopted on 1 September 1982 for the purpose of granting options to employees, officers, directors and consultants of Sage Software, Inc. (re-named INTERSOLV, Inc. on 25 September 1991) and subsequently amended on 25 September 1989.

      The Intersolv board's authority to grant new options under this plan expired in 1992.

(a)    Eligibility

      Any employee (including officers and directors) and any other officer, director or consultant who is not an employee of Intersolv and its parent and subsidiary companies is eligible to participate in the plan. Options may either be incentive stock options, meeting the requirements of Section 422 of the Code or non-statutory options which are not intended to meet the requirements of Section 422. Incentive stock options may only be granted to employees of Intersolv (or any parent or subsidiary) or such officers and directors but not consultants of Intersolv who are also employees of Intersolv (or its parent or subsidiary). Further, incentive stock options shall not be granted to persons who own more than 10 per cent. of all voting classes of Intersolv Stock.

(b)    Grant of options

      Options may be granted at the discretion of the board of directors. In respect of a grant of options to directors, the number of option shares to be allocated shall be either determined by the board of directors acting as "disinterested persons" within the meaning of paragraph (d)(3) of Rule 16b-3 of the SEC, or upon the recommendation of a committee of three or more persons, all members of which shall be disinterested persons. In respect of non-employee directors, they shall be granted non-statutory stock options to purchase 10,000 shares of Intersolv Stock (less the number of shares previously awarded or options granted with the right to acquire shares) at each first meeting of directors following the election or appointment of a director. The exercise price for such options shall be the fair market value and such options shall vest in equal annual instalments over four years.

(c)    Limitations

      The aggregate number of shares of Intersolv Stock which remain outstanding as of 20 August 1998 under the plan is 272,658 shares.

(d)    Option price

      The option price shall be determined by the board of directors, provided however that the exercise price shall not be less than 100 per cent. of the fair market value for incentive stock options as determined by the board at the time of the grant of such option, subject to the incentive stock options where owned by holders of more than 10 per cent. of voting stock having an exercise price of not less than 110 per cent. and non-statutory options having an exercise price of not less than 90 per cent. of such fair market value.

(e)    Exercise of options

6.C.12(A)
      Each option may be exercised either in full or in part at such times during the exercise period as the board of Intersolv shall determine subject to the limitations described below.

      Incentive stock options shall expire 10 years from their grant (5 years where the board in its sole discretion has accelerated the date at which it may be exercised) and, in the case of non-statutory options, at 10 years plus 30 days after their grant.

(f)     Rights and restrictions

      No option may be assigned or transferred, except by will or intestacy, but where the option holder dies either during or within 3 months of being employed by Intersolv it may be exercised within one year of the date of death by the option holder's personal representatives. However, the option will lapse on the expiry of three months from the date on which the option holder ceased to be employed by Intersolv (or its parent or subsidiary) and in the case of disability, an option may be exercised up to one year after such cessation of employment due to disability, subject to it only being exercised up to its expiration date.

      Incentive stock options granted prior to the effective date of the plan shall not exceed $100,000 plus unused "carry over" from the preceding three years.

      Incentive stock options can only be exercised up to a limit of $100,000, being the aggregate fair market value of the stock, during any one calendar year. Where an option holder of incentive stock options holds more than 10 per cent. of the total combined voting rights of all classes of Intersolv Stock (or its parent or subsidiary), then such option may only be exercised at 110 per cent. of the fair market value of the common stock at the time of grant, and shall only be valid for five years following its grant.

(g)    Capitalisation and reorganisation

      In the event of a recapitalisation, reclassification, stock split, stock dividend, combination or sub-division, the appropriate adjustment shall be made in the number and class of shares available under the plan, so that such adjustment does not constitute a modification, extension or renewal of any such option.

      Where Intersolv is the surviving corporation in any merger or consolidation (as is the case under the Merger), the board shall make appropriate provision for the protection of outstanding options and such options will be substituted with new options substantially equivalent in value and benefit. The board has resolved (on 29 June 1998) to treat the outstanding options in accordance with this provision as provided for in
      Section 1.3 of the Merger Agreement and that, beginning 21 days prior to the Merger, options under the plans shall become exercisable without regard to any instalment provisions contained in the option agreement applicable to such options.

(h)    Amendment

      The board of directors may at any time modify or amend the plan, but must seek the approval of shareholders if they wish to materially increase the benefit to participants of the plan, increase the number of shares which may be issued pursuant to it, or materially modify the requirements of eligibility for participation in the plan.

(2)    1992 STOCK OPTION PLAN

      This plan was adopted by Intersolv on 22 September 1992 and subsequently amended on 30 May 1996 for the purpose of granting options to employees, officers, directors and consultants of Intersolv. Options have been granted under both the plan prior to the amendments in 1996 ("the Prior Plan") and the current plan. Both plans are identical save where specific differences in respect of the Prior Plan are stated. The Company will not grant further options under the 1992 Share Option Plan upon the Merger becoming effective.

(a)    Eligibility

      The same persons are eligible to participate in the plan as under the 1982 Stock Option Plan, together with the same provisions in respect of incentive stock options applying.

(b)    Grant of options

      Again, as under the 1982 Stock Option Plan, the provisions relating to the grant of options are the same for this plan. However, in respect of non-employee directors, they shall be granted non-statutory stock options to purchase 5,000 shares of Intersolv Stock at the same time as opposed to the number of non-statutory stock option shares as stated for the 1982 Stock Option Plan. The non-statutory stock options shall be granted at the first meeting of directors following their appointment and at each subsequent first meeting of directors following each annual general meeting. Such options shall vest immediately upon grant for a term of 10 years plus 30 days, as opposed to equal annual instalments over four years in the 1982 Stock Option Plan.

(c)    Limitations

      The aggregate number of shares of Intersolv Stock which are outstanding as of 20 August 1998 under the 1992 Stock Option Plan is 3,180,365 shares.

(d)    Option price

      The option price shall be the same as stated for the 1982 Stock Option Plan, save that non-statutory options shall have an exercise price of not less than 100 per cent. of the fair market value as determined by the board at the time of the grant of the option (as opposed to 90 per cent. for the 1982 Stock Option Plan).

(e)    Exercise of options

6.C.12(B)
      The same provisions relating to the options period and exercise of options as in the 1982 Stock Option Plan apply to the 1992 Stock Option Plan.

(f)     Rights and restrictions

      The same provisions as in the 1982 Stock Option Plan apply in respect of rights and restrictions on options under this plan, save that for incentive stock options there is no provision for "carry over" in respect of the $100,000 limit upon exercise during any one calendar year and there is no distinction in relation to incentive stock options granted prior to or after the effective date of the plan. Hence, incentive stock options granted to employees can only be exercised up to $100,000 being the aggregate fair market value of the stock, during any one calendar year.

(g)    Capitalisation and reorganisation

      Identical provisions as in the 1982 Stock Option Plan apply to this plan to adjustment being made in the event of a recapitalisation, reclassification, stock split, stock dividend, combination or sub-division.

      In the event of a reorganisation such as envisaged under the Merger, each outstanding option shall not terminate, but each option holder shall have an accelerated right upon completion of the Merger to exercise his option in whole or in part notwithstanding any provisions regarding exercise by instalments. The plan provides that in the event of a reorganisation the plan shall continue and the successor company shall assume all outstanding options or, substitute them with options substantially equivalent in value and benefits. The board has resolved (on 29 June 1998) to treat the outstanding options in accordance with this provision as provided for in
      Section 1.3 of the Merger Agreement. In a specific option agreement, the board may provide that such unvested option may only be accelerated partially or not at all (if so granted by the board of directors). Unless an option agreement specifically states to the contrary, all outstanding and unexercised options shall become vested and exercisable upon a reorganisation.

      The same provisions for a successor company to assume all outstanding options, or substitute them with options substantially equivalent in value and benefits, apply to the Prior Plan and the board's resolution of 29 June 1998 resolves that this would be dealt with under Section 1.3 of the Merger Agreement.

(h)    Amendment

      The same provisions relating to modifications and amendments to the plan apply, as summarised for the 1982 Stock Option Plan.

(3)    1997 EMPLOYEE OPTION PLAN

      The 1997 Employee Option Plan was adopted on 22 September 1997 for the purpose of granting options to employees and consultants of Intersolv (and its parent and subsidiaries). The Company will not grant further options under this plan upon completion of the Merger.

(a)    Eligibility

      Options may be granted to persons who are employees of Intersolv (or its parent or subsidiaries) who are not officers and members of the board, or they may be granted to consultants who are not employees of Intersolv (or its parent or subsidiaries).

(b)    Grant of options

      The options which may be granted pursuant to this plan may only be non-statutory options which are not intended to meet the requirements of
      Section 422 of the Code.

(c)    Limitations

      The maximum number of new shares of Intersolv Stock which may be issued and exercised under the 1997 Employee Option Plan is 625,810 shares, subject to reorganisation of Intersolv, such as in the Merger. In addition, Intersolv anticipates seeking an authorisation to grant options over an additional 225,810 shares of Intersolv Stock. Such shares will be used for the September 1998 option grant to employees of Intersolv. These shares will not be subject to accelerated vesting on change of control.

(d)    Option price

      The option price per share of stock upon exercise shall be determined by the board of directors, provided that it shall not be less than 100 per cent. of the fair market value as determined by the board at the time of the grant of such options.

(e)    Exercise of option

      Each option may be exercised up to 10 years and 30 days from the time it was granted, in full or in part, subject to any contrary restrictions in each option holder's agreement.

(f)     Rights and restrictions

      No options may be assigned or transferred, except by will or intestacy. In the event of the option holder's death during employment/consultancy or up to 3 months after ceasing such engagement, an option may be exercised by his personal representatives up to one year after the date of death.

      An option may only be exercised where the option holder has since the date of the grant of the option been continuously employed by or rendered services as a consultant to Intersolv (or its parent or subsidiaries). An option will lapse on the expiry of 3 months from the date on which the option holder ceases to be employed or be a consultant. In the event that the option holder becomes disabled whilst employed or rendering services, the option shall be exercisable up to one year following cessation of such engagement.

      The board of directors may, in its sole discretion, accelerate the date on which any option may be exercised.

(g)    Recapitalisation and reorganisation

      In the event of any recapitalisation, reclassification, stock split, stock dividend, combination or sub-division, appropriate adjustments shall be made to the number and kind of shares available under the plan, save that such adjustments shall not constitute a modification, extension or renewal of any such options.

      In the event of Intersolv being merged with another company or where all or substantially all of its assets or more than 50 per cent. of its voting stock is acquired by any other corporation (or in the case of dissolution or liquidation), outstanding options shall not terminate, and each option holder shall have a right upon closing of such reorganisation (as in the Merger) to exercise his option in whole or in part. Following such reorganisation, the plan shall continue and the successor company shall assume all outstanding options, with their substitution duly adjusted so that the substituted options are substantially equivalent in value and benefit to the outstanding options. The board of Intersolv resolved on 29 June 1998 to treat the outstanding options in accordance with this provision and as provided for in Section 1.3 of the Merger Agreement.

      The board of directors (or committee) shall be authorised to provide that any unvested option may only be accelerated partially, or not at all, upon a reorganisation. Unless an option agreement states specifically to the contrary, all outstanding and unexercised options shall become vested and exercisable upon a reorganisation.

(h)    Amendment

      The board may at any time modify or amend the plan in any respect.

(4)    Q + E STOCK OPTION PLAN

      This plan was adopted by Intersolv in April 1994 when it acquired Q+E Software Inc. The Company will not grant further options under this plan upon the Merger becoming unconditional.

(a)    Eligibility

      Full time employees of Q+E are eligible to participate in this plan. Options shall be incentive stock options, meeting the requirements of
      Section 422 of the Code. No options shall be granted to persons who own more than 10 per cent. of all classes of voting stock.

(b)    Grant of options

      Options may be granted at the discretion of the committee of the board of directors.

(c)    Limitations

      The aggregate number of shares of Intersolv Stock which remain outstanding under the plan is 3,511 shares.

(d)    Option price

      The option price shall be determined by the board of directors, provided however, that the exercise price shall not be less than 100 per cent. of the fair market value of such stock as determined by the board of directors at the time of the grant of such option.

(e)    Exercise of option

6.C.12(B)
      Options may be exercised in full or in part and shall expire 10 years from the date of a grant (or such shorter period if so granted by the board of directors).

(f)     Rights and restrictions

      No option may be assigned or transferred, except by will or intestacy. Options may only be exercised by the option holder when he is in full-time employment with Q+E and, upon the termination of employment for any reason whatsoever (including death or disability), options shall lapse immediately and shall not be exercisable. The board of directors of Intersolv shall have a discretion as to the option holder exercising his option up to three months after cessation of employment.

      Where an option holder holds more than 10 per cent. of the total combined voting rights of all classes of stock of Q+E (or its parent or subsidiary), then such option may only be exercised at 110 per cent. of the fair market value of the stock at the time of grant and shall only be valid between six months and five years following its grant.

(g)    Capitalisation and reorganisation

      Provisions similar to those in the 1992 Stock Option Plan apply to this plan with regard to adjustments occurring upon the capitalisation or merger of Q+E.

      However, in the event of a sale of assets, liquidation or merger, the board of directors shall have sole discretion to accelerate the exercisability of all or any part of the option held which has not been exercised prior to the date of effectiveness of such event. Further, in the event of such merger or consolidation, and notwithstanding whether the exercisability of any option has been accelerated, the board of directors (in their sole discretion) may upon 10 days written notice give to the option holder notice that any unexercised part of the option shall terminate.

(h)    Amendment

      Similar provisions as to the amendment of the plan apply as for the 1992 Stock Option Plan, described above.

(5)    TECHGNOSIS STOCK OPTION PLAN

      The TechGnosis Stock Option Plan was adopted by TechGnosis International Inc. ("TechGnosis") on 18 November 1993 and adopted by Intersolv when it acquired TechGnosis in October 1995. The Company will not grant further options under this plan upon the Merger becoming effective.

(a)    Eligibility

      Any director, officer, managerial employee and executive-level consultant (known as a key employee) is eligible to participate in the plan if, in the opinion of the committee of directors which administers the plan, they have demonstrated a capacity for contributing to the success of TechGnosis.

(b)    Grant of options

      The committee has an absolute discretion as to which key employees may be granted options. These may be incentive stock options within the meaning of Section 422 (a) of the Code, as well as non-incentive stock options.

(c)    Limitations

      The aggregate number of shares of Intersolv Stock which remain outstanding under the plan is 22,778 shares.

(d)    Option price

      The option price shall be established by the committee at the time of the grant of such option, but for incentive stock options shall be no less than 85 per cent. of the fair market value of such shares.

(e)    Exercise of options

6.C.12(B)
      Each option may be exercised in full or in part on such terms during the exercise period as determined by the committee, subject to the incentive stock options expiring 10 years from their grant.

(f)     Rights and restrictions

      Of the incentive stock options, no more than $100,000 in value may be exercised for the first time by the option holder during any calendar year. Incentive stock options may only be granted to individuals who are key employees of TechGnosis (or its subsidiaries), and who own 10 per cent. or less of stock representing the total combined voting rights of all classes of stock in TechGnosis (or its subsidiary) but this shall not apply where upon the grant of option the option price is 110 per cent. of the fair market value and the option expires after 5 years.

      The option holder must have been in continuous employment from the date of grant to the time of exercise. Options lapse at the expiry of 3 months after the date of termination of employment, and in the event of termination of employment due to disability, options will lapse at the expiry of 12 months after the termination of employment. Options can be transferred or assigned by way of will or intestacy to personal representatives, whereby they shall be entitled to exercise such option within 12 months of the date of death.

      The committee also has power to grant stock appreciation rights to certain persons in their absolute discretion.

(g)    Capitalisation and reorganisation

      The provisions applicable to options granted under this plan are broadly similar to those applicable under the 1992 Stock Option Plan described above.

(h)    Amendment

      The provisions applicable to this plan are similar to those described under the 1982 Stock Option Plan.

(6)    SUMMARY

6.C.10(B)
6.C.19
      The following summarises outstanding options of Intersolv as at 20 August 1998, being the latest practicable date prior to the printing of this document, and the number of new Micro Focus Ordinary Shares which will become issuable upon their exercise.

6.C.12(A)

                                                                                   NEW MICRO
                                                                   INTERSOLV         FOCUS
                                OPTIONS                              STOCK      ORDINARY SHARES
      -----------------------------------------------------------------------------------------
      1. 1982 Stock Option Plan                                      272,658            749,810
      2. 1992 Stock Option Plan                                    3,180,365          8,746,004
      3. 1997 Stock Option Plan                                      625,810          1,720,978
      4. Q+E Stock Option Plan                                         3,511              9,655
      5. TechGnosis Stock Option Plan                                 22,778             62,640
                                                                   ---------    ---------------
      Total                                                        4,105,122         11,289,087
      -----------------------------------------------------------------------------------------

      Accordingly, as at 20 August 1998 there were outstanding options over 4,105,122 shares of Intersolv Stock. Additionally, warrants were held by four individuals for 35,000 shares in Intersolv Stock each. These warrants are exercisable up to 31 January 2006 at a price of $10.375 per share, subject to a cash bonus of $6.86 that effectively reduces the exercise price by that amount, and these will be assumed by Micro Focus pursuant to the Merger. They total 140,000 shares of Intersolv Stock or 385,000 new Micro Focus Ordinary Shares following the completion of the Merger. No further Intersolv Warrants will be granted following the Merger.

[13.13]
13.14(A)
[13.13(A)]
[13.14(B)]
[13.14(C)]
[13.14(D)
3.     PROPOSED RULES OF THE NEW MICRO FOCUS PLAN

Set out below is a summary of the rules of the new Micro Focus Plan for which shareholder approval will be sought pursuant to resolution 2 to be proposed at the Extraordinary General Meeting. The terms of the new Micro Focus Plan are substantially the same as the terms of the Micro Focus 1996 Plan.

(a)    Grant of options

      Options may only be granted to directors, employees or former employees of Micro Focus Group and to such eligible persons as the board from time to time in its absolute discretion may determine. The consideration for grant of an option shall not exceed L1.

      The acquisition price under an option shall be the higher of the nominal value and the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List on the 3 business days immediately preceding the day on which the option is granted. In the case of an option granted to a 10 per cent shareholder the subscription price shall be not less than 110 per cent of the fair market value of the share at the time the option is granted.

      Options shall be personal to the person to whom they are granted and shall lapse forthwith if they are transferred (otherwise than to personal representatives upon death), mortgaged, charged or otherwise alienated or if the option holder is adjudicated bankrupt. Benefits under the new Micro Focus Plan will not be pensionable

(b)    Limits

      The total number of shares in respect of which options may be granted in accordance with the new Micro Focus Plan when aggregated with options to subscribe for shares already granted by Micro Focus and remaining capable of exercise at the Effective Date may not exceed 15 per cent of the issued share capital of the Company at the Effective Date. Options which subsequently lapse or cease to be exercisable under this plan or any other share option plan established by the Company may be re-granted.

      The maximum number of shares in respect of which options may be granted to any person shall be 375,000 Micro Focus Ordinary Shares save that any person who commences employment for the first time (whether before or after adoption of this plan) with the Company or a subsidiary shall be eligible to be granted options in respect of up to 1,500,000 Micro Focus Ordinary Shares in the period of 12 months after the commencement of his employment.

      The aggregate fair market value (determined as at the time of grant) of shares in respect of which incentive stock options are exercisable for the first time by an employee during any calendar year pursuant to this plan (and any other plan permitting the granting of incentive stock options which might hereafter be established by any company in the incentive stock options group) may not exceed $100,000. Any excess exercisable for the first time in such calendar year shall not qualify as incentive stock options (under Section 422 of the US Internal Revenue Code).

      The numbers of shares and/or the nominal amount in respect of which options may be granted under the new Micro Focus Plan shall be adjusted to take into account any capitalisation or rights issue, any sub-division, consolidation or reduction effected without receipt of consideration.

      Options may only be granted (i) within 30 days after the date of approval of the plan by members in general meeting; (ii) within 42 days immediately following the date on which the Company announces its interim or preliminary trading results for any period to the press and The London Stock Exchange (provided that in respect of directors of the Company such date does not fall during the period of two months prior to the announcement of interim or preliminary trading results or, if shorter, the period from the end of the financial period up to and including the time of the announcement); (iii) to any person who commences employment with any member of the Merged Group for the first time, within the period of 45 days immediately thereafter (provided that in respect of directors of the Company such date does not fall during the period of two months prior to the announcement of interim or preliminary trading results or, if shorter, the period from the end of the relevant financial period up to and including the time of the announcement); or (iv) at other times considered by the directors to be sufficiently exceptional to justify the grant of options.

      The executive remuneration committee of the board may set appropriate performance targets whenever options are granted.

(c)    Exercise of options

      No option shall be capable of being exercised later than 10 years after the date on which it is granted or in the case of a 10 per cent shareholder 5 years after the date on which it is granted.

      The Company will apply to the London Stock Exchange for shares allotted pursuant to exercise of any option to be admitted to the Official List.

(d)    Winding up of the Company

      In the event of notice being given to the shareholders of a resolution for the winding-up of the Company options shall be capable of exercise within the period commencing on the date of the notice of the winding-up and ending six months later or on the commencement of winding-up if earlier and thereafter shall lapse.

(e)    Change of control of the Company

      In the event of a change of control of the Company option holders may be offered substantially equivalent options in the offeror. If such offer is not made by the offeror then any and all outstanding options shall accelerate and become exercisable in full. Any options not so exercised or replaced by substantially equivalent options shall lapse and cease to be exercisable.

(f)     Variation of capital

      If the issued share capital of the Company is varied by a capitalisation or rights issue or any sub-division, consolidation, or reduction effected without receipt of consideration, the board will make the appropriate adjustment to the number of shares which are subject to any option and/or the subscription price payable for each share under any option. Except in the case of a capitalisation issue, no such adjustment shall be made without the prior written confirmation of the auditors of the Company for the time being that it is in their opinion fair and reasonable. Written notice of an adjustment shall be given to any holder of options affected thereby.

(g)    Amendments

      The board may at any time alter or add to all or any of the provisions of the new Micro Focus Plan in any respect subject to approval of the Company in general meeting except for minor amendments to benefit the administration of the new Micro Focus Plan, to take account of a change in legislation or to maintain or obtain favourable tax or regulatory treatment. The board may alter or add to the new Micro Focus Plan to obtain or maintain approval of the new Micro Focus Plan from any government or regulatory body in the United Kingdom, USA or elsewhere.

(h)    Financial statements

      The Company shall provide financial statements to each option holder annually.

(i)     Expiry

      The authority to grant options under the plan will expire 10 years from its approval.

4.     PROPOSED AMENDMENTS TO THE RULES OF THE MICRO FOCUS 1996 APPROVED SCHEME

13.17
Set out below is a summary of the amendments to the rules of the Micro Focus 1996 Approved Scheme for which shareholder approval will be sought pursuant to resolution 3 to be proposed at the Extraordinary General Meeting:

(a) The period during which an option may be exercised by an option holder, following termination of employment with, or ceasing to provide services to, the Company or a subsidiary, may be extended or shortened by the board if need be and specified in the option (prior to its grant) and if not exercised shall lapse.

(b) Upon a winding-up of the Company, options may be exercised up to 6 months after the notice of meeting or until, if earlier, the expiry of the option or the commencement of winding-up.

13.17
(c) Amendments to the Micro Focus 1996 Approved Scheme require the approval of the shareholders in general meeting except for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Micro Focus 1996 Approved Scheme or any member of the Micro Focus Group.

5.     SUMMARY OF OPTIONS GRANTED AND AVAILABLE FOR GRANT

The following summarises the share options which have been granted and which would be available for grant immediately following the passing of resolution 2 to be proposed at the Extraordinary General Meeting and completion of the
Merger:

Based upon the enlarged issued share capital of the Company immediately following completion of the Merger, options over 21,514,084 Micro Focus Ordinary Shares would be authorised for grant of which options have been granted over 7,697,313 Micro Focus Ordinary Shares, leaving 13,816,771 options available for grant.

In addition, the Micro Focus 1994 EBT holds a total of 3,815,055 Micro Focus Ordinary Shares. Of these, 2,512,108 have been placed under option by the Trustees and 1,302,947 remain available to be granted.

There are currently options outstanding over 4,105,122 shares of Intersolv Stock which upon completion of the Merger would convert into options over approximately 2,257,817 Micro Focus ADSs (equivalent to 11,289,086 Micro Focus Ordinary Shares). No further Intersolv Options will be granted following completion of the Merger.

                        PART 6 -- DETAILS OF THE MERGER

The following discussion summarises the terms of the Merger Agreement and the transactions contemplated thereby. The following is not, however, a complete statement of all provisions of the Merger Agreement and related agreements. The following description of the Merger, the Merger Agreement and related transactions is qualified in all respects by reference to the complete text of the Merger Agreement.

1.     MERGER CONSIDERATION

CONVERSION OF INTERSOLV STOCK

10.31(A)
10.31(C)
At the Effective Date, each issued and outstanding share of Intersolv Stock together with the associated right, but excluding shares held in the treasury of Intersolv or owned by Micro Focus or any wholly owned subsidiary of Micro Focus, will be converted into the right to receive fully paid and nonassessable new Micro Focus ADSs on the following basis:

FOR EACH SHARE OF INTERSOLV STOCK:               0.55 NEW MICRO FOCUS ADSS, REPRESENTING
                                                 2.75 NEW MICRO FOCUS ORDINARY SHARES

Each share of Intersolv Stock that is owned by Intersolv as treasury stock and each share of Intersolv Stock that is owned by Micro Focus or any wholly owned subsidiary of Micro Focus, together, in each case, with the associated Rights, will automatically be cancelled and extinguished.

ASSUMPTION OF OPTIONS, WARRANTS AND NOTES

Pursuant to the Merger Agreement, at the Effective Date, each then outstanding Intersolv Option will be converted into an option to purchase that number of new Micro Focus ADSs (a "Micro Focus Option") obtained by multiplying the number of shares of Intersolv Stock subject to each such Intersolv Option by the Exchange Ratio. If that calculation results in a Micro Focus Option being exercisable for a fraction of a new Micro Focus ADS, then the number of new Micro Focus ADSs subject to such option will be rounded down to the nearest whole number of new Micro Focus ADS. The exercise price of each Micro Focus Option will be equal to the exercise price of the Intersolv Option from which such Micro Focus Option was converted divided by the Exchange Ratio, rounded to the nearest whole cent. To the extent permitted by law and the pooling rules, the term, vesting schedule, status as an "incentive stock option" under Section 422 of the US Internal Revenue Code, as amended, if applicable, and the other terms and conditions of the Intersolv Options will remain unchanged. Pursuant to the Merger Agreement, continuous employment with Intersolv by option holders will be credited as employment by Micro Focus for the purpose of vesting the Micro Focus Options issued in the Merger. Micro Focus has agreed to file a registration statement on Form S-8 with the SEC promptly after the Effective Date to register the new Micro Focus ADSs issuable upon exercise of the assumed Intersolv Options.

At the Effective Date, each of the outstanding warrants, exchangeable or convertible securities or other rights or agreements to purchase or otherwise acquire any shares of Intersolv Stock ("Intersolv Warrants") will, by virtue of the Merger, be assumed by Micro Focus and be converted into warrants or like securities or agreements ("Micro Focus Warrants") to purchase that number of new Micro Focus ADSs obtained by multiplying the number of shares of Intersolv Stock underlying each such Intersolv Warrant by the Exchange Ratio. If that calculation results in a Micro Focus Warrant being exercisable for a fraction of a new Micro Focus ADS, then the number of new Micro Focus ADSs subject to such Micro Focus Warrant will be rounded down to the nearest whole number of new Micro Focus ADSs. The exercise price of each Micro Focus Warrant will be equal to the exercise price of the Intersolv Warrant from which such Micro Focus Warrant was converted divided by the Exchange Ratio, rounded to the nearest whole cent. Under the Merger Agreement, Micro Focus has agreed to assume all of the obligations of Intersolv under all such Intersolv Warrants and the exercise period and other terms and conditions of the Intersolv Warrants will remain unchanged after the Merger.

NO FRACTIONAL SHARES

14.1(H)(VI)
No fractional new Micro Focus ADSs will be issued in connection with the Merger, but in lieu thereof, each holder of shares of Intersolv Stock who otherwise would be entitled to a fraction of a new Micro Focus ADS (after aggregating all fractional shares to be received by such holder) will receive from Micro Focus an amount of cash (without interest) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a Micro Focus ADS for the twenty trading days ending with and including the third trading day immediately prior to the Effective Date, as reported on Nasdaq.

2.     SHARE OWNERSHIP FOLLOWING THE MERGER

Based upon the issued share capital of Intersolv as of the close of business on 20 August 1998, an aggregate of approximately 12,576,350 new Micro Focus ADSs will be issued to Intersolv Stockholders in the Merger and Micro Focus will assume Intersolv Options and Warrants to purchase up to approximately 2,340,384 additional Micro Focus ADSs. Based upon the issued share capital and the fully diluted share capital of Intersolv and Micro Focus as of the close of business on 20 August 1998, immediately following the Merger, the former security holders of Intersolv will hold approximately 44 per cent. of the issued share capital of Micro Focus and approximately 46 per cent. of the share capital of Micro Focus calculated on a fully diluted basis. The foregoing number of shares and percentages are subject to change in the event of a change in the number of shares of Intersolv Stock or the number of Intersolv Options or Intersolv Warrants outstanding or a change in the issued share capital of Micro Focus subsequent to 20 August 1998 and prior to the Effective Date of the Merger.

3.     REPRESENTATIONS AND WARRANTIES

The Merger Agreement contains representations by the parties to each other and covenants by Micro Focus and Intersolv as to, inter alia, their conduct prior to the Effective Date.

4.     FOLLOWING THE MERGER

In the Merger Agreement, Micro Focus and Intersolv have agreed that promptly after the Effective Date Micro Focus will take all action necessary to set the number of directors of Micro Focus at seven. In addition, Micro Focus has agreed to take such action necessary to (i) appoint two directors of Micro Focus nominated by Intersolv after consulting in good faith with Micro Focus, (ii) either appoint or retain two directors of Micro Focus who are neither members of the management of Micro Focus nor of Intersolv, after seeking the recommendation of Intersolv with respect to one such director and after consulting in good faith with Intersolv with respect to both such directors, and (iii) appoint or retain three directors of Micro Focus selected in the sole discretion of Micro Focus. Micro Focus has also agreed to take such action as is necessary to appoint Kevin J. Burns as a director of Intersolv. The directors of Micro Focus after the Effective Date will be Martin Waters, J. Michael Gullard, Harold Hughes and J. Sidney Webb, all of whom are directors of Micro Focus, and Michel Berty, Gary G. Greenfield and Kevin J. Burns, all of whom are directors of Intersolv.

Micro Focus has agreed, in the Merger Agreement, to provide employees of Intersolv who become employees of Micro Focus with employee benefits in the aggregate no less favourable than those benefits provided to similarly situated employees of Micro Focus. To the extent permitted by the terms of the Intersolv Employee Stock Purchase Plan and the pooling rules, Intersolv has agreed to use its reasonable best efforts to terminate such plan before or as of the Effective Date.

5.     CONDITIONS TO THE MERGER

The obligations of Intersolv, Micro Focus and Tower Merger Sub to effect the Merger are subject to the satisfaction or waiver on or as of the closing date of the Merger of certain conditions including: (i) the Merger Agreement having been approved and adopted, and the Merger and all transactions contemplated by the Merger Agreement having been duly approved, by the Intersolv Stockholders and the Micro Focus Shareholders; (ii) the Registration Statement on Form F-4 filed by Micro Focus and the Registration Statement on Form F-6 filed by the Depositary with respect to the new Micro Focus Ordinary Shares and the new Micro Focus ADSs, having become effective under the Securities Act and not being the subject of any pending or threatened stop order or other SEC proceedings; (iii) all material consents, orders, permits or authorisations of, declarations or filings with, or expiration of waiting periods (including under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) of any governmental entity necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement having been filed, expired or obtained; (iv) Micro Focus and Intersolv being reasonably satisfied that neither the Merger nor any matter arising therefrom being referred to the UK Monopolies and Mergers Commission; (v) no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction being in effect that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or limiting or restricting Micro Focus' conduct or operation of the business of Intersolv and its subsidiaries; (vi) Micro Focus and Intersolv having received substantially identical opinions of their respective counsel to the effect that the Merger will constitute a reorganisation within the meaning of Section 368(a) of the Code; (vii) Intersolv having received a letter from its independent accountants regarding concurrence with Intersolv management's conclusions that no conditions exist that would preclude Intersolv from being a party to a merger accounted for as a pooling of interests and Micro Focus having received a letter from its independent auditors regarding concurrence with Micro Focus management's conclusions as to the appropriateness of pooling of interests accounting treatment for the Merger under US Accounting Principles Board ("APB") Opinion No. 16, if consummated in accordance with the Merger Agreement; (viii) the London Stock Exchange having agreed to admit to the Official List (subject to allotment) the new Micro Focus Ordinary Shares to be issued in connection with the Merger and such agreement not having been withdrawn; (ix) the new Micro Focus ADSs to be issued in the Merger having been authorised for listing on Nasdaq; and (x) H.M. Treasury having consented pursuant to Section 765(1)(C) of the Income and Corporation Taxes Act 1988, or H.M. Treasury having confirmed that no such consent is required in connection with the transactions contemplated by the Merger Agreement.

6.     TERMINATION; EFFECTS OF TERMINATION

The Merger Agreement may be terminated at any time before the Effective Date, whether before or after approval of the matters presented in connection with the Merger by the Intersolv Stockholders and by the Micro Focus Shareholders, as follows: (i) by the mutual written agreement of Intersolv and Micro Focus authorised by their respective boards of directors; (ii) by either Intersolv or Micro Focus if the Effective Date has not occurred on or before 31 January 1999 and such failure is not caused by a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; (iii) by either Micro Focus or Intersolv if there is a final and non-appealable permanent injunction or other order by any federal, state or foreign court of competent jurisdiction that makes the Merger illegal or otherwise restrains or prohibits the Merger; (iv) by either Micro Focus or Intersolv if there has been a breach by the other party of any representation, warranty, covenant or agreement in the Merger Agreement, or if any representation by the other party becomes untrue, in either case that has or can reasonably be expected to have a Material Adverse Effect on such other party, which such other party fails to cure within a reasonable time (not to exceed 20 days) after written notice thereof, (v) by Micro Focus or Intersolv if the required approval of the Intersolv Stockholders or the Micro Focus Shareholders is not obtained; (vi) by Micro Focus or Intersolv if the board of directors of the other party has withheld, withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to the terminating party, or has resolved to do so, other than in connection with a Trigger Event or an Intersolv Acquisition Proposal or a Micro Focus Acquisition Proposal, respectively; or (vii) by either Micro Focus or Intersolv, if a Trigger Event or an Intersolv Acquisition Proposal has occurred and the Intersolv board in connection therewith, after receiving the written advice of its legal counsel and financial advisors, withholds, withdraws or modifies its approval and recommendation of the Merger Agreement and the Merger, determining in good faith that to cause Intersolv to proceed with the transactions contemplated by the Merger Agreement would not be consistent with the fiduciary duty of the Intersolv board to the Intersolv Stockholders. As defined in the Merger Agreement, "Material Adverse Effect" means, with respect to an entity, any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, agreements, assets (including intangible assets), liabilities, business, employee base, operations or results of operations of such entity and its subsidiaries, taken as a whole; provided, that "Material Adverse Effect" does not include (i) any adverse effect following the date of the Merger Agreement that is directly caused by adverse reaction by customers of such entity to the announcement of the execution of the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) any adverse effect that is caused by a general economic downturn in the industries in which such entity operates or a national economic downturn, or (iii) a decline in the market value of any publicly traded securities of such entity. A "Trigger Event" will occur if any person acquires securities representing 20 per cent. or more of the issued voting share capital of Intersolv or commences a tender or exchange offer which if successful would result in the offeror and its affiliates beneficially owning securities representing 20 per cent. or more of the issued voting share capital of Intersolv. The term "Intersolv Acquisition Proposal" means any offer, inquiry or proposal received from any party (other than Micro Focus) concerning the possible disposition of all or any significant portion of the business, assets or capital stock of Intersolv or any of its subsidiaries, by merger, sale or any other means or any other transaction that would involve a change in control of Intersolv or any of its subsidiaries or to otherwise solicit, facilitate, discuss or encourage any such disposition (other than the Merger). The term "Micro Focus Acquisition Proposal" means any offer, inquiry or proposal received from any party other than Intersolv concerning the possible disposition of all or substantially all of the business, assets or capital stock of Micro Focus, by merger, sale or any other means or any other transaction that would involve a change in control of Micro Focus.

7.     EXPENSES AND TERMINATION FEES

Except as described below, each party to the Merger Agreement will bear its own costs and expenses. Under certain circumstances, if the Merger Agreement is terminated without effectuation of the Merger, then either Intersolv or Micro Focus may be required to pay certain fees to the other.

If Micro Focus or Intersolv terminates the Merger Agreement because of a breach by the other of a representation, warranty, covenant or agreement in the Merger Agreement or because any representation of the other has become untrue, and such breach has or can reasonably be expected to have a Material Adverse Effect on the non-breaching party and the breaching party has failed to cure such breach within a reasonable time after notice thereof (not to exceed 20 days), the Merger Agreement provides that the breaching party will pay $1.0 million to the other party. This amount is intended to reimburse the non-breaching party for expenses and is not liquidated damages. Payment of the termination fee does not limit either party's remedies for wilful breach of the Merger Agreement. In no event, however, will the liability of Micro Focus or Intersolv for breach of the Merger Agreement exceed a total of $20 million.

If the Merger Agreement is terminated because (i) the required approval of the Intersolv Stockholders is not obtained or (ii) the board of directors of Intersolv withholds, withdraws or modifies its recommendation of the Merger Agreement or the Merger in a manner adverse to the other party, or resolves to do so, after receiving advice from its legal counsel and financial advisors and concluding in good faith that its fiduciary duties require such action, but other than in connection with a Trigger Event or an Intersolv Acquisition Proposal, then the Merger Agreement provides that Intersolv will pay $1.0 million to Micro Focus. If the Merger Agreement is terminated because (i) the required approval of the Micro Focus Shareholders is not obtained or (ii) the board of directors of Micro Focus withholds, withdraws or modifies its recommendation of the Merger Agreement or the Merger in a manner adverse to the other party, or resolves to do so, after receiving advice from its legal counsel and financial advisors and concluding in good faith that its fiduciary duties require such action, then the Merger Agreement provides that Micro Focus will pay $1.0 million to Intersolv. These amounts are intended as reimbursements for expenses and are the exclusive remedy for the matters giving rise to such termination.

In addition, Intersolv has agreed to pay $15.0 million to Micro Focus if the Merger Agreement is terminated by Intersolv or Micro Focus because a Trigger Event or an Intersolv Acquisition Proposal has occurred and the Intersolv board in connection therewith, after receiving the written advice of its legal counsel and financial advisors, determines in good faith that to cause Intersolv to proceed with the transactions contemplated by the Merger Agreement would not be consistent with the fiduciary duty of the Intersolv board to the Intersolv Stockholders and withholds, withdraws or modifies its approval and recommendation of the Merger Agreement and the Merger.

Further, Intersolv has agreed in the Merger Agreement to pay an additional amount (as described below) to Micro Focus in certain circumstances involving termination of the Merger Agreement as follows: (i) by Micro Focus upon a breach by Intersolv of any representation, warranty, covenant or agreement in the Merger Agreement, or if any representation by Intersolv becomes untrue, in either case that has or can reasonably be expected to have a Material Adverse Effect on Micro Focus, which Intersolv fails to cure within a reasonable time (not to exceed 20 days) after written notice thereof; (ii) by Micro Focus or Intersolv if the required approval of the Intersolv Stockholders is not obtained; (iii) by Micro Focus if the Intersolv board has withheld, withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to Micro Focus, or has resolved to do so after receiving advice from its legal counsel and financial advisors and concluding in good faith that its fiduciary duties require such action, other than in connection with a Trigger Event or an Intersolv Acquisition Proposal; (iv) by Micro Focus or Intersolv if a Trigger Event or Intersolv Acquisition Proposal has occurred and the Intersolv board in connection therewith, after receiving the written advice of its legal counsel and financial advisors, withholds, withdraws or modifies its approval and recommendation of the Merger Agreement and the Merger, determining in good faith that to cause Intersolv to proceed with the transactions contemplated by the Merger Agreement would not be consistent with the fiduciary duty of the Intersolv board to the Intersolv Stockholders. If, during the 12 month period after termination of the Merger Agreement as specified above, Intersolv enters into a binding agreement with respect to an Intersolv Acquisition Proposal with any third party with whom Intersolv had any discussions concerning an Intersolv Acquisition Proposal within six months of the date of termination of the Merger Agreement, then upon consummation of the transaction contemplated by such Intersolv Acquisition Proposal (whether or not consummated within such 12 month period), Intersolv has agreed to pay $20.0 million to Micro Focus, less the total of all other amounts that Intersolv has paid to Micro Focus as a result of termination of the Merger Agreement. However, the amount that Intersolv has agreed to pay to Micro Focus is reduced to $5.0 million, less the total of all other amounts that Intersolv has paid to Micro Focus as a result of termination of the Merger Agreement, if Intersolv disposes of a portion of its business that represented less than 25 per cent. of its total revenues for the financial year ending 1998. If the Merger Agreement is terminated because (i) the required approval of the Intersolv Stockholders is not obtained; or (ii) the Intersolv board has withheld, withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to Micro Focus, or has resolved to do so after receiving advice from its legal counsel and financial advisors and concluding in good faith that its fiduciary duties require such action, other than in connection with a Trigger Event or an Intersolv Acquisition Proposal, then no additional fee is payable with respect to any spin-off of assets or securities by dividend or other distribution to the Intersolv Stockholders and that is not followed by a transaction contemplated by an Intersolv Acquisition Proposal with respect to such assets or securities for which a binding agreement is entered into during the 12 month period after termination of the Merger Agreement.

8.     AFFILIATE AGREEMENTS

Each person determined by Intersolv to be an affiliate of Intersolv and each person determined by Micro Focus to be an affiliate of Micro Focus has executed an agreement that prohibits the sale, transfer, pledge or other disposition of, or any other similar transaction intended to reduce its risk relative to, any share of Intersolv Stock, Micro Focus Ordinary Shares or Micro Focus ADSs owned by the affiliate, including all rights, options and warrants to acquire such securities, and all such securities as to which the affiliate has sole or shared voting or investment power for the period of time beginning 30 days before the closing of the Merger through the date on which Micro Focus publicly releases financial results covering at least 30 days of post-Merger combined operations. The Intersolv affiliates have also agreed that they will not offer, sell, pledge, exchange, transfer or otherwise dispose of any new Micro Focus ADSs received by them in connection with the Merger unless such transaction is permitted pursuant to Rule 145(d) under the Securities Act.

9.     OTHER

In order to effect the issue and the listing in the United States of the new Micro Focus Ordinary Shares, a registration statement on Form F-4, which includes a proxy statement of Intersolv and a prospectus of Micro Focus, has been filed with the SEC. Following the registration statement having been declared effective by the SEC, the proxy statement/prospectus will be dispatched to Intersolv Stockholders. The proxy statement/prospectus contains a notice convening a special meeting of Intersolv Stockholders, to be held on 23 September 1998, at which the Intersolv Stockholders will be asked to approve and adopt the Merger Agreement. In addition, the Depositary will file with the SEC a registration statement on Form F-6 with respect to the new Micro Focus ADSs to be issued pursuant to the Merger Agreement.

14.1(H)(III)
The new Micro Focus Ordinary Shares, represented by new Micro Focus ADSs, to be issued as consideration, will be issued free of all taxes and SDRT to Intersolv Stockholders and will rank pari passu in all respects from the time of their issue with the Micro Focus Ordinary Shares in issue at that time.

                        PART 7 -- ADDITIONAL INFORMATION

1.     INCORPORATION

6.C.2
6.C.1
6.C.3
6.C.4
6.C.6
The Company was incorporated in England and Wales on 28 March 1983 under the Companies Act 1948 to 1981 as a public company limited by shares with the registered number 1709998 and with the name Micro Focus Group Plc. Its registered office and principal place of business in the United Kingdom is The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, England.

6.A.1.
6.F.1(A)
2.     DIRECTORS AND PROPOSED DIRECTORS

Details of the Directors are as follows:

NAME                                                              POSITION
----                                                              --------
James Michael Gullard................   Non Executive Chairman
Harold Edward Hughes.................   Non Executive Deputy Chairman
Martin Charles Waters................   President and Chief Executive Officer
Paul Aldous Adams....................   Senior Vice President, International Sales
James Sidney Webb....................   Non Executive Director

The business address of all the above Directors is care of Micro Focus Incorporated, 701 East Middlefield Road, Mountain View, California 94043, USA.

Details of the Proposed Directors are as follows:

NAME                                                              POSITION
----                                                              --------
Gary Gordon Greenfield...............   Non Executive Director
Kevin James Burns....................   Non Executive Director
Michel Berty.........................   Non Executive Director

The business address of all the above Proposed Directors is care of INTERSOLV, Inc, 9420 Key West Avenue, Rockville, Maryland, 20850, United States

3.     RESPONSIBILITY STATEMENT

6.A.3
10.38(E)
The Directors and Proposed Directors, whose names are set out in Paragraph 2 above, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

4.     SHARE CAPITAL

(1) The Company was incorporated with an authorised share capital of L50,000 divided into 50,000 ordinary shares of L1 each of which two were issued at par to the subscribers to the memorandum of association.

(2) The following table shows the authorised and issued share capital of the Company as at the close of business on 20 August 1998 (being the latest practicable date prior to the printing of this document) and as it is expected to be immediately following the Merger becoming effective (assuming no further issues of shares by Micro Focus or Intersolv after 20 August 1998 and prior to the Merger becoming effective, other than the issue of the new Micro Focus Ordinary Shares pursuant to the Merger) as follows:

6.C.9
6.C.10(A)

                                                    AUTHORISED           ISSUED AND FULLY PAID
                                             ------------------------   ------------------------
                                                 NO.         AMOUNT         NO.         AMOUNT
------------------------------------------------------------------------------------------------
Before the Merger
  ordinary shares of 2p each                 112,500,000   L2,250,000    80,545,471   L1,610,909
After the Merger
  ordinary shares of 2p each                 212,000,000   L4,240,000   143,427,224   L2,868,545
------------------------------------------------------------------------------------------------

(3) 62,881,753 new Micro Focus Ordinary Shares would be required to be allotted to complete the Merger pursuant to the Merger Agreement, 12,526,924 new Micro Focus Ordinary Shares will be authorised and available for issue pursuant to the Merger Agreement to satisfy options granted pursuant to the Intersolv Options and Intersolv Warrants and 7,697,313 Micro Focus Ordinary Shares will be authorised and available for issue to satisfy outstanding options under the Micro Focus Share Option Schemes.

6.C.10(B)
(4) Save as disclosed in sub-paragraphs 4(3) and 4(5) of this Part 7, no share or loan capital of the Company is under option nor has it been agreed, conditionally or unconditionally, to put any share or loan capital of the Company under option.

6.C.19
(5) As at 20 August 1998 (the latest practicable date prior to the printing of this document) the number of outstanding options granted to directors and employees pursuant to the Micro Focus share option schemes was 7,697,313 made up as follows:

6.C.19

                                            NUMBER     OPTION PRICE
                     PLAN                  OF SHARES    PER SHARE           EXERCISE DATES
      -------------------------------------------------------------------------------------------
      Micro Focus Share Option Schemes     7,643,604    L1.08-L7.15    4 June 2001 - 22 July 2008
      XDB Plans                               53,709   $ 5.39-$7.41   11 June 2002 - 23 July 2007
      -------------------------------------------------------------------------------------------

      A total of 3,815,055 Micro Focus Ordinary Shares are held by the Micro Focus 1994 EBT, of which 2,512,108 have been placed under option.

(6) The following alterations in the issued share capital of Micro Focus have occurred in the three years since 20 August 1995:

                                                                      MICRO FOCUS ORDINARY
                                                                      SHARES OF 10P ISSUED
                                                                --------------------------------
                                                                  NUMBER        NOMINAL VALUE
      ------------------------------------------------------------------------------------------
      20 August 1995 to 31 January 1996                         15,143,234      1,514,323
      1 February 1996 to 31 January 1997                        15,144,099      1,514,410
      1 February 1997 to 31 January 1998                        15,883,525      1,588,353
      1 February 1998 to 11 March 1998                          15,915,416      1,591,542
      ------------------------------------------------------------------------------------------

      On 12 March 1998, each issued and unissued ordinary share of 10p was sub-divided into 5 ordinary shares of 2p each.

                                                                      MICRO FOCUS ORDINARY
                                                                      SHARES OF 2P ISSUED
      ------------------------------------------------------------------------------------------
      12 March 1998                                             79,577,080      1,591,542
      12 March 1998 to 21 August 1998                           80,545,471      1,610,909
      ------------------------------------------------------------------------------------------

6.C.14
(7) During the three years immediately preceding the date of this document the following changes in the authorised and issued share capital of Micro Focus have taken place:

(a)    on 19 June 1996:

      (i) the authorised share capital of Micro Focus was increased by ordinary resolution from L1,650,000 to L2,250,000 by the creation of 6,000,000 ordinary shares of 10p each;

      (ii) the directors were generally and unconditionally authorised by ordinary resolution in accordance with Section 80 of the Act for a period expiring on 18 June 2001 and in substitution of other authorities granted, to allot relevant securities (within the meaning of Section 80 of the Act) up to an aggregate nominal amount of L735,261; and

      (iii)   the directors were empowered by special resolution pursuant to
           Section 95 of the Act to allot equity securities wholly for cash pursuant to and within the terms of the authority conferred by the resolution described in paragraph (ii) above in certain circumstances as if Section 89(1) of the Act did not apply to such allotment in order, inter alia, to permit allotments in connection with a rights issue in favour of ordinary shareholders and otherwise up to an aggregate nominal amount of L75,736. This power expired on 4 June 1997;

(b) on 30 April 1997, 149,142 ordinary shares of 10p each were allotted by the Company and issued credited as fully paid as part consideration for the acquisition of the whole of the share capital of Millennium (UK) Limited;

(c) by special resolution passed on 4 June 1997, the directors were empowered pursuant to Section 95 of the Act to allot equity securities as if Section 89(1) of the Act did not apply to such allotment, such power being limited to the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders and otherwise to the allotment of equity securities up to an aggregate nominal value of L76,709. This power expired on 20 August 1998;

(d) on 20 January 1998, 378,395 ordinary shares of 10p each were allotted by the Company and issued credited as fully paid as consideration for the acquisition of the whole of the share capital of XDB;

(e) by ordinary resolution passed on 12 March 1998 each issued and unissued ordinary share of 10p was sub-divided into 5 ordinary shares of 2p each; and

6.B.15(A)
(8) by a special resolution passed on 20 August 1998, the Directors were empowered pursuant to Section 95 of the Act to allot equity securities as if Section 89(1) of the Act did not apply to such allotment, such power being limited to the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders and otherwise to the allotment of equity securities up to an aggregate nominal amount of L80,279. This power expires on 19 November 1999, or, if earlier, at the conclusion of the annual general meeting of Micro Focus in 1999, and will expire upon the Merger becoming effective.

6.B.15(A)
(9) The provisions of Section 89(1) of the Act, which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up wholly in cash (other than in respect of an allotment to employees under an employee's share scheme within the meaning of Section 743 of the Act), apply to the unissued Micro Focus Ordinary Shares to the extent that such rights are not disapplied by the special resolution referred to in Paragraph (8) above.

(10)   Save as disclosed in this document:

(a) no share or loan capital of the Company or any of its subsidiaries has within the three year period immediately prior to the date of this document been issued or agreed to be issued, fully or partly paid, either for cash or for consideration other than cash;

(b) no issue of unissued shares will be made which would effectively alter the control of the Company without the prior approval of shareholders in general meeting;

(c) no commissions, discounts, brokerages or other special terms have within the three year period referred to in Paragraph 4 above been granted by the Company or any of its subsidiaries in connection with the sale of any share or loan capital of the Company or any of its subsidiaries.

(11) It is expected that admission to the Official List of the new Micro Focus Ordinary Shares will become effective and dealings are expected to commence at or around 2 p.m. on the Effective Date. As soon as reasonably practicable after the Effective Date, the exchange agent appointed under the Merger Agreement will send to each holder on record of certificates that represented outstanding Intersolv Stock and certain rights associated therewith (the "Certificates") that were converted into the right to receive the new Micro Focus ADSs pursuant to the Merger Agreement, (i) a letter of transmittal and (ii) instructions for effecting the surrender of such Certificates in exchange for the new Micro Focus ADRs. Upon surrender of Certificates for cancellation to such exchange agent together with a duly executed and completed letter of transmittal, and any other documents required by such exchange agent, the holder of such Certificates will be entitled to receive in exchange for such Certificates, inter alia, one or more new Micro Focus ADRs representing in aggregate the whole number of new Micro Focus ADSs that such holder has the right to receive under the Merger Agreement and a cheque in an amount equal to the cash that such holder has the right to receive, if any, in lieu of any fractional new Micro Focus ADSs after aggregation of all Certificates held by a holder. The Certificates so surrendered will be cancelled.

6.B.13
(12) Application has been made for the new Micro Focus ADSs and the new Micro Focus Ordinary Shares they represent to be authorised for listing on Nasdaq and to be listed on the London Stock Exchange, respectively, on the Effective Date.

6.B.2
(13) Save as pursuant to the Merger, none of the new Micro Focus ADSs or new Micro Focus Ordinary Shares have been or will be made available to the public in whole or in part in conjunction with the application for listing of those securities.

6.B.19
(14) The Micro Focus Ordinary Shares are listed on the London Stock Exchange and, in the form of ADSs, on Nasdaq.

6.B.24
14.1(H)(VII)
14.1(H)(III)
(15) The Micro Focus Ordinary Shares are, and the new Micro Focus Ordinary Shares and new Micro Focus ADSs will be, in the case of the latter, in registered form held on record by the Depositary. However, both will be capable of being held in uncertificated form. The new Micro Focus Ordinary Shares represented by the new Micro Focus ADSs will be credited as fully paid and will rank pari passu in all respects from the time of their issue with the Micro Focus Ordinary Shares in issue at the time.

5.     PRINCIPAL SUBSIDIARY UNDERTAKINGS

(1)    Micro Focus

6.C.17
Micro Focus is the principal operating company of the Micro Focus Group and a holding company. Details of the Company's principal subsidiary undertakings (all of which are wholly owned) are as follows:

6.E.11(A)(I)
6.E.11(A)(II)
6.E.11(A)(III)

                                                                                     SHARE CAPITAL
                                                                                   (ISSUED AND FULLY
                                   COUNTRY OF             REGISTERED OR               PAID UNLESS         GENERAL NATURE
        NAME OF COMPANY           INCORPORATION          PRINCIPAL OFFICE          OTHERWISE STATED)        OF BUSINESS
----------------------------------------------------------------------------------------------------------------------------
Micro Focus Limited                 England &     The Lawn, 22-30 Old Bath Road    L17,100             Developing and/or
                                    Wales         Newbury                                              licencing computer
                                                  Berkshire RG14 1QN                                   software
                                                  England
Micro Focus International           England &     The Lawn, 22-30 Old Bath Road    L100                Marketing computer
  Limited                           Wales         Newbury                                              software
                                                  Berkshire RG14 1QN
                                                  England
Micro Focus Holdings Limited        England &     The Lawn, 22-30 Old Bath Road    L2,000              Holding company
                                    Wales         Newbury
                                                  Berkshire RG14 1QN
                                                  England
Micro Focus Italia SrL              Italy         Viale Erminio                    Lira 180,000,000    Developing and/or
                                                  Spalla n.41                                          licencing computer
                                                  Roma                                                 software
                                                  Italy
Micro Focus Japan Limited           Japan         Nishi Azabu                      Yen 48,000,000      Developing and/or
                                                  Matsui Building 4F                                   licencing computer
                                                  17-30 Nishi Azabu, 4-Chome                           software
                                                  Minato-Ku
                                                  Tokyo 106
                                                  Japan
Micro Focus GmbH                    Germany       Am Moosfeld 11                   Deutschmarks        Developing and/or
                                                  81829 Munchen                    50,000              licencing computer
                                                  Germany                                              software
Micro Focus SARL                    France        Tour Franklin                    Francs 50,000       Developing and/or
                                                  Defense 8                                            licencing computer
                                                  92042 Paris, La Defense Cedex                        software
                                                  France
Micro Focus SA                      Spain         Corsega 541                      Pesetas 2,525,000   Developing and/or
                                                  4a Planta                                            licencing computer
                                                  08025 Barcelona                                      software
                                                  Spain
Micro Focus Investments Limited     Jersey        Le Gallais Chambers              L30,001,930         Investment company
                                                  54 Bath Street
                                                  St. Hellier
                                                  Jersey
                                                  Channel Islands
----------------------------------------------------------------------------------------------------------------------------
System Focus BV                     Netherlands   Drentestraat 20                  Dutch Guilders      Developing and/or
                                                  1083 HK                          173,074             licencing computer
                                                  Amsterdam                                            software
                                                  Netherlands
Micro Focus Technology NV           Netherlands   Frankrijkstraat 1                Dutch Guilders      Developing and/or
                                    Antilles      Oranjestad, Aruba                6,000               licencing computer
                                                  Netherlands Antilles                                 software
XDB Systems, Inc.                   USA           9861 Brokenland                  $1                  Developing and/or
                                                  Parkway, Columbia                                    licencing computer
                                                  Maryland 21046                                       software
                                                  United States
Advanced Software Engineering       Australia     9 Park Avenue                    Australian          Developing and/or
  Pty. Ltd                                        Chatswood                        Dollars             licencing computer
                                                  New South Wales 2067             120,000             software
                                                  Australia
----------------------------------------------------------------------------------------------------------------------------

6.E.11(B)
There are no other companies in which Micro Focus has any interest where the book value of the interest represents 10 per cent. of the consolidated net assets, or accounts for at least 10 per cent. of the consolidated net profit or loss of Micro Focus.

(2)    Intersolv

Details of Intersolv's principal subsidiary undertakings (all of which are wholly owned) are as follows:

                                                                                SHARE CAPITAL
                                                                              (ISSUED AND FULLY
                                  COUNTRY OF           REGISTERED OR             PAID UNLESS         GENERAL NATURE OF
        NAME OF COMPANY          INCORPORATION       PRINCIPAL OFFICE         OTHERWISE STATED)           BUSINESS
-------------------------------------------------------------------------------------------------------------------------
Intersolv Plc                      England &     Abbey View, Everard Close        L60,100          Software distribution
                                   Wales         St. Albans, AL1 2PS,
                                                 England
-------------------------------------------------------------------------------------------------------------------------

6.     PRINCIPAL OPERATING ESTABLISHMENTS

(1)    Micro Focus

6.D.4.
Details relating to the principal operating establishments of the Micro Focus Group are set out below:

          OCCUPIER                       PROPERTY             AREA (SQ FEET)          TENURE
--------------------------------------------------------------------------------------------------
Micro Focus Limited            The Lawn                            80,000       Freehold
                               22-30 Old Bath Road
                               Newbury
                               Berkshire RG14 1QN
                               England
Micro Focus Incorporated       701 East Middlefield Road           56,000       Leasehold
                               Mountain View                                    (15 October 1997
                               California 94043                                 --
                               United States                                    15 October 2007)
--------------------------------------------------------------------------------------------------

(2)    Intersolv

Details relating to the principal operating establishments of Intersolv are set out below:

                                                                 AREA (SQ.
          OCCUPIER                       PROPERTY                  FEET)              TENURE
--------------------------------------------------------------------------------------------------
Intersolv, Inc.                9420 Key West Avenue,               78,000       Leasehold
                               Rockville, MD 20850,                             (23 May 1995 -- 22
                               United States                                    May 2005)
Intersolv, Inc.                735 SW, 158th Avenue,               48,000       Leasehold
                               Beaverton, OR 97006,                             (1 October 1996 --
                               United States                                    30 September 2003)
Intersolv, Inc.                1500 Perimeter Park Drive,          30,000       Leasehold
                               Suite 100,                                       (15 March 1996 --
                               Morrisville, NC 27560,                           31 March 2003)
                               United States
Intersolv, Plc                 Abbey View, Everard Close,          20,000       Leasehold
                               St. Albans, AL1 2PS,                             (5 April 1991 --
                               England                                          4 April 2016)
--------------------------------------------------------------------------------------------------

7.     MEMORANDUM AND ARTICLES OF ASSOCIATION

6.C.5
(1)    Summary of memorandum of association

      The memorandum of association provides that the Company's principal object is to carry on the business of a holding company and to co-ordinate the policy and administration of any group companies. The objects of the Company are set out in full in clause 4 of the memorandum of association, a copy of which is available for inspection at the address specified in Paragraph 20 of this Part 7 of the document.

6.B.7
(2)    Articles of association

      The articles of association of the Company contain, inter alia, the provisions, which are summarised below, relating to the Micro Focus Ordinary Shares:

(a)    Voting

      (i) Subject to any rights or restrictions attached to any shares, each member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, who is himself not a member entitled to vote at a general meeting, shall upon a show of hands have one vote and upon a poll every member shall have one vote for every share of which he is a holder.

      (ii) Voting in any general meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting, by at least two shareholders present in person or by proxy and having the right to vote at the meeting, by any shareholder or shareholders present in person or by proxy representing at least 10 per cent. of the voting rights of all shareholders having the right to vote at the meeting, or by any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote at the meeting on which the aggregate sum paid up on such shares is equal to not less than 10 per cent. of the total sum paid up on all shares conferring such right.

      (iii) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice requiring information to be given pursuant to Section 212 of the Act and has failed to give the Company the information thereby required within 28 days from the date of giving the notice (or 14 days in respect of a member holding at least 0.25 per cent. in nominal value of the issued shares of their class), the directors may impose the sanctions outlined below.

           The sanctions available are the suspension of voting (either in person or by representative or proxy) and other rights conferred by membership in relation to meetings of the Company and, in respect of a member holding at least 0.25 per cent. in nominal value of the issued shares of their class, the withholding of payment of dividends on, and, in the case of such shares, the restriction of transfer of the relevant shares.

      (iv) No member shall vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

(b)    Income and dividends

      Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors. The directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution.

      Except insofar as the rights attaching thereto, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid or credited as paid on such shares during any portion or portions of the period in respect of which the dividend is paid.

6.B.8 The Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid, whether or not it is before the date on which the declaration or payment is made. Any dividend which remains unclaimed for a period of 12 years after having become due for payment will, if the directors so resolve, be forfeited and cease to remain owing by the Company. No dividend or other money payable in respect of a share will bear interest against the Company unless the rights attached to the share provide otherwise.

(c)    Issue of shares

      Subject to the provisions of the Act, the unissued shares in the Company shall be at the disposal of the directors and they may allot, grant options over or otherwise dispose of them to such person, and on such terms as they think fit.

(d)    Capital and winding-up

      On a winding-up, any surplus assets will be divided between the members according to the number of Micro Focus Ordinary Shares held by them and in accordance with the Act and the Insolvency Act 1986, subject to the rights of any shares which may be issued with special rights or privileges. The liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Act and the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of the members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

(e)    Variation of rights

6.C.13Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any classes of shares may be varied in such manner as may be provided by those rights or (in the absence of any such provision) with the consent in writing of the holders of three quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

      At any separate general meeting, the necessary quorum is one or more persons holding or representing by proxy not less than one third in nominal amount of the issued shares of the class in question and at any adjourned meeting, any person holding shares of the class or his proxy is a quorum.

(f)     Transfer of shares

6.B.11Subject to the restrictions referred to in this paragraph, shares which are in certificated form may be transferred by an instrument in any usual form or any other form approved by the board. All transfers of shares which are in uncertificated form shall be registered only in accordance with the terms of the Uncertificated Securities Regulations 1995. The board may, in their absolute discretion and without assigning any reason therefor, refuse to register a transfer of shares in certificated form if it is (a) of shares which are not fully paid; (b) not stamped and duly presented for registration together with the share certificate (unless one has not been issued) and such other evidence of title as the board may reasonably require; (c) in respect of more than one class of shares; or
      (d) in favour of more than four transferees. In the case of shares in uncertificated form, the board may refuse to register a transfer which would require shares to be held jointly by more than four persons.

      Fully paid shares are free from any lien and any restriction on the right to transfer except in the case of a member who holds shares (in certificated or uncertificated form) representing 0.25 per cent. or more in nominal value of the issued shares of any class of capital in the Company, then that member shall not be entitled to transfer any such shares other than in certain specified circumstances if that member or any person appearing to be interested in the shares has been given a Section 212 notice under the Act and has failed to give the Company the information required within 14 days from the date of giving the notice.

(g)    Changes in share capital

      The Company may by ordinary resolution:

6.C.13(i)     consolidate and divide all or any of its share capital into shares of a larger amount;

      (ii) sub-divide all or part of its share capital into shares of a smaller amount;

      (iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled; and

      (iv)   increase its share capital.

      The Company may also:

      (i)     purchase its own shares (as outlined in paragraph (h) below); and

      (ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(h)    Purchase of own shares

      Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable preference shares, but not unless the purchase has been sanctioned by an extraordinary resolution passed at a separate meeting of the holders of any class of convertible shares in the Company.

(i)     Untraced shareholders

      Subject to various notice requirements, the Company may sell at such price as the directors think fit any share (including further shares issued in respect of that share) in the Company of a member provided that for a period of 12 years at least three dividends (whether interim or final) on those shares have become payable and no such dividend has been claimed, no cheque or warrant has been cashed and the Company has not received any communication during the relevant period from the holder of the shares.

8. DIRECTORS' AND PROPOSED DIRECTORS' SERVICE AGREEMENTS AND EMOLUMENTS; CHANGE IN CONTROL AGREEMENTS

(1) Save as set out in this Paragraph 8, there are no existing or proposed service agreements between any of the Directors and the Company (or its subsidiary undertakings):

(a) J. Michael Gullard, who is Non-Executive Chairman of the Company, does not have a service agreement with the Company or any of its subsidiary undertakings. His salary is reviewed on an annual basis by the executive remuneration committee of the Company which provided for a salary of L50,000 in 1998.

(b) Harold Hughes, who is the Non-Executive Deputy Chairman of the Company, does not have a service agreement with the Company or any of its subsidiary undertakings. His salary is reviewed on an annual basis by the executive remuneration committee of the Company which provided for a salary of L18,000 per annum in 1998.

6.F.12
(c) On 8 August 1997, Martin Waters entered into a letter of appointment with the Company which engaged him as Chief Executive Officer of the Company. The letter provides for a salary of $26,667 per month with an additional target bonus for each fiscal year of at least $320,000 per annum. An option to purchase 480,000 Micro Focus Ordinary Shares was awarded to him upon joining the Company with 20 per cent. of this option vesting per year until 100 per cent. is vested after completion of four years from the date of employment. A remuneration committee may grant additional options at its discretion. The letter provides for termination by the Company whereby the Company will continue to pay salary, company health, life and disability benefits for a period of 12 months as well as the target bonus for the relevant fiscal year and the next 25 per cent. instalment of option shares shall immediately vest. The letter also has specific provisions for payment of up to 24 months' salary, target bonus for the relevant fiscal year and for the following 12 month period and benefits for a period of 24 months in the case of termination whether voluntary or involuntary within 12 months after a change in control. All options will become immediately exercisable and vest in full and shall remain so exercisable for a period of 18 months following the termination date. The appointment will otherwise continue at will whereby Martin Waters is free to resign or the Company is free to conclude his employment at any time.

(d) J. Sidney Webb, a Non-Executive Director of the Company, has never entered into a service agreement with the Company or any of its subsidiary undertakings. His salary is reviewed on an annual basis by the executive remuneration committee of the Company which provided for a salary of L5,000 in 1998.

(e) Paul Adams who is Senior Vice President of International Sales for the Company has no service agreement with the Company or any of its subsidiary undertakings but is an employee of the Company. His salary is reviewed on an annual basis by the executive remuneration committee of the Company which provided for a salary of L210,000 in 1998. There are no provisions for compensation in the event of early termination of Mr Adams' service with the Company. On 11 September 1996, Paul Adams entered into a vesting agreement with the Company. This agreement provides for options that have been granted to acquire Micro Focus Ordinary Shares to be accelerated upon the occurrence of a change in control of the Company for a period of 60 days beginning 30 days prior to the effective date of any change in control or for a period of 60 days after the announcement of confirmed earnings of a merged entity in the event that the change in control is intended to be a "pooling of interest" transaction.

10.37(G)
6.F.12
(2) None of the Proposed Directors have any service agreement with Micro Focus. Their base annual salaries under their letters of appointments with Micro Focus will be as follows:

                                    BASE
       PROPOSED DIRECTOR           SALARY
--------------------------------------------
Kevin Burns                        $16,000
Gary Greenfield                    $16,000
Michael Berty                      $16,000
--------------------------------------------

      The Proposed Directors are also presently entitled to bonus plans, stock options and stock incentive plans and other customary benefits in respect of Intersolv which are summarised below.

6.C.22(B)
(3) Other than as disclosed in Paragraph (2) above, there will be no variations in the total emoluments receivable by the Directors as a consequence of the Merger.

6.F.3
(4) The total aggregate of the remuneration paid and benefits in kind granted to the persons who are or were directors during the last completed financial year to 31 January 1998 is L1,565,000.

(5) In respect of the Proposed Directors there will be no service contracts in place with Micro Focus, but the following service agreements with Intersolv have been entered into.

10.31(G)
6.F.12.
(a) Gary Greenfield entered into an executive employment agreement with Intersolv Group expiring on 31 July 2001 unless either party gives notice that the agreement is not to be extended. If there is a change in control of Intersolv, the agreement is automatically extended for a three year term. The Merger will constitute a "change in control" of Intersolv for the purposes of the agreement. If the agreement is terminated by Intersolv other than for cause (as defined in the agreement) or the executive's disability or by the executive for good reason or during the first year following a change in control, Intersolv will make a lump sum payment to the executive based on a multiple of the monthly salary and bonus. If following the Merger, termination of employment occurred as of 31 October 1998, Mr. Greenfield will be entitled to a severance payment of approximately $1,006,000, payments in respect of certain employee benefits of approximately $96,000, and certain employee benefits such as health, life and disability insurance for three years after the change in control. In addition, during the 18 months after termination of employment described above (except termination for cause) Mr. Greenfield will be entitled to compensation for certain consulting services and non-competition agreements. If the termination of employment occurred as of 31 October 1998, Mr. Greenfield would be entitled to receive approximately $1,006,000.

6.F.11
6.F.10
(b) Kevin Burns entered into an executive employment agreement with Intersolv Group which expires 30 September 1999 unless either Intersolv or Kevin Burns gives notice as allowed by the agreement. The Merger will constitute a "change in control" of Intersolv for the purposes of the agreement. If the agreement is terminated by Intersolv other than for cause (as defined in the agreement) or the executive's disability or by the executive for good reason or during the first year following a change in control, Intersolv will make a lump sum payment to the executive of the remaining unpaid salary and bonus as defined in the agreement. During the 18 months following the termination of employment the executive will be subject to certain non-competitive covenants. As of 30 September 1998 his unpaid salary and bonus for the remaining period covered by the agreement will be $300,000.

(c)    Michel Berty does not have an employment agreement with Intersolv.

6.F.11
(6) The total aggregate remuneration and benefits in kind to be paid or granted to the Directors and Proposed Directors from the Effective Date to the year ending 31 January 1999 is estimated to be $300,000 (L182,927).

6.F.10
(7) There is no arrangement under which any Director has waived or agreed to waive future endorsements.

10.42(A)
9.     DIRECTORS', PROPOSED DIRECTORS' AND OTHER INTERESTS

6.F.4
(1) The interests of the Directors and the Proposed Directors, all of which are beneficially owned, in the issued share capital of the Company which have been notified to the Company pursuant to section 324 or section 328 of the Act, or which are required to be entered in the register maintained under section 325 of the Act including (to the extent known or which can with reasonable diligent enquiry be ascertained by the Directors or Proposed Directors) the interests of the persons connected with the Director and the Proposed Director (within the meaning of section 346 of the Act) which would, if the connected person was a Director or a Proposed Director, be required to be disclosed pursuant to those provisions of the Act, as at 20 August 1998 (the latest practicable prior to the publication of this document) and following completion of the proposed Merger are as follows:

                                               BEFORE THE MERGER                             AFTER THE MERGER
                             -----------------------------------------------------   ---------------------------------
          DIRECTORS AND         MICRO FOCUS                            % OF             MICRO FOCUS
            PROPOSED             ORDINARY         MICRO FOCUS     EXISTING ISSUED        ORDINARY         MICRO FOCUS
            DIRECTORS             SHARES             ADSS          SHARE CAPITAL          SHARES             ADSS
      ----------------------------------------------------------------------------------------------------------------
      J. Michael Gullard          --                 1,000             0.01%              --               1,000
      Harold Hughes               100,000           --                 0.12%           100,000               --
      Martin Waters               --                --                 0.00%              --                 --
      Paul Adams                  539,500           300                0.66%              539,500           300
      J. Sidney Webb                5,500           --                 0.01%                5,500            --
      Gary Greenfield             --                --                 0.00%              --              568,941
      Kevin Burns                 --                --                 0.00%              --              109,313
      Michel Berty                --                --                 0.00%              --               10,083
      ----------------------------------------------------------------------------------------------------------------

                             AFTER THE MERGER
                             -----------------
          DIRECTORS AND            % OF
            PROPOSED          ENLARGED ISSUED
            DIRECTORS          SHARE CAPITAL
      ---------------------------------------------
      J. Michael Gullard           0.00%
      Harold Hughes                0.07%
      Martin Waters                0.00%
      Paul Adams                   0.88%
      J. Sidney Webb               0.00%
      Gary Greenfield              1.98%
      Kevin Burns                  0.38%
      Michel Berty                 0.04%
      ---------------------------------------------

6.C.19
(2) Under the option arrangements described more fully in Part 5 of this document, certain Directors have been granted options to subscribe for Micro Focus Ordinary Shares or Intersolv Stock as follows:

(a) The following options to acquire Micro Focus Ordinary Shares were beneficially owned by the Directors at 20 August 1998 (being the last practicable date prior to the printing of this document):

                                   NUMBER OF
                                  MICRO FOCUS                            EXERCISE           LATEST
             DIRECTORS          ORDINARY SHARES     DATE GRANTED          PRICE          EXERCISE DATE
      --------------------------------------------------------------------------------------------------
      Paul Adams                     286,500          10 April 1996       L 1.37            9 April 2003
                                      50,000           5 March 1997       L2.118            5 March 2007
      Harold Hughes                   50,000         19 August 1992       L2.996          19 August 2002
                                      10,000           16 June 1994       L2.396            16 June 2004
      J. Michael Gullard              50,000            2 June 1994       L2.134             2 June 2004
                                     250,000           21 June 1996       L 1.67            21 June 2006
      Martin Waters                3,000,000      16 September 1997       L4.202       16 September 2004
      J. Sidney Webb                  53,500           22 July 1998       L 4.85            22 July 2008
      --------------------------------------------------------------------------------------------------

(b) The following options to acquire Micro Focus ADSs will be beneficially owned by the Proposed Directors as at the Effective Date:

                                                                               WEIGHTED
                             NUMBER OF     NUMBER OF                            AVERAGE
                             INTERSOLV    MICRO FOCUS                          EXERCISE          LATEST
       PROPOSED DIRECTORS     OPTIONS         ADSS          DATES GRANTED        PRICE       EXERCISE DATE
      -------------------------------------------------------------------------------------------------------
      Kevin Burns              198,750      109,313            21 March 1994   $10.2000         21 April 2004
                                                         - 25 September 1996                - 25 October 2006
      Gary Greenfield        1,025,290      563,910           20 August 1990   $10.3400     20 September 2000
                                                                - 1 May 1998                    - 1 June 2008
      Michel Berty              18,333       10,083       21 November 1996 -   $14.6900    21 December 2006 -
                                                           24 September 1997                  24 October 2007
      -------------------------------------------------------------------------------------------------------

(3) Save as disclosed above, none of the Directors or Proposed Directors nor any member of their immediate families nor any person connected with them has any interest in the share capital of the Company or any of its subsidiaries.

6.F.6
(4) No Director has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of Micro Focus and which was effected by any member of Micro Focus during the current or immediately preceding financial year or during an earlier financial year and which remains in any respect outstanding or unperformed.
(5) No loans or guarantees have been granted or provided to or for the benefit of the Directors by Micro Focus.

(6) Save as set out below, the Directors are not aware of any interest (within the meaning of Part VI of the Act) which will represent 3 per cent. or more of the issued share capital of the Company following the

      Merger becoming effective or of any other persons who, directly or indirectly, jointly and severally, exercise or could exercise control over the Company.

(a)    Major Micro Focus Shareholders

6.C.16
[10.42(A)]
      As at 20 August 1998 (being the last practicable date prior to the publication of this document), the following persons had notified Micro Focus of interests (within the meaning of Part VI of the Act) which represented 3 per cent. or more of the issued share capital of Micro Focus as at that date:

                                % OF MICRO FOCUS   NUMBER OF MICRO FOCUS
NAME                            ORDINARY SHARES       ORDINARY SHARES
------------------------------------------------------------------------
Prudential Client (MSS)
  Nominees Limited PAC a/c           7.48%               6,025,495
Micro Focus 1994 EBT                 4.74%               3,815,055
Legal & General Assurance
  (Pensions Management)
  Limited                            3.81%               3,068,898
Clydesdale Bank Nominees
  Limited                            3.53%               2,843,535
Vidacos Nominees Limited             3.07%               2,473,261
------------------------------------------------------------------------

      There are no other persons known to Micro Focus to be the beneficial owner of 3 per cent. or more of any class of Micro Focus voting share capital.

(b)    Major Shareholders after the Effective Date

6.C.16
      On the Merger becoming effective, the following are expected to have interests of 3 per cent. or more in the issued share capital of Micro Focus, assuming that there are no changes to the interests already notified to Micro Focus and Intersolv as at 20 August 1998 being the latest practicable date prior to the printing of this document:

                                              NUMBER OF
                                             MICRO FOCUS                      % OF ENLARGED
                                              ORDINARY        NUMBER OF       ISSUED SHARE
      NAME                                     SHARES      MICRO FOCUS ADSS      CAPITAL
      -------------------------------------------------------------------------------------
      Prudential Client (MSS) Nominees
        Limited PAC a/c                       6,025,495              --         4.2%
      -------------------------------------------------------------------------------------

10.     STOCK EXCHANGE QUOTATIONS

6.B.27
6.B.19
The following table sets out the middle market price for Micro Focus Ordinary Shares as derived from the Official List of the London Stock Exchange and the last sale price of the Micro Focus ADSs as derived from Nasdaq for the first business day of each month from March to August 1998 (inclusive) and on 16 June 1998 (the day prior to the announcement of the Merger) and on 21 August 1998 (the latest practicable day prior to the printing of this document).

                                                         MICRO FOCUS ORDINARY    MICRO FOCUS ADS
       MICRO FOCUS ORDINARY SHARES OF 10P EACH             SHARE PRICE (P)          PRICE ($)
------------------------------------------------------------------------------------------------
Monday, 2 March                                                3,147.5                53.750
------------------------------------------------------------------------------------------------

                                                         MICRO FOCUS ORDINARY    MICRO FOCUS ADS
       MICRO FOCUS ORDINARY SHARES OF 2P EACH              SHARE PRICE (P)          PRICE ($)
------------------------------------------------------------------------------------------------
Wednesday, 1 April                                              612.5                 48.625
Friday, 1 May                                                   522.5                 42.000
Monday, 1 June                                                  545.0                 43.938
Tuesday, 16 June                                                502.5                 39.750
Wednesday, 1 July                                               430.0                 34.000
Monday, 3 August                                                457.5                 37.063
Friday, 21 August                                               452.5                 36.375
------------------------------------------------------------------------------------------------

11.    NEW MICRO FOCUS ADSS

The following is a summary of certain provisions of the Deposit Agreement between Micro Focus and the Depositary:

Under the Deposit Agreement, the Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery to the custodian of Micro Focus Ordinary Shares, it will, upon payment of the fee of the Depositary and of all taxes and governmental charges and fees, execute and deliver Micro Focus ADRs, representing Micro Focus ADSs, to such persons as are requested by the person depositing the Micro Focus Ordinary Shares. Each Micro Focus ADS represents five Micro Focus Ordinary Shares subject to the provisions of the Deposit Agreement which may be amended from time to time. Only persons in whose names Micro Focus ADRs are registered on the books of the Depositary will be treated as owners by the Depositary and Micro Focus, and will be entitled to delivery of the amount of deposited securities at the time represented by such Micro Focus ADRs. The Depositary will convert all cash dividends proportionate to the number of Micro Focus ADSs held subject to any tax. Any tax or charge with respect to any Micro Focus ADR or any deposited securities represented by any Micro Focus ADR will be payable by the owner. It is at the Depositary's discretion as to whether it honours rights to subscribe for additional Micro Focus Ordinary Shares. Micro Focus will pay all reasonable expenses of the Depositary and those of the registrar. Neither the Depositary nor Micro Focus will be liable to any owner of any Micro Focus ADR for non-performance or delay under the Deposit Agreement except that they agree to perform their respective obligations without negligence or bad faith.

12.    ADVISERS, BANKERS AND REGISTRARS

6.A.8
The joint sponsors to Micro Focus are Donaldson, Lufkin & Jenrette International of 99 Bishopsgate, London EC2M 3XD and Warburg Dillon Read, a division of UBS AG, of 1 Finsbury Avenue, London EC2M 2PP.

6.A.8.
The UK legal advisers to Micro Focus are Memery Crystal of 31 Southampton Row, London WC1B 5HT.

6.A.8.
The bankers to Micro Focus are Midland Bank Plc, 1 Mansion House Street, Newbury, Berkshire RG14 5ET.

6.A.4.
The auditors and reporting accountants to Micro Focus are Ernst & Young of Apex Plaza, Reading, Berkshire RG1 1YE.

6.B.14.
The registrars to Micro Focus are Lloyds Bank Registrars of The Causeway, Worthing, West Sussex BN99 6DA.

The depositary receipt agent to Micro Focus in the United States is The Bank of New York, 101 Barclay Street, New York, NY, 100286, United States.

13.    INDEBTEDNESS

10.41 (B)(I)
(1) At the close of business on 31 July 1998, the indebtedness of the Micro Focus Group and the Intersolv Group and the Merged Group was as follows:
6.E.15(A)(I)

                                                        SECURED                                 UNSECURED
                                         --------------------------------------     ---------------------------------
                                           MICRO                                      MICRO
                                           FOCUS       INTERSOLV       MERGED         FOCUS     INTERSOLV    MERGED
                                           GROUP         GROUP         GROUP          GROUP       GROUP       GROUP       TOTAL
                                         ---------     ---------     ----------     ---------   ---------   ---------   ---------
                                         L MILLION     L MILLION      L MILLION     L MILLION   L MILLION   L MILLION   L MILLION
         ------------------------------------------------------------------------------------------------------------------------

         Term loans                            --           0.1           0.1            1.0          --         1.0         1.1
         Bank overdrafts and other
           borrowings                          --            --            --             --         3.9         3.9         3.9
         Deferred consideration                --            --            --             --         0.8         0.8         0.8
                                                      ---------------------------------------------------------------------------
         Total indebtedness                    --           0.1           0.1            1.0         4.7         5.7         5.8
                                                      ===========================================================================
         ------------------------------------------------------------------------------------------------------------------------

6.E.15(A)(III)
(2) The Intersolv Group has provided guarantees to third parties totalling L0.2 million of which no amounts have been included in the table above.

6.E.15(B)
(3) Save as disclosed in (1) and (2) above and apart from intra-group liabilities and guarantees, at the close of business on 31 July 1998 neither Micro Focus nor any member of the Micro Focus Group nor Intersolv nor any member of the Intersolv Group had outstanding any loan capital (whether issued or created but unissued), nor any term loans, nor any other borrowings or indebtedness in the nature of borrowing, including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits, mortgages, charges, hire purchase commitments and obligations under finance leases nor any contingent liabilities or guarantees.

(4) As at 31 July 1998, the Micro Focus Group had cash balances and short term funds of L58.4 million and the Intersolv Group had cash balances and short term funds of L20.5 million, resulting in total cash balances and short term funds of L78.9 million.

(5) Amounts denominated in foreign currencies have been translated into pounds sterling at the closing rates in effect at 31 July 1998.

10.41(C)
14.    WORKING CAPITAL

6.E.16
Micro Focus is of the opinion that, taking into account bank and other facilities, the Merged Group will have sufficient working capital for its present requirements.

15.    MATERIAL CONTRACTS

(1)    Micro Focus

6.C.20(A)
10.41(A)(I)
In addition to the Merger Agreement and the Deposit Agreement, particulars of which are summarised in Part 6 and Paragraph 11 of this Part 7 respectively of this document, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Micro Focus Group within the two years immediately preceding the date of this document and are, or may be, material:

(a) An agreement dated 26 March 1997 between Mr BAJ Collier, Mr G Werrey-Easterbrook, Mr R Mumford, Mr L Thomas, Mr D Whitehead and Mr I Park (1) and Micro Focus (2) under which Micro Focus acquired the whole of the issued share capital of Millennium (UK) Limited for a consideration of L4,000,000 which was satisfied as to L2,000,000 in cash and as to the balance by the allotment and issue to the vendors of 149,142 ordinary shares of 10p each in the capital of Micro Focus credited as fully paid.

(b) An agreement and plan of reorganisation dated 23 December 1997 between Micro Focus (1), XDB (2) and Dr S Bing Yao and Lien Yao (3) under which Micro Focus acquired the whole of the issued share capital of XDB for a consideration of $14,243,000 which was satisfied by the allotment and issue to the vendors of 378,395 ordinary shares of 10p each in the capital of Micro Focus credited as fully paid and the exchange of stock options in XDB for share options in Micro Focus which represented 40,042 options in the Company as at the date of completion of the acquisition.

(c) An agreement dated 12 May 1998 between Domenico Mezzapesa, Giorgio Tedeschini, Stefano Zanasi, Stefano Campodonico, Adriano Paglietti, Stefanio Mancini, Lina Maggiori and Mauro Tedeschini (1) and Micro Focus
      (2) under which Micro Focus acquired the whole of the issued share capital of its Italian distributor, Micro Focus Italia S.r.L., for a cash consideration of $ 4,300,000.

(2)    Intersolv

10.41(A)(I)
The following contract, not being a contract entered into in the ordinary course of business, has been entered into by members of the Intersolv Group within the two years immediately preceding the date of this document and is, or may be, material:

(a) An agreement dated 2 March 1998 between Mr T Haque, Mr M Dudley, Mr A Bone (1), SEFTA Trustees Limited on behalf of each of Messrs Haque, Dudley and Bone (2) and Intersolv (3) under which Intersolv acquired the whole of the issued share capital of SQL Inc. for a consideration which was satisfied by the allotment and issue to the vendors of 1,200,000 shares of Intersolv Stock and 51,450 shares of Intersolv Stock, attributable to the cancellation of options to purchase SQL shares which together represented approximately $25,029,000 at the date of completion of the transaction.

6.C.20(A)

10.41(A)
16.    TAXATION

6.B.9
6.B.10
THE PARAGRAPHS BELOW ARE A GENERAL GUIDE ONLY AND ARE NOT EXHAUSTIVE. MICRO FOCUS SHAREHOLDERS WHO ARE IN ANY DOUBT AS TO THEIR TAXATION POSITION SHOULD CONSULT AN INDEPENDENT PROFESSIONAL ADVISER WITHOUT DELAY.

(1)    UK taxation

      The following paragraphs summarise advice received by the Directors as to the position of holders of Micro Focus Ordinary Shares who are resident or ordinarily resident in the United Kingdom for tax purposes (unless the position of non-residents is specifically referred to), who hold their Micro Focus

      Ordinary Shares as an investment and who are the absolute beneficial owners of those shares. The paragraphs are based on current legislation and Inland Revenue practice which may change.

(a)    Capital gains

      Micro Focus Shareholders resident or ordinarily resident in the United Kingdom for taxation purposes may, depending upon their personal circumstances, be liable to tax on chargeable gains arising from the sale or other disposal of their Micro Focus Ordinary Shares for the purposes of the Taxation of Chargeable Gains Act 1992.

      Micro Focus Shareholders who are not for the purposes of United Kingdom taxation resident or ordinarily resident in the United Kingdom will not normally be liable to United Kingdom taxation on chargeable gains arising from the sale or other disposal of their Micro Focus Ordinary Shares unless those shares are held through a United Kingdom branch or agency or, in certain circumstances, are held by an individual who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for a period of less than five years and disposes of his Micro Focus Ordinary Shares during that period, although they may be subject to charges to foreign taxation depending upon their personal circumstances.

(b)    Dividends

      The tax regime will change for dividends paid after 5 April 1999 when UK Advance Corporation Tax will be abolished. Micro Focus has never paid cash dividends on the Micro Focus Ordinary Shares.

6.B.10
6.B.9
      No tax will require to be withheld on payment of dividends by Micro Focus after 5 April 1999. Dividends will carry a tax credit at the rate of 10 per cent. From 6 April 1999 the rate of income tax on dividend income will be reduced to 10 per cent. for lower and basic rate taxpayers. The tax credit will discharge the income tax liability of an individual shareholder who is not liable to income tax at a rate greater than the basic rate. Higher rate tax on dividends will be at the rate of 32.5 per cent. so that a shareholder who is a higher rate taxpayer will have further income tax to pay at a rate of 22.5 per cent. of the dividend and related tax credit (being the excess of 32.5 per cent. over 10 per cent.). However, the new rules will not mean that a higher rate taxpayer is subject to a greater tax liability than at present. For a United Kingdom resident individual shareholder who is not subject to tax on the dividend, the tax credit will not be repayable.

      Tax credits will also not be repayable to pension fund shareholders.

      A corporate shareholder resident in the United Kingdom for taxation purposes will not generally be liable to United Kingdom corporation tax on any dividend received.

      Shareholders who are not resident in the United Kingdom for tax purposes will generally not benefit from any entitlement to a refund of any part of the tax credit although, in certain circumstances, if resident in a territory which has an applicable double tax treaty with the United Kingdom, a shareholder may obtain a refund of part of the credit not exceeding, in any event, an amount equal to one per cent. of the dividend. Such shareholders should consult their own tax advisers concerning their tax liabilities on dividends received.

(c)    UK Stamp Duty and SDRT

      No UK stamp duty will arise on the issue of the new Micro Focus Ordinary Shares. Pursuant to changes enacted in Finance Act (No.2) 1998 a liability to SDRT will arise as a result of the issue of the corresponding new Micro Focus ADRs. While the liability for SDRT is imposed by statute on the Depositary, such SDRT liability will be borne by Micro Focus.

      A transfer for value of the Micro Focus Ordinary Shares or an agreement to make such a transfer will generally be subject to UK ad valorem stamp duty or to SDRT. Stamp duty and SDRT are normally a liability of the purchaser.

      No UK stamp duty will be payable on the transfer of new Micro Focus ADSs or beneficial ownership of new Micro Focus ADSs, provided that any instrument of transfer or written agreement to transfer remains at all times outside the UK, and provided further that any instrument of transfer or written agreement to transfer is not executed in the UK and the transfer does not relate to any matter or thing done or to be done in the UK. An agreement for the transfer of new Micro Focus ADSs or beneficial ownership of new Micro Focus ADSs will not give rise to a liability to SDRT.

      Any transfer for value of the underlying new Micro Focus Ordinary Shares represented by new Micro Focus ADSs or an agreement to make such a transfer may give rise to a liability to UK stamp duty or SDRT. Subject to the discussion below in relation to depositary receipts and clearance services, the amount of UK stamp duty or SDRT payable is generally calculated at the applicable rate on the consideration for the transfer of the Micro Focus Ordinary Shares at the rate of 50p per L100 (or part thereof) in the case of stamp duty, or in the case of SDRT, at the rate of
      0.5 per cent., in either case of the amount or value of the consideration. On a transfer of Micro Focus Ordinary Shares from the custodian or the Depositary to a holder of a Micro Focus ADSs upon cancellation of the Micro Focus ADSs, only a fixed UK stamp duty of 50p per instrument of transfer will be payable.

      UK stamp duty will, subject to certain exemptions, be payable at the rate of L1.50 per L100 or part of L100 of the value of Micro Focus Ordinary Shares in registered form on any instrument pursuant to which Micro Focus Ordinary Shares are transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include transfers of Micro Focus Ordinary Shares in registered form to the custodian for deposits under the Deposit Agreement. SDRT, at the rate of 1.5 per cent. of the value of the Micro Focus Ordinary Shares, could also be payable in these circumstances, and on issue to such a person, but no SDRT will be payable if stamp duty equal to the SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of Micro Focus Ordinary Shares in registered form to the custodian at the rate of 1.5 per cent. (i.e., where there is no chargeable instrument) SDRT will be payable to bring the charge up to
      1.5 per cent. in total. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the custodian on any such transfers of Micro Focus Ordinary Shares in registered form will be charged by the Depositary to the party to whom Micro Focus ADSs are delivered against such transfers.

(2)    US Federal income taxation

6.B.9(A)
      The following paragraphs summarise the US Federal income tax position of Micro Focus Shareholders who are citizens or residents of the United States, US domestic corporations or persons otherwise subject to US Federal income tax on their world-wide income (a "US Holder"; collectively "US Holders"). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof ("the Code"), administrative pronouncements, judicial decisions and existing and proposed US Treasury Regulations, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. It does not address the consequences of any state, local or foreign tax laws that may be applicable to US Holders. This summary assumes that Micro Focus Ordinary Shares or Micro Focus ADSs will be held as capital assets at all relevant times. It does not discuss all the tax consequences that may be relevant to a US Holder in light of such person's particular circumstances or to holders subject to special rules, such as certain financial institutions, regulated investment companies, insurance companies, dealers in securities and holders whose functional currency is not the US dollar.

(a)    Capital gains

      Under UK law, US Holders will not be liable for UK tax on capital gains realised on the disposal of their Micro Focus Ordinary Shares or Micro Focus ADSs unless the Micro Focus Ordinary Shares or Micro Focus ADSs are held in connection with a trade, profession or vocation carried on in the UK through a UK branch or agency.

      A US Holder will generally recognise capital gains or losses for US Federal income tax purposes on the sale or disposition of their Micro Focus Ordinary Shares or Micro Focus ADSs in an amount equal to the difference between the amount realised upon the disposition and the US Holder's tax basis in such Micro Focus Ordinary Shares or Micro Focus ADSs. Such gain or loss generally will be subject to US federal income tax and will not be treated as short-term capital gain or loss if the US Holder has a holding period of more than one year for the Micro Focus Ordinary Shares or Micro Focus ADSs. Under current law, capital gains of individuals that are not short-term capital gains are, under certain circumstances, taxed at lower rates than items of ordinary income and short-term capital gains. For example, under current law, a US Holder who has a holding period of more than 12 months for Micro Focus Ordinary Shares or Micro Focus ADSs will be taxed at a maximum capital gains rate of 20 per cent. Gains, if any, will generally be US source. Under proposed Treasury regulations, losses, if any, may be treated as foreign source.

(b)    Dividends

      Distributions made by Micro Focus with respect to the Micro Focus Ordinary Shares or Micro Focus ADSs will be treated as dividends for US Federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of Micro Focus determined for US Federal income tax purposes. For these purposes, the amount of any dividend paid in pounds will be equal to the dollar value of the pounds on the date of receipt, regardless of whether or when the payment is in fact converted into US dollars. A gain or loss recognised by a US Holder on a sale or other disposition of the pounds generally will be US source ordinary income or loss. Dividend payments by Micro Focus generally are not eligible for the dividends received deduction that is generally allowed to US corporations. For foreign tax credit purposes, dividends distributed by Micro Focus will generally constitute foreign source "passive income".

(3)    Other Jurisdictions

      Micro Focus Shareholders subject to tax in any other jurisdiction who are in any doubt as to their tax position, should consult an independent professional adviser without delay.

17.    LITIGATION AND INVESTIGATIONS

6.D.8
(1) Neither Micro Focus nor any other member of the Micro Focus Group is or has been engaged in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Micro Focus is aware) which may have or have had a significant effect on the Micro Focus Group's financial position in the 12 months prior to the date of this document.

6.D.8
(2) Neither Intersolv nor any other member of the Intersolv Group is or has been engaged in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Intersolv is aware) which may have or have had a significant effect on the Intersolv Group's financial position in the 12 months prior to the date of this document.

18.    FINANCIAL AND TRADING POSITION

6.E.8
10.41(A)
(1) There has been no significant change in the financial or trading position of the Micro Focus Group since 31 July 1998, being the date of the Micro Focus Group's latest interim accounts.

6.E.8
10.41(A)(I)
(2) There has been no significant change in the financial or trading position of the Intersolv Group since 31 July 1998, being the date of the Intersolv Group's latest quarterly accounts.

19.    MISCELLANEOUS

6.A.9
14.1(I)
10.38(G)
(1) Tower Merger Sub was incorporated in June 1998 for the sole purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with the proposed Merger.

(2) Ernst & Young has given and has not withdrawn its written consent to the inclusion in this document of its name and its reports and references to it in the form and context in which they are included and has authorised the contents of its reports included in this document for the purposes of section 152(1)(e) of the Financial Services Act 1986.

(3) Donaldson, Lufkin & Jenrette and Warburg Dillon Read have given and not withdrawn their written consents to the issue of this document with the inclusion herein of their names and references to them in the form and context in which they are included.

6.B.2
(4) The new Micro Focus Ordinary Shares have not been marketed, nor are they available in whole or in part to the public.

(5) Certain financial projections for Intersolv have been previously published by Intersolv and are included in the registration statement on Form F-4 filed with the SEC and the proxy statement/prospectus despatched to Intersolv Stockholders. These financial projections do not reflect the directors' view of Intersolv's prospects and financial performance and should not be relied upon when considering the proposed Merger.

      None of Micro Focus or its financial advisers or any other party accepts responsibility for the accuracy, reasonableness, validity or completeness of the financial projections or the estimates and assumptions that underlie them.

      The projections were not intended for publication in the UK and should not be regarded as a forecast of profits by Micro Focus or Intersolv and accordingly have not been prepared or reviewed to a standard to which published projections would be prepared and reviewed in the UK. Shareholders should not rely on any of the Intersolv financial projections in making any decision about investment in Micro Focus, or Intersolv or in deciding whether or not to approve the Merger.

(6) This document has been prepared in accordance with the rules of the London Stock Exchange for distribution to Micro Focus Shareholders. However, it will be available in the US. It is not subject to, and has not been prepared in accordance with, the rules of the SEC.

20.    COSTS AND EXPENSES

6.B.15(I)
The costs and expenses of, and incidental to, the Merger payable by Micro Focus are estimated to amount to $16.0 million (L9.8 million) (exclusive of any value added tax). This includes accountancy fees and legal fees, the costs of printing, $8.0 million (L4.9 million) relating to stamp duty charges and $6.1 million (L3.7 million) in respect of advice from Donaldson, Lufkin & Jenrette and Warburg Dillon Read.

The costs and expenses of, and incidental to, the Merger payable by Intersolv are estimated to amount to $15.0 million (L9.2 million), including $8.0 million (L4.9 million) in respect of advice from Hambrecht & Quist.

6.C.7.
21.    DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected at the offices of Memery Crystal, 31 Southampton Row, London WC1B 5HT during usual business hours on any weekday (Saturdays and public holidays excepted) until the Effective Date:

6.C.7(A)
(1)    the memorandum and articles of association of the Company;

6.C.7(G)
(2) the audited consolidated accounts of Micro Focus for the 1996, 1997 and 1998 financial years;

6.C.7(G)
(3) the audited consolidated accounts of Intersolv for the 1996, 1997 and 1998 financial years included in US Form 10-K;

(4) the rules of the Micro Focus Share Option Schemes, the XDB Plans, the Intersolv Options and the Intersolv Warrants;

6.C.7(E)
(5) the rules of the new Micro Focus Plan and the text of the proposed amendments to the Micro Focus 1996 Approved Scheme;

(6)    the Directors' service agreements referred to in Paragraph 8 above;

6.C.7(C).
6.C.7(D)
(7) the material contracts (including the Merger Agreement and the Deposit Agreement) referred to in Paragraph 15 above;

(8)    the written consents referred to in Paragraphs 19 above;

6.C.7(E)
(9)    the reports by Ernst & Young contained in Parts 3 and 4 of this document;
      and

(10)   the US Registration Statement on Form F-4.

Dated 24 August 1998

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                           APPENDIX I -- RISK FACTORS

The following risk factors were incorporated into the US Registration Statement on Form F-4 and have been reproduced here without material alteration

1.    RISKS RELATING TO THE MERGER

INTEGRATION OF OPERATIONS AND ADMINISTRATION

Micro Focus and Intersolv have entered into the Merger Agreement with the expectation that the proposed Merger will result in long-term strategic benefits. Realisation of these anticipated benefits will depend in part on whether the operations and administration of the companies can be integrated in an efficient and effective manner. There can be no assurance that this will occur. The successful integration of Micro Focus and Intersolv will require, among other things, integration of the product offerings of the companies, the co-ordination of their respective management, sales and marketing and research and development efforts and the co-operation and co-ordination of the business managers of the two companies. It is possible that this integration will not be accomplished smoothly or successfully, and that efforts to achieve integration may require more time, expense and management attention than anticipated. The diversion of management's attention from day-to-day operations and any difficulties encountered in the transition process could have a material adverse effect on the Merged Group's business, financial condition and results of operations. Disruption of the Merged Group's business might result from employee uncertainty or lack of focus, as well as from customer or supplier confusion, following announcement of the Merger. Further, as a result of the integration of the financial and administrative infrastructures of Micro Focus and Intersolv, the policies and procedures of the Merged Group may be different than those of either company individually. For example, if there is a change in accounting policies and procedures, even if the Merged Group meets or exceeds its target for total licensing and other contracting activity, it is possible that the Merged Group's financial results would not meet expectations. The process of combining the operations of the two organisations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have a material adverse effect on their combined operations. In addition, during the pre-Merger and integration phase, competitors may try to recruit key employees of Micro Focus or Intersolv and to gain a competitive advantage with the prospective and existing customers of Micro Focus or Intersolv. Despite the efforts of the Merged Group, it might not be able to retain key management, technical and sales personnel.

EXECUTION BY COMBINED SALES AND MARKETING FORCES

Each of Micro Focus and Intersolv may experience disruption in sales and marketing as a result of attempting to integrate the sales forces of the two companies, and may be unable to effectively correct such disruption, or to successfully execute its sales and marketing objectives, even after the companies' respective sales and marketing forces have been combined. In addition, sales cycles and sales models for the various products that will make up the Merged Group's product line may vary significantly from product to product. Sales personnel not accustomed to the different approaches required for products newly added to their portfolio may experience delays and difficulties in selling these newly added products. Furthermore, it may be difficult to retain key sales personnel during the period prior to and after the effectiveness of the Merger. As a result, the Merged Group may be unable to take full advantage of the combined sales forces' efforts, and the sales approach and distribution channels of one company may be ineffective in promoting the products of the other. Micro Focus and Intersolv also use a number of distribution channels in the various geographic locations in which their respective products are sold, and channel conflicts may develop following the Merger.

INTEGRATION OF PRODUCTS AND ENGINEERING TEAMS

After the Merger, the Merged Group plans to combine its product offerings. It is possible that such integration efforts will not be accomplished in a timely manner or will not be feasible technologically. There can be no assurance that either company will retain its key technical personnel, that the engineering teams of the two companies will successfully co-operate and realise any technological benefits, or that the focus on product integration and extension efforts will not have an adverse effect on the development, introduction or delivery of new or enhanced Micro Focus or Intersolv products.

FINANCIAL IMPACT OF FAILURE TO ACHIEVE SYNERGIES

If the integration of Micro Focus' and Intersolv's operations is not successful, if the Merged Group does not achieve the operational efficiencies and other business synergies that are anticipated or if those synergies are not achieved as quickly as may be expected by financial analysts or at the level expected by financial analysts, or if
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the effect of the Merger on earnings per share is not in line with the expectation of financial analysts, the market price of the Micro Focus Ordinary Shares or the Micro Focus ADSs could be significantly and adversely affected. See "Risks related to Micro Focus, Intersolv and the Merged Group -- Volatility of stock price."

INTEGRATION OF GEOGRAPHICALLY DISPERSED ORGANISATIONS

The difficulties of integrating the organisations of Micro Focus and Intersolv will be compounded by the fact that Micro Focus and Intersolv each have significant operations on both the East Coast and the West Coast of the United States and in a number of foreign countries. It is intended that the Merged Group will maintain its presence in these various regions following the Merger, which may complicate co-ordination and communication among development, marketing and service teams and may require additional management resources and attention. In addition, Micro Focus and Intersolv each have a worldwide sales organisation with offices in numerous states and foreign countries, and integration of these geographically dispersed sales operations is expected to require a significant amount of management resources and attention.

INCREASED INTEGRATION DIFFICULTIES ASSOCIATED WITH RECENT ACQUISITIONS

The challenges of integrating the organisations and operations of Micro Focus and Intersolv will be compounded by ongoing efforts associated with the integration of recent acquisitions by both companies, including the acquisitions by Micro Focus of Millennium UK Limited in April 1997, XDB in January 1998, Micro Focus Italia S.r.L. in May 1998 and Advanced Software Engineering Pty. Ltd in August 1998 and the acquisition by Intersolv of SQL Software, Ltd. in March 1998. The integration of multiple organisations will require a substantial amount of management resources and attention. See "Risks related to Micro Focus and Intersolv and the Merged Group -- Recent and future acquisitions."

EFFECT OF MERGER ON SUPPLIERS, RESELLERS AND CUSTOMERS

The announcement and completion of the Merger could cause suppliers, resellers and present and potential customers of either company to delay or cancel orders for products as a result of concerns and uncertainty over evolution, integration and support of Micro Focus' and Intersolv's products following the Merger. The Merged Group's combination of products could cause present and potential customers of Micro Focus and Intersolv to delay or cancel orders for products. Such delays or cancellations of orders could have a material adverse effect on the business, financial condition and results of operations of Micro Focus, Intersolv or the Merged Group. In particular, such delays or cancellations could be expected to disrupt revenue and earnings, which in turn would have a negative effect on the market price of the Micro Focus ADSs or, before the Merger, Intersolv Stock.

FIXED EXCHANGE RATIO

Under the terms of the Merger Agreement, each outstanding share of Intersolv Stock will be converted into the right to receive 0.55 of a Micro Focus ADS at the Effective Date. The Merger Agreement does not provide for adjustment of the Exchange Ratio based on fluctuations in the price of either Micro Focus ADSs or Intersolv Stock. The price of Micro Focus ADSs has declined from the price at the date of execution of the Merger Agreement and may vary significantly between the date hereof and the date on which stockholders vote with respect to the Merger Agreement due to, among other factors, a high level of speculative trading of the kind that generally accompanies the announcement of a merger coupled with typically low trading volume for the ADSs on Nasdaq, market perception of the synergies expected to be achieved by the Merger, changes in the business, operations or prospects of Micro Focus or Intersolv, market assessments of the likelihood that the Merger will be completed and the timing of completion of the Merger and general market and economic conditions. To the extent that the market price of Micro Focus ADSs increases or decreases before the Effective Date, the value at the Effective Date of the Micro Focus ADSs to be received by Intersolv Stockholders in the Merger would correspondingly increase or decrease. Intersolv Stockholders will not be compensated for decreases in the market price of the Micro Focus ADSs that could occur before the Effective Date. The Micro Focus ADSs and the Intersolv Stock historically have been subject to substantial price volatility. No assurance can be given as to the market prices of the Micro Focus ADSs or Intersolv Stock. Micro Focus Shareholders voting on the Merger Agreement and the Merger are urged to obtain recent market quotations for Micro Focus ADSs and Intersolv Stock. The current market quotations for the Micro Focus ADSs and shares of Intersolv Stock may be obtained on the Internet at http://www.nasdaq.com. See "Risks related to Micro Focus, Intersolv and the Merged Group -- Volatility of stock price."

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

COSTS OF INTEGRATION; TRANSACTION EXPENSES

Micro Focus and Intersolv estimate that they will incur aggregate direct transaction costs of approximately $31 million (L18.9 million) associated with the Merger, which will result in a non-recurring charge to operations upon consummation of the Merger. Micro Focus also expects to incur a non-recurring charge to operations primarily in the quarter ending 31 October 1998, the quarter in which the Merger is expected to be completed, to reflect costs associated with integrating the two companies. Actual costs may substantially exceed such estimates, unanticipated expenses associated with the integration of the two companies may arise, or Micro Focus may incur additional material charges in subsequent quarters to reflect additional costs associated with the integration of the two companies.

REDUCTION OF OWNERSHIP INTEREST OF CURRENT SHAREHOLDERS

Following the Merger, and based on the number of shares of Intersolv Stock outstanding as of 20 August 1998, the current Micro Focus Shareholders and Intersolv Stockholders will own approximately 56 per cent. and 44 per cent., respectively, of the issued Micro Focus Ordinary Shares and Micro Focus ADSs and 54 per cent. and 46 per cent., respectively, of Micro Focus Ordinary Shares and Micro Focus ADSs on a fully diluted basis. This represents a substantial reduction of the ownership interest in the Merged Group of the current Micro Focus Shareholders and the current Intersolv Stockholders, in each case compared to their ownership interests in their respective companies before the Effective Date. The issuance of additional Micro Focus ADSs pursuant to the Intersolv Options and Intersolv Warrants being assumed by Micro Focus in the Merger and pursuant to the Micro Focus Share Option Schemes will result in further dilution to the current Micro Focus Shareholders and Intersolv Stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of Micro Focus ADSs on Nasdaq or Micro Focus Ordinary Shares on the London Stock Exchange (including shares issued upon the exercise of outstanding options and warrants) could adversely affect the market price of Micro Focus ADSs prevailing from time to time and could impair the ability of the Merged Group to raise capital through the sale of equity or debt securities. At the Effective Date, Micro Focus will issue to Intersolv Stockholders an aggregate of approximately 12,576,350 Micro Focus ADSs representing approximately 62,881,753 Micro Focus Ordinary Shares, based on the number of shares of Intersolv Stock outstanding as of 20 August 1998. Immediately upon completion of the Merger, approximately 62,344,470 of such Micro Focus Ordinary Shares will be freely tradable, and the remainder can be publicly sold following publication of financial results covering 30 days of post-Merger combined operations, subject to volume and other limitations imposed upon affiliates of either company under Rule 145 promulgated under the Securities Act. In addition, based on the number of Intersolv Options and Intersolv Warrants outstanding as of 20 August 1998, approximately 2,340,385 additional Micro Focus ADSs representing approximately 11,701,924 Micro Focus Ordinary Shares will be reserved for issuance following the Merger. Substantially all of the approximately 80,545,471 Micro Focus Ordinary Shares and 7,697,313 Micro Focus Ordinary Shares issuable upon exercise of options outstanding before the Merger will either be freely tradable, or tradable within the volume and manner of sale restrictions imposed under Rule 144 or Rule 145 promulgated under the Securities Act. Any substantial sales of Micro Focus securities in the public market could have a material adverse effect on the market price of such securities.

POOLING OF INTERESTS

To qualify the Merger as a pooling of interests for US accounting purposes, Micro Focus, Intersolv and their respective affiliates must meet the criteria for pooling of interests accounting established in opinions published by the Accounting Principles Board and interpreted by the Financial Accounting Standards Board and the Commission. These opinions are complex and the interpretation of them is subject to change. Consummation of the Merger is conditioned, among other things, upon (i) the receipt by Intersolv of a letter from its independent accountants regarding concurrence with Intersolv management's conclusions that no conditions exist that would preclude Intersolv from being a party to a merger accounted for as a pooling of interests and (ii) receipt by Micro Focus of a letter from its independent auditors regarding concurrence with Micro Focus management's conclusions as to the appropriateness of pooling of interests accounting treatment for the Merger under APB No. 16 if consummated in accordance with the Merger Agreement. However, the availability of pooling of interests accounting treatment for the Merger depends, in part, upon circumstances and events occurring after the Effective Date. For example, affiliates of Micro Focus and Intersolv must not sell, or otherwise reduce their risk with respect to, any shares of stock, except for a de minimis number as defined by certain Commission rules and regulations, of either Micro Focus or Intersolv during the period beginning 30 days before the Effective Date and
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

continuing until the day that Micro Focus publicly announces financial results covering at least 30 days of combined operations of Micro Focus and Intersolv. If the Merger is completed and the Effective Date occurs during September 1998, Micro Focus expects that such combined financial results would be published in November or December 1998. If the Merger is completed and the Effective Date occurs after September 1998, Micro Focus expects that such combined financial results would be published in February or March 1999. If affiliates of Micro Focus or Intersolv sell their Micro Focus ADSs despite a contractual obligation not to do so, the Merger may not qualify for accounting as a pooling of interests for financial reporting purposes in accordance with US generally accepted accounting principles ("US GAAP"). The failure of the Merger to qualify for pooling of interests accounting treatment for financial reporting purposes in accordance with US GAAP for any reason would materially and adversely affect Micro Focus' reported earnings and, potentially, the price of the Micro Focus ADSs.

2.     RISKS RELATING TO MICRO FOCUS, INTERSOLV AND THE MERGED GROUP

FLUCTUATIONS IN OPERATING RESULTS; ABSENCE OF SIGNIFICANT BACKLOG

Each of Micro Focus and Intersolv has experienced, and the Merged Group may continue to experience, significant fluctuations in its results of operations on a quarterly and an annual basis. Historically, the quarterly net revenue of Micro Focus and Intersolv have been difficult to predict due to a number of factors. Factors that have influenced Micro Focus and Intersolv and will continue to influence the Merged Group's results of operations in a particular period include: demand for the products marketed by Micro Focus and Intersolv; the size and timing of customer orders; product life cycles; the ability of the Merged Group to introduce and market new and enhanced versions of its products on a timely basis; the introduction and acceptance of new products and product enhancements by Micro Focus, Intersolv or the Merged Group or their competitors; customer order deferrals in anticipation of new or enhanced products or technologies; timing of product introductions or enhancements by the Merged Group or its competitors; technological changes in the software industry; changes in the mix of distribution channels through which the Merged Group's products will be offered; purchasing patterns of distributors and other customers, including customer budgeting cycles; the quality of products sold; price and other competitive conditions in the industry; changes in the Merged Group's operating expenses; changes in the Merged Group's sales incentive plans; cancellation of licenses during the warranty period; non-renewal of maintenance agreements; the effects of extended payment terms (particularly for international customers), delays of orders by customers; customers' delay in or failure to pay accounts receivable; and economic conditions generally or in various geographic areas. In addition, a majority of Micro Focus' net revenue is denominated in U.S. dollars, while its costs are incurred approximately equally in U.S. dollars and other currencies, predominately GB pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the GB pound, may have a material effect on the operating results of the combined company.

A relatively high percentage of the expenses of Micro Focus and Intersolv is fixed over the short term and, as a result, if anticipated revenue in any quarter does not occur or is delayed, expenditure levels could be disproportionately high as a percentage of total revenue and operating results for that quarter would be immediately and adversely affected. Micro Focus and Intersolv historically have operated with little product backlog because their products are generally shipped as orders are received. As a result, revenue of the Merged Group in any quarter will depend on the volume and timing of, and the ability to fill, orders received in that quarter. In addition, Micro Focus and Intersolv have at times recognised a substantial portion of their total revenue from sales booked and shipped in the last month of the quarter such that the magnitude of quarterly fluctuations of the Merged Group may not become evident until late in, or at the end of, a particular quarter.

SEASONALITY OF OPERATING RESULTS

Historically the businesses of Micro Focus and Intersolv have been subject to seasonal variations. Micro Focus customers tend to make product purchase decisions in the fourth quarter of the Micro Focus fiscal year as a result of purchase cycles related to expiration or renewal of budgetary authorisations. Intersolv sales historically also tend to be stronger in the fourth quarter of the Intersolv fiscal year. As a result, the Merged Group expects to experience lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. Both Micro Focus and Intersolv typically have recognised a high proportion of their quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a large portion of the companies' expenses do not vary with revenue. In addition, Micro Focus' revenue is also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. Due to all of the foregoing factors, it is possible that in some future quarters

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the Merged Group's operating results will be below the expectations of stock market analysts and investors. In such event, the price of the Micro Focus ADSs could be materially adversely affected.

PRODUCT CONCENTRATION

Substantially all of the total net revenue of Micro Focus is derived from products and related services for mainframe applications development in the COBOL language and COBOL compilers running on workstations and PCs. After the Merger, a substantial portion of the total net revenue of the Merged Group will be derived from such products and services. As a result, the future operating results of the Merged Group will depend upon continued market acceptance and use of the COBOL language. There can be no assurance as to how long COBOL will continue to be a viable computer language, especially in view of the trends toward Windows-based distributed network computing. Similarly, there can be no assurance as to how long existing mainframe users will continue to use their systems in ways that benefit from use of the application development tools marketed by Micro Focus. Any decline in demand for, or market acceptance or use of, the COBOL language or mainframes as a result of competition, technological change or other factors could have a material adverse effect on Merged Group's business, financial condition and results of operations.

YEAR 2000 BUSINESS AND COMPLIANCE ISSUES

Micro Focus and Intersolv market certain of their products and services to customers for managing the maintenance and redevelopment of mission-critical computer software systems. In addition, an increasing proportion of the business of both companies is devoted to providing solutions for the Year 2000 problem, which affects the performance and reliability of many mission-critical systems. The Micro Focus and Intersolv customer agreements typically contain provisions designed to limit their respective exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Micro Focus and Intersolv customer agreements may not be effective as a result of existing or future federal, state, local or foreign laws or ordinances or judicial decisions. Although neither Micro Focus nor Intersolv has experienced any material product or service liability claims to date, the sale and support of their respective products and services may entail the risk of such claims, particularly in the Year 2000 market, which could be substantial in light of the use of their respective products and services in mission-critical applications. A successful product or service liability claim brought against Micro Focus, Intersolv or the Merged Group could have a material adverse effect upon the Merged Group's business, financial condition and results of operations. Furthermore, Micro Focus and Intersolv anticipate that demand in the Year 2000 market will decline, perhaps rapidly, in anticipation of or following the Year 2000 and the demand for the Merged Group's Year 2000 solutions and products may also decline significantly as a result of new technologies, competition or other factors. If this decline in demand were to occur, the Merged Group's license revenue and professional services fees could be materially and adversely affected.

Micro Focus and Intersolv are in the process of reviewing their respective major internal corporate systems for potential Year 2000 compliance issues and each intends to take appropriate corrective action based on the results of such review. Neither Micro Focus nor Intersolv currently anticipates that it will incur material operating expenses or be required to invest heavily in internal system improvements as a result of Year 2000 compliance issues. In addition, Micro Focus and Intersolv each believes that the current versions of their respective software products are Year 2000 compliant. Notwithstanding the foregoing, there can be no assurance that the Year 2000 problem will not have an adverse effect on the business, financial condition or results of operations of the Merged Group.

LENGTHY SALES CYCLE

The sale of Micro Focus application development tools and the Intersolv application development products typically involves a significant technical evaluation and commitment of capital and other resources, with the delays frequently associated with customers' internal procedures to approve such expenditures, to engineer deployment of new technologies and to test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the purchase of the products of Micro Focus and Intersolv is typically lengthy, generally ranging from three to nine months, and is subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which Micro Focus and Intersolv have little or no control. Because of the lengthy sales cycle, if orders forecasted from a specific customer for a particular quarter are not realised in that quarter or any significant customer delays payment or fails to pay, the Merged Group is likely not to be able to generate revenue from alternate sources in time to compensate for the shortfall. As a result, and due to the typical size of customers' orders, a lost or delayed sale would have a material adverse effect on the Merged Group's quarterly operating results and cash flow. Moreover,
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to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected.

DEPENDENCE ON NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE

Both Micro Focus and Intersolv must continually change and improve their respective products in response to changes in operating systems, application software, computer hardware and software, programming tools and computer language technology. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Merged Group's growth and future financial performance will depend upon its ability on a timely and cost-effective basis to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. There can be no assurance that the Merged Group will be successful in developing and marketing, on a timely basis or at all, fully functional and integrated product enhancements or new products that respond to changing market conditions, that the Merged Group's enhanced or new products will achieve market acceptance, or that other software vendors will not develop and market products that are superior to the products offered by the Merged Group. Further, customers may delay purchases in anticipation of technological changes. In addition, as the Merged Group introduces new products that cause existing products to become obsolete, the Merged Group could experience inventory write-offs, which could have a material adverse effect on the Merged Group's business, results of operations and financial condition. In the past, both Micro Focus and Intersolv have experienced delays and increased expenses in developing certain new products. The Merged Group's ability to develop and market new products depends upon its ability to attract and retain qualified employees. Any failure by the Merged Group to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees, could materially adversely affect the Merged Group's business, financial condition and results of operations.

PRODUCT DEFECTS, PRODUCT RETURNS AND PRODUCT LIABILITY

Software products as complex as those offered by Micro Focus and Intersolv may contain undetected errors or failures, especially when first introduced or when new versions are released. In the past, such errors have occurred in products offered by Micro Focus and Intersolv, and there can be no assurance that errors will not be found in their respective current products or the Merged Group's future products. The occurrence of such errors, defects or failures could result in product returns and other losses to the Merged Group or its customers. There can be no assurance that, despite product testing by the Merged Group and testing and use by customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in loss of or delay in market acceptance of the Merged Group's products, which could have a material adverse effect on the Merged Group's business, financial condition and results of operations.

In addition, each of Micro Focus' and Intersolv's customer agreements typically contain provisions designed to limit exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in such agreements may not be effective as a result of existing or future federal, state, local or foreign laws or ordinances or judicial decisions. Although neither Micro Focus nor Intersolv has experienced any material product liability claims to date, the sale and support of Micro Focus' and Intersolv's products entails the risk of such claims. A successful product liability claim brought against the Merged Group could have a material adverse effect on the Merged Group's business, financial condition and results of operations.

PROTECTION AND ENFORCEMENT OF INTELLECTUAL PROPERTY RIGHTS

6.D.6
Each of Micro Focus and Intersolv relies on a combination of trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in its products. In addition, Micro Focus has one patent issued in the United States, as well as pending patent applications in the United States, Europe and Japan. In the future, the Merged Group expects to seek additional United States and foreign patents on its technology. There can be no assurance that any patents will issue from any of the pending applications or applications in preparation or that any claims allowed will be of sufficient scope or strength, or issue in sufficient countries where the Merged Group's products can be sold, to provide meaningful protection or any commercial advantage to the Merged Group. Moreover, any patents that have been or may be issued might be challenged. Any such challenge could result in time consuming and costly litigation and result in the Merged Group's patents being held invalid or unenforceable. Furthermore, even if the patents are not challenged or are upheld, third parties might be able to develop other technologies or products without infringing any such patents.

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Each of Micro Focus and Intersolv has entered into confidentiality and invention assignment agreements with its employees, and non-disclosure agreements with certain of its suppliers, distributors and customers in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by Micro Focus or Intersolv to protect its intellectual property will prove sufficient to prevent misappropriation of its technology or to deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect the products or intellectual property rights of the Merged Group to the same extent as do the laws of the United States.

In the past, each of Micro Focus and Intersolv has received, and in the future may receive, notices from third parties claiming that its products or proprietary rights infringe the proprietary rights of third parties. Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause product shipment delays or require the Merged Group to enter into royalty or licensing agreements. The failure to obtain a license from a third party for technology used by Micro Focus, Intersolv or the Merged Group could cause the Merged Group to incur substantial liabilities and to suspend the production and sale of certain of its products, which could have a material adverse effect upon the Merged Group's business, financial condition and results of operations. Litigation to determine the validity of any claims could result in significant expense to the Merged Group and divert the efforts of the technical and management personnel of the Merged Group from operating activities, whether or not such litigation is determined in favour of the Merged Group. In the event of an adverse ruling in any such litigation, the Merged Group may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringed technology. In the event of a successful claim against the Merged Group and the failure of the Merged Group to develop or license a substitute technology, the Merged Group's business, financial condition and results of operations would be adversely affected. As the number of software products in the industry increases and the functionality of these products further overlaps, Micro Focus believes that software developers may become increasingly subject to infringement claims. Any such claims against Micro Focus, Intersolv or the Merged Group, with or without merit, as well as claims initiated by the Merged Group against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

Each of Micro Focus and Intersolv has, and the Merged Group in the future may, license its patents or proprietary rights for commercial or other reasons, to parties who are competitors of Micro Focus or Intersolv, or who may become competitors of the Merged Group. Further, the Merged Group may also elect to initiate claims or litigation against third parties for infringement of patents or proprietary rights or to establish the validity of patents or proprietary rights held by the Merged Group. Such litigation could be time consuming and costly and have a material adverse effect on the Merged Group's business, financial condition and results of operations.

COMPETITION

The markets in which Micro Focus and Intersolv compete are characterised by rapid technological change and aggressive competition. Micro Focus competes with other COBOL vendors that offer compilers and application development tools. The companies that distribute COBOL compilers for operation on personal computers and workstations include: Acucobol, Inc., Computer Associates International, Inc., International Business Machines Corporation and Liant Software Corporation. In addition, Micro Focus competes with non-COBOL language and application development vendors, including vendors of fourth generation language products, database vendors with application development tools, vendors of object oriented programming tools, some CASE tool companies and mainframe compiler and tool vendors. In the automated software quality business, Intersolv competes with Microsoft Corporation, Mortice Kern Systems Inc., Platinum Technology, Inc. and Rational Software Corporation among others. In the data connectivity market, Intersolv competes with most major database vendors, including Informix Corporation, International Business Machines Corporation, Microsoft Corporation, Oracle Corporation and Sybase, Inc. Micro Focus and Intersolv also compete with many vendors of Year 2000 tools and services.

Micro Focus and Intersolv believe that the principal competitive factor in the software development tools industry is the ability to offer open, end-to-end solutions that operate across multiple platforms and development environments. The other competitive factors in the markets served by Micro Focus and Intersolv include product performance and reliability, functionality, integration, product quality, product enhancement, price, training and support; the success and timing of new product development efforts; changes affecting the hardware, operating systems or database systems that they support; the level of demonstrable economic benefits for users relative to cost; ease of installation; and vendor reputation, experience and financial stability. Micro Focus and Intersolv believe that they compete favourably with respect to all of these factors. Existing conditions in the market for development environments, data connectivity tools, enterprise application renewal tools and automated software quality tools could change rapidly and significantly as a result of technological changes, and the deployment of alternative technologies could decrease the demand for such products or render them obsolete. To be successful in the future, the Merged Group must respond promptly and effectively to the challenges of changing customer requirements, technological change and competitors' innovations. There can be no assurance that the Merged Group will be able to compete successfully with existing or new competitors.

Micro Focus and Intersolv both also encounter competition from a broad range of firms in the market for professional services. Many current and prospective competitors in the professional services market have significantly greater financial, technical, recruiting and marketing resources devoted to professional services than Micro Focus or Intersolv. The competitive factors affecting the market for the professional services offered by Micro Focus and Intersolv include responsiveness to customer needs, productivity and the ability to demonstrate achievement of results, breadth and depth of services offered, the ability to hire and retain qualified technical personnel, price and reputation. There can be no assurance that the Merged Group will be able to compete effectively in the future in the professional services market, and in particular in the Year 2000 professional services market, nor that future competition for professional services will not have a material adverse effect on the business, financial condition and results of operations of the Merged Group.

Micro Focus and Intersolv expect competition to increase in the future from existing competitors and from other companies that may enter the Merged Group's existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality. Some of the competitors of Micro Focus and Intersolv have greater financial, marketing or technical resources, as well as greater name recognition and access to customers than Micro Focus or Intersolv, and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can Micro Focus or Intersolv. There can be no assurance that other companies will not develop competitive products in the future. In addition, current and potential competitors have established or may establish co-operative relationships among themselves or with third parties to offer complete solutions. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain market share. Also, the software industry is characterised generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. There can be no assurance that additional competitors will not introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than the Merged Group's products.

There can be no assurance that the Merged Group will meet these challenges, that it will be able to compete successfully against current or future competitors, or that the competitive pressures faced by the Merged Group will not materially and adversely affect the Merged Group's business, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Merged Group may make certain promotional pricing, service, marketing or other decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Merged Group's business, financial condition or results of operations.

SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS

The Merged Group's revenue and results of operations will be subject to fluctuations in general economic conditions. If there were a general economic downturn or a recession in the United States or certain other markets, Micro Focus believes that certain customers might reduce or delay their purchases of the Merged Group's products or services, leading to a reduction in the Merged Group's revenue. The factors that might influence current and prospective customers to reduce their information technology budgets under these circumstances are beyond the Merged Group's control. In the event of an economic downturn, the Merged Group's business, financial condition and results of operations could be materially adversely affected.

GLOBAL OPERATIONS

For the fiscal years ended 31 January 1996, 1997 and 1998, sales to customers outside of the United States represented approximately 40.5 per cent., 45.7 per cent. and 45.0 per cent., respectively, of Micro Focus' total net revenue. For the fiscal years ended 30 April 1996, 1997 and 1998, sales to customers outside of the United States represented approximately 33.3 per cent., 30.5 per cent. and 26.5 per cent., respectively, of Intersolv's total net revenue. The Merged Group intends to continue to expand its operations outside of the United States and to enter additional international markets. Each of Micro Focus and Intersolv has committed and continues to commit significant time and resources to developing international sales and support channels. There can be no assurance that such efforts will be successful. The failure of such efforts could have a material adverse effect on the Merged Group's business, financial condition and results of operations. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations, longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, United States export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Additionally, intellectual property rights may be more difficult to enforce outside of the United States. There can be no assurance that the factors described above will not have a material adverse effect on the Merged Group's future international revenue and, consequently, on the Merged Group's business, financial condition and results of operations.

RELIANCE ON OPERATIONS IN THE UNITED KINGDOM; ORGANISATION IN ENGLAND AND WALES

A substantial portion of Micro Focus' engineering and research and development operations are located in the United Kingdom. Intersolv's engineering and research and development operations are located primarily in the United Kingdom and Belgium. The geographic distance between the engineering personnel in the United Kingdom, USA (Oregon and North Carolina) and Belgium on the one hand and the primary markets of Micro Focus and Intersolv in the United States on the other hand could lead to logistical and communication difficulties. There can be no assurance that the geographic and cultural differences between the United States and United Kingdom and Belgian personnel and operations of the Merged Group will not result in problems that materially adversely affect the Merged Group's business, financial condition and results of operations. Furthermore, given that the Merged Group will have substantial research and development operations located in the United Kingdom, its operations and the market price of its securities are directly affected by economic and political conditions in the United Kingdom. In addition, the rights of holders of Micro Focus Ordinary Shares and, therefore, certain of the rights of holders of Micro Focus ADSs, are governed by the laws of England and Wales, including the Act, and by Micro Focus' memorandum and articles of association. These rights differ in certain respects from the rights of stockholders in typical United States corporations.

DEPENDENCE ON KEY PERSONNEL

Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Merged Group will be able to attract and retain a sufficient number of qualified personnel to conduct its business in the future. The Merged Group's success depends to a significant degree upon the continued contributions of its key management, marketing, product development, professional services and operational personnel including key personnel of acquired companies. The Merged Group will not have employment agreements with most of its key personnel, nor does it maintain key person life insurance on any of these persons. Several of the senior management personnel of Micro Focus are relatively new to Micro Focus and the Merged Group's success will depend in part on the successful assimilation and performance of these individuals. In addition, to the extent that the senior personnel of Intersolv become part of the management of the Merged Group, the success of the Merged Group will depend in part on the successful assimilation of these individuals. It may become increasingly difficult for the Merged Group to hire, train and assimilate the number of new employees required to support any growth in its business. In particular, the vesting of many of the options to purchase Intersolv Stock held by employees of Intersolv will accelerate at the Effective Date. Micro Focus believes that the ability of the Merged Group to retain these employees and other employees will depend in part upon its ability to grant further options to purchase shares of Micro Focus. If the Merged Group is limited in the number of options it can grant to its employees, the ability of the Merged Group to attract and retain employees could be negatively affected. In addition, it is possible that the business changes or uncertainty brought about by the Merger or other acquisitions may cause key employees to leave the Merged Group, and certain key members of the management of acquired companies, including Intersolv, may not continue with the Merged Group. Any difficulty in attracting and retaining key personnel could have a material adverse effect on the Merged Group's business, financial condition and results of operations.

MANAGEMENT OF GROWTH

Each of Micro Focus and Intersolv has recently experienced a period of rapid growth in net revenue. This growth has placed a significant strain on the financial, management, operational and other resources of Micro Focus and Intersolv, and if it continues is expected to continue to place a significant strain on the Merged Group's financial, management, operational and other resources. There can be no assurance that the Merged Group's management personnel, systems, procedures and controls will be adequate to support the Merged Group's existing and future operations. The Merged Group's ability to manage its growth effectively will require it to continue to expand its operating, manufacturing and financial procedures and controls, to replace or upgrade its operational, financial and management information systems and to attract, train, motivate, manage and retain key employees. Micro Focus has hired many key employees and officers during the last twelve months and, as a result, Micro Focus' entire management team has worked together for only a brief time. If management of the Merged Group is unable to manage growth effectively, the Merged Group's business, financial condition and results of operations could be materially adversely affected.

VOLATILITY OF STOCK PRICE

The market prices of the securities of Micro Focus and Intersolv have experienced significant price volatility and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in operating results, changes in financial estimates by securities analysts, announcements of technological innovations, new products or new contracts by Micro Focus, Intersolv, the Merged Group or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Merged Group's securities. Further, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations, may adversely affect the market price of the Merged Group's securities. The trading prices of many technology companies' stocks are at or near historical highs and reflect price earnings ratios substantially above historical levels. There can be no assurance that these trading prices and price earnings ratios will be sustained. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Merged Group's business, financial condition and results of operations.

RECENT AND FUTURE ACQUISITIONS

6.D.11
Micro Focus completed two business combinations during the fiscal year ended 31 January 1998 and two during fiscal 1999 to date. In April 1997, Micro Focus acquired the entire issue of share capital of Millennium UK Limited ("Millennium"), a privately-held consulting firm, in a transaction accounted for as a purchase. In January 1998, Micro Focus acquired XDB, a provider of database development, maintenance and connectivity solutions, in a transaction accounted for as a pooling of interests. In May 1998, Micro Focus acquired Micro Focus Italia, S.r.L. ("MF Italia"), the distributor for Micro Focus products in Italy, in a transaction accounted for as a purchase. In August 1998, Micro Focus acquired Advanced Software Engineering Pty. Ltd. ("MF Australia"), the distributor for Micro Focus products in Australia, in a transaction accounted for as a purchase. During the fiscal year ended 30 April 1998, Intersolv completed the acquisition of SQL Software, Ltd ("SQL") in a transaction accounted for as a pooling of interests. There can be no assurance that the anticipated benefits of these recently concluded business combinations will be realised. In addition, these acquisitions have required and could continue to require significant additional management attention. The Merged Group expects to continue to grow its business through acquisitions. There can be no assurance that the Merged Group will successfully identify, acquire on favourable terms or integrate acquired businesses, products, services or technologies. The Merged Group may in the future face increased competition for acquisition opportunities, which may inhibit the Merged Group's ability to complete suitable acquisitions and increase the costs of completing such acquisitions. The acquisitions of Millennium, XDB, MF Italia, MF Australia and SQL, as well as potential future acquisitions, will require the Merged Group to successfully manage and integrate such acquired businesses, which are located in diverse geographic locations. Acquiring other businesses will also require the Merged Group to co-ordinate (and possibly change) the diverse operating structures, policies and practices of the acquired companies and to integrate the employees of the acquired companies into the organisation and culture of the Merged Group. Failure of the Merged Group to successfully integrate and manage the recently acquired businesses or other businesses it may acquire in the future and to retain the employees of such businesses, would have a material adverse effect on the business, financial condition and results of operations of the Merged Group. In addition, although the acquisitions of XDB and SQL were accounted for as poolings of interests, future acquisitions by Micro Focus may be accounted for as purchases, resulting in potential charges that may adversely affect the earnings of the Merged Group in future periods. Additional acquisitions may also involve the issuance of Micro Focus ADSs or Micro Focus Ordinary Shares to owners of acquired businesses, resulting in reduction in the percentage of such securities owned by other shareholders of the Merged Group.

ENFORCEABILITY OF UNITED STATES JUDGMENTS

Judgments of United States courts, including judgements against Micro Focus, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

             APPENDIX II -- NOTICE OF EXTRAORDINARY GENERAL MEETING

                             MICRO FOCUS GROUP PLC

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Micro Focus Group Plc will be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN on Wednesday, 23 September 1998 at 4 p.m. for the purpose of considering and, if thought fit, passing the following resolutions of which resolution 1 will be proposed as a special resolution and resolutions 2, 3 and 4 will be proposed as ordinary resolutions.

                               SPECIAL RESOLUTION

1. THAT subject to the passing of resolution 2 and to the Merger Agreement having become unconditional in all respects other than as to the condition relating to Admission (as defined in the listing particulars dated 24 August 1998)(the "Listing Particulars"):

6.B.4 (a)   the proposed acquisition of INTERSOLV, Inc. on the terms of the
          Merger Agreement as described in the Listing Particulars be and it is hereby approved and that the directors be and they are hereby unconditionally authorised to do all such acts, deeds and things and execute such documents as may be necessary or desirable, in their opinion, to complete the Merger in accordance with its terms and to waive, vary or extend the terms and/or conditions of the Merger Agreement (to such an extent as will not constitute a material waiver, variation or extension of the terms and conditions of the Merger Agreement) as they may, in their absolute discretion, think fit;

6.C.10(A)
      (b) the authorised share capital of the Company be increased from L2,250,000 to L4,240,000 by the creation of 99,500,000 additional ordinary shares of 2p each having the rights and subject to the restrictions set out in the Company's articles of association;

6.B.4 (c)   without prejudice to the generality of the authority granted by paragraph (a) of this resolution, the directors be and are hereby authorised for the purposes of effecting the Merger, to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985, as amended (the "Act")) up to an aggregate nominal amount of L1,508,174, such authority to expire no later than 15 November 1998;

6.B.15(A)
      (d) Section 89(1) of the Act shall not apply to any allotment of equity securities (within the meaning of Section 94 of the Act) made pursuant to the authorities given by the preceding paragraphs of this resolution for the purpose of complying with obligations to be undertaken by Intersolv pursuant to the Merger Agreement to allot equity securities to holders of Intersolv Options and to holders of Intersolv Warrants as defined in the Listing Particulars (namely, outstanding options or rights granted to employees, directors or consultants of INTERSOLV, Inc. or its subsidiaries or predecessors pursuant to any stock option, stock bonus, stock award or stock purchase plan, programme or arrangement and warrants, exchangeable or convertible securities or other rights to acquire common stock of INTERSOLV, Inc.);

      (e) the directors be and are hereby generally and unconditionally authorised (in addition to the authority conferred by paragraph (c) of this resolution) to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Act) up to an aggregate amount of L1,110,128, such authority to expire no later than 22 September 2003, provided that:

          (i) the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

          (ii) the authority conferred on the directors hereby shall be in substitution for the authority conferred on the directors on 19 June 1996 which to the extent not used is hereby revoked;

14.8(A)
      (f) the directors be and are hereby empowered pursuant to Section 95 of the Act to allot equity securities (within the meaning of Section 94 of the Act) for cash pursuant to and subject to the authority conferred by paragraph (e) of this resolution as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

          (i) to the allotment of equity securities in connection with a rights issue or other issue of shares in favour of ordinary shareholders of the Company where the equity securities for which such ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

          (ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of L143,427

14.8(B)(II)
          and further, that this power shall expire on the date of the annual general meeting of the Company to be held in 1999 or, if earlier, fifteen months after the date of passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

                              ORDINARY RESOLUTIONS

13.13(A)
13.15
2. THAT the Micro Focus 1998 Share Option Plan ("the new Micro Focus Plan") as outlined in Paragraph 3 of Part 5 of the Listing Particulars be and is hereby approved and adopted and that the directors be and are hereby authorised to grant options to subscribe for or purchase fully paid ordinary shares in the capital of the Company in accordance with the terms and conditions of the new Micro Focus Plan and the directors be and are hereby authorised to do all acts and things necessary to implement the new Micro Focus Plan, to ensure and maintain treatment as Incentive Stock Options (as defined in the new Micro Focus Plan) of those which are intended to be treated as such and to carry the same into effect and to make alterations to the new Micro Focus Plan as may be necessary or desirable in order to obtain or maintain approval of the new Micro Focus Plan from any government or other regulatory or advisory body whether in the United Kingdom or the United States of America or elsewhere provided that any such alterations shall not affect the basic principles of the new Micro Focus Plan; and the directors may be counted in the quorum and their votes may be counted on any matter connected with the grant of options in accordance with this resolution (except that no director may vote or be counted in the quorum in any matter solely relating to an option granted or to be granted to him) notwithstanding that they may be interested in the same and the prohibitions in this regard contained in the articles of association of the Company be and they are hereby suspended and relaxed to that extent.

3. THAT the directors be and they are hereby authorised to amend, subject where necessary in any case to the approval of the Inland Revenue, the Company's Inland Revenue approved share option scheme as outlined in Paragraph 4 of Part 5 of the Listing Particulars and the directors be and they are hereby authorised to vote as directors in relation to any such amendment and to be counted in the quorum at any relevant board meeting notwithstanding that they may be interested in the same.

4. THAT the amount of the aggregate directors' fees set out in article 102 of the Company's articles of association be increased from L50,000 to L250,000 per annum with effect from 1 February 1998.

DATED: 24 AUGUST 1998                                      BY ORDER OF THE BOARD
                                                                    R VAN HOESEN
                                                                       SECRETARY

Registered Office:
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
United Kingdom

Notes

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not also be a member of the Company. Members wishing to vote by proxy may use the enclosed form of proxy.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is executed or a notarially certified copy of such authority, must be lodged at the office of the Company's registrar, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 3UH, not later than 4 p.m. on 21 September 1998. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

3. Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, only those shareholders registered in the register of members of the Company as at 4 p.m. on 21 September 1998 will be entitled to attend and vote at the meeting in respect of the numbers of shares registered in their names at that time. Subsequent changes to the register shall be disregarded in determining the rights of any person to attend or vote at the meeting.

                                                    For Office Use Only

                                                               Number of Shares

                             MICRO FOCUS GROUP PLC

                FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING
           OF MICRO FOCUS GROUP PLC AT THE LAWN, 22-30 OLD BATH ROAD,
                          NEWBURY, BERKSHIRE RG14 1QN
                       AT 4.00 P.M. ON 23 SEPTEMBER 1998

I/We ...........................................................................
(FULL NAMES IN BLOCK CAPITALS PLEASE)

 ................................................................................

of .............................................................................

being a member/members of Micro Focus Group plc hereby appoint the Chairman of the Meeting (SEE NOTE 2)

 ................................................................................
as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN on 23 September 1998 and at any adjournment thereof.

Please indicate which way you wish your proxy to vote by inserting "X" in the appropriate space provided.

---------------------------------------------------------------------------------------------------------------------------------
 SPECIAL RESOLUTION                                      FOR      AGAINST    ORDINARY RESOLUTIONS
---------------------------------------------------------------------------------------------------------------------------------
 1.  Approve the Merger with Intersolv, Inc., and                             2.  Adopt the new Micro Focus Plan
     authorise the issue of shares
---------------------------------------------------------------------------------------------------------------------------------
                                                                              3.  Approve amendments to the Micro Focus 1996
                                                                                  Approved Scheme
---------------------------------------------------------------------------------------------------------------------------------
                                                                              4.  Increase aggregate directors' fees
---------------------------------------------------------------------------------------------------------------------------------

Unless otherwise instructed the proxy will at his/her discretion vote or abstain from voting as he/she thinks fit on any matter properly presented to the Meeting.

Signature ...............................................  Date .......... 1998

NOTES:-
1. In the case of joint holdings only one holder need sign but the names of all joint holders should be given. The vote of the first named in the register of members who tenders a proxy, will be accepted to the exclusion of the votes of other joint holders.
2. The words "the Chairman of the Meeting" may be struck out and the name(s) of some other person(s) substituted; all alterations should be initialled.
3. This form must be signed by the appointer or his attorney duly authorised in writing. A corporation must execute this form either under its Common Seal or under the hand of an officer duly authorised in writing.
4. To be valid, this form, duly completed together with any authority under which it is executed or a notarially certified copy of such authority, must be lodged at the office of the Company's registrar, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 3UH at the address overleaf no later than 4 p.m. on 21 September 1998.
5. A member can appoint more than one person (who need not be a member) to act as his/her proxy. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Micro Focus Group Public Limited Company
                                      (Registrant)


Date:  August 25, 1998                By: /s/ Richard Van Hoesen
                                          -------------------------------------
                                          Richard Van Hoesen
                                          Senior Vice President, Chief Financial
                                          Officer and Secretary